AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 12, 2006

                                       1933 ACT REGISTRATION NO. 333-_____
                                       1940 ACT REGISTRATION NO. 811-07325

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       PRE-EFFECTIVE AMENDMENT NO. __ [ ]

                                       AND

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                       POST-EFFECTIVE AMENDMENT NO. 59 [X]

                        (CHECK APPROPRIATE BOX OR BOXES)

                           PRUCO LIFE FLEXIBLE PREMIUM
                            VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                          PRUCO LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992

                                 (973) 367-1730

    (Address and telephone number of depositor's principal executive offices)

                                 JOSEPH EMANUEL
                               CHIEF LEGAL OFFICER
                          PRUCO LIFE INSURANCE COMPANY
                                751 BROAD STREET
                            NEWARK, NEW JERSEY 07102
                                 (973) 802-4388

                     (Name and address of agent for service)
                                   Copies to:

                                  ROBIN WAGNER
                      VICE PRESIDENT AND CORPORATE COUNSEL
                               One Corporate Drive
                           SHELTON, CONNECTICUT 06484
                                 (203) 925-7176

          Approximate Date of Proposed Sale to the Public: May 1, 2006

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                      Title of Securities Being Registered:
               Interests in Individual Variable Annuity Contracts

                                                   PRUCO LIFE INSURANCE COMPANY
                                                  A Prudential Financial Company
                                         751 Broad Street, Newark, NJ 07102-3777
                                         ---------------------------------------


PRUDENTIAL PREMIER VARIABLE ANNUITY B SERIES(SM) ("B SERIES")
PRUDENTIAL PREMIER VARIABLE ANNUITY L SERIES(SM) ("L SERIES")
PRUDENTIAL PREMIER VARIABLE ANNUITY X SERIES(SM) ("X SERIES")

Flexible Premium Deferred Annuities
--------------------------------------------------------------------------------

PROSPECTUS: MAY 1, 2006

This prospectus describes three different flexible premium deferred annuity classes offered by Pruco Life Insurance Company ("Pruco Life", "we", "our", or "us"). Each of the B Series, L Series, and X Series is a class within a single annuity contract, rather than a separate annuity contract under State insurance law. For convenience in this prospectus, we sometimes refer to each of these annuity classes as an "Annuity", and to the classes collectively as the "Annuities." We also sometimes refer to each class by its specific name (e.g., the "B Series"). Each Annuity has different features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. This Prospectus describes the important features of the Annuities and what you should consider before purchasing one of the Annuities. The Prospectus also describes differences among the Annuities which include differences in the fees and charges you pay and variations in some product features such as the availability of certain bonus amounts. These differences among the products are discussed more fully in the Prospectus and summarized in Appendix A entitled "Selecting the Variable Annuity That's Right for You". There may also be differences in the compensation paid to your Financial Professional for each Annuity. In addition, selling broker-dealer firms through which each Annuity is sold may decline to make available to their customers certain of the optional features offered generally under the Annuity. Alternatively, such firms may restrict the availability of the optional benefits that they do make available to their customers (e.g., by imposing a lower maximum issue age for certain optional benefits than what is prescribed generally under the Annuity). Please speak to your registered representative for further details. Each Annuity or certain of its investment options and/or features may not be available in all states. Various rights and benefits may differ between states to meet applicable laws and/or regulations. For more information about variations applicable to your state, please refer to your Annuity contract or consult your Financial Professional. Certain terms are capitalized in this Prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section.

The Sub-accounts
--------------------------------------------------------------------------------
Each Sub-account of the Pruco Life Flexible Premium Variable Annuity Account invests in an underlying mutual fund portfolio. Currently, portfolios of American Skandia Trust are being offered.

Please Read This Prospectus
--------------------------------------------------------------------------------
Please read this Prospectus and the current prospectus for the underlying mutual funds. Keep them for future reference. If you are purchasing one of the Annuities as a replacement for an existing variable annuity or variable life coverage, or a fixed insurance policy, you should consider any surrender or penalty charges you may incur when replacing your existing coverage and that this Annuity may be subject to a contingent deferred sales charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity's Account Value and whether the Annuity's liquidity features will satisfy that need.

Available Information
--------------------------------------------------------------------------------
We have also filed a Statement of Additional Information that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described on page 69. This Prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at the prescribed rates from the SEC's Public Reference Section, 100 F Street, N.E., Washington, D.C., 20549. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

For Further Information call:
--------------------------------------------------------------------------------

----------->  1-888-PRU-2888

These annuities are NOT deposits or obligations of, or issued, guaranteed or endorsed by, any bank, are NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the AST Money Market Sub-account.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Prudential Premier Variable Annuity B Series(SM), Prudential Premier Variable Annuity L Series(SM), and Prudential Premier Variable Annuity X Series(SM), are service marks of The Prudential Insurance Company of America.

Prospectus Dated: May 1, 2006          Statement of Additional Information Dated: May 1, 2006
COMBPROS05                                                                              PRUCO

           PLEASE SEE OUR PRIVACY POLICY AND IRA DISCLOSURE STATEMENT
                 ATTACHED TO THE BACK COVER OF THIS PROSPECTUS.

     This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Contents
--------------------------------------------------------------------------------

Introduction ..............................................................................    1
   Why Would I Choose to Purchase One of the Annuities? ...................................    1
   What Are Some of the Key Features of the Annuities? ....................................    1
   How Do I Purchase One of the Annuities? ................................................    2
Glossary of Terms .........................................................................    3
Summary of Contract Fees and Charges ......................................................    4
Expense Examples ..........................................................................   12
Investment Options ........................................................................   13
   What are the Investment Objectives and Policies of the Portfolios? .....................   13
   What are the Fixed Rate Options? .......................................................   19
Fees and Charges ..........................................................................   21
   What are the Contract Fees and Charges? ................................................   21
   What Charges Apply to the Fixed Rate Options? ..........................................   23
   What Charges Apply if I Choose an Annuity Payment Option? ..............................   23
   Exceptions/Reductions to Fees and Charges ..............................................   23
Purchasing Your Annuity ...................................................................   24
   What are Our Requirements for Purchasing One of the Annuities? .........................   24
Managing Your Annuity .....................................................................   25
   May I Change the Owner, Annuitant and Beneficiary Designations? ........................   25
   May I Return My Annuity if I Change My Mind? ...........................................   25
   May I Make Additional Purchase Payments? ...............................................   25
   May I Make Scheduled Payments Directly from My Bank Account? ...........................   26
   May I Make Purchase Payments Through a Salary Reduction Program? .......................   26
Managing Your Account Value ...............................................................   27
   How and When are Purchase Payments Invested? ...........................................   27
   How Do I Receive a Longevity Credit Under the X Series? ................................   27
   How Are Longevity Credits Applied to My Account Value Under the X Series? ..............   27
   How Do I Receive a Purchase Credit Under the X Series? .................................   27
   How is Each Purchase Credit Applied to My Account Value? ...............................   27
   Are There Restrictions or Charges on Transfers Between Investment Options? .............   28
   Do You Offer More than One Dollar Cost Averaging Program? ..............................   29
   Do You Offer Any Automatic Rebalancing Programs? .......................................   30
   May I Give My Financial Professional Permission to Manage My Account Value? ............   30
Access To Account Value ...................................................................   31
   What Types of Distributions are Available to Me? .......................................   31
   Are There Tax Implications for Distributions? ..........................................   31
   Can I Withdraw a Portion of My Annuity? ................................................   31
   How Much Can I Withdraw as a Free Withdrawal? ..........................................   31
   Can I Make Periodic Withdrawals from My Annuity During the Accumulation Period? ........   32
   Do You Offer a Program for Withdrawals Under Section 72(t) of the Internal Revenue Code?   32
   What are Minimum Distributions and When Would I Need to Make Them? .....................   32
   Can I Surrender My Annuity for Its Value? ..............................................   32
   What is a Medically-Related Surrender and How Do I Qualify? ............................   33
   What Types of Annuity Options are Available? ...........................................   33
   How and When Do I Choose the Annuity Payment Option? ...................................   34

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                                                                             (i)

Contents
--------------------------------------------------------------------------------

Living Benefit Programs ...................................................................   35
   Do You Offer Programs Designed to Provide Investment Protection for Owners While
    They are Alive? .......................................................................   35
   Guaranteed Minimum Income Benefit (GMIB) ...............................................   35
   Lifetime Five Income Benefit (Lifetime Five) ...........................................   40
   Spousal Lifetime Five Income Benefit (Spousal Lifetime Five) ...........................   45
Death Benefit .............................................................................   50
   What Triggers the Payment of a Death Benefit? ..........................................   50
   Basic Death Benefit ....................................................................   50
   Optional Death Benefits ................................................................   50
   Payment of Death Benefits ..............................................................   53
Valuing Your Investment ...................................................................   55
   How is My Account Value Determined? ....................................................   55
   What is the Surrender Value of My Annuity? .............................................   55
   How and When Do You Value the Sub-Accounts? ............................................   55
   When Do You Process and Value Transactions? ............................................   55
Tax Considerations ........................................................................   57
General Information .......................................................................   64
   How Will I Receive Statements and Reports? .............................................   64
   Who is Pruco Life? .....................................................................   64
   What is the Separate Account? ..........................................................   64
   What is the Legal Structure of the Underlying Funds? ...................................   64
   Who Distributes Annuities Offered by Pruco Life? .......................................   66
   Financial Statements ...................................................................   67
   How to Contact Us ......................................................................   67
   Indemnification ........................................................................   67
   Legal Proceedings ......................................................................   67
   Contents of the Statement of Additional Information ....................................   69
Appendix A -- Selecting the Variable Annuity That's Right for You ........................   A-1
Appendix B -- Calculation of Optional Death Benefits .....................................   B-1

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

(ii)

Introduction
--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

Why Would I Choose to Purchase One of the Annuities?
--------------------------------------------------------------------------------
The Annuities are frequently used for retirement planning because they allow you to accumulate retirement savings and also offer annuity payment options when you are ready to begin receiving income. Each Annuity also offers a choice of different optional benefits, for an additional charge, that can provide principal protection or guaranteed minimum income protection for Owners while they are alive and one or more Death Benefits that can protect your retirement savings if you die during a period of declining markets. Each Annuity may be used as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Roth IRA, Section 401(a) plans (defined benefit plans and defined contribution plans such as 401(k), profit sharing and money purchase plans) or Tax Sheltered Annuity (or 403(b)). Each Annuity may also be used as an investment vehicle for "non-qualified" investments. Each Annuity allows you to invest your money in a number of Sub-accounts as well as in one or more Fixed Rate Options. This Prospectus describes three different Annuities including features that these Annuities have in common as well as differences. For a summary of each Annuity's features, please refer to Appendix A entitled, "Selecting the Variable Annuity That's Right for You."

When an Annuity is purchased as a "non-qualified" investment, you generally are not taxed on any investment gains the Annuity earns until you make a withdrawal or begin to receive annuity payments. This feature, referred to as "tax-deferral", can be beneficial to the growth of your Account Value because money that would otherwise be needed to pay taxes on investment gains each year remains invested and can earn additional money. However, because the Annuity is designed for retirement savings, a 10% penalty tax may be applied on withdrawals you make before you reach age 59 1/2. Annuities purchased as a non-qualified investment are not subject to the maximum contribution limits that may apply to a qualified investment, and are not subject to required minimum distributions after age 70 1/2.

When an Annuity is purchased as a "qualified" investment, you should consider that the Annuity does not provide any tax advantages in addition to the preferential treatment already available through your retirement plan under the Internal Revenue Code. In other words, you need not invest in an Annuity to gain the preferential tax treatment provided by your retirement plan. An Annuity, however, may offer features and benefits in addition to providing tax deferral that other investment vehicles may not offer, including Death Benefit protection for your beneficiaries and lifetime income options. You should consult with your Financial Professional as to whether the overall benefits and costs of the Annuity are appropriate considering your overall financial plan.

What Are Some of the Key Features of the Annuities?
--------------------------------------------------------------------------------
o Each Annuity is a "flexible premium deferred annuity." It is called "flexible premium" because you have considerable flexibility in the timing and amount of Purchase Payments. Generally, investors "defer" receiving annuity payments until after an accumulation period.

o Each Annuity offers both Sub-accounts and Fixed Rate Options. If you allocate your Account Value to Sub-accounts, the value of your Annuity will vary daily to reflect the investment performance of the underlying investment options. Fixed Rate Option interest is guaranteed by us.

o Each Annuity features two distinct periods -- the accumulation period and the payout period. During the accumulation period your Account Value is allocated to one or more investment options.

o During the payout period, commonly called "annuitization," you can elect to receive annuity payments (1) for life; (2) for life with a guaranteed minimum number of payments; (3) based on joint lives; or (4) for a guaranteed number of payments. We currently make annuity payments available on a fixed basis only.

o Each Annuity offers optional income benefits, for an additional charge, that can provide principal protection or guaranteed minimum income protection for Owners while they are alive.

o Each Annuity offers a basic Death Benefit. It also offers optional Death Benefits that provide an enhanced level of protection for your beneficiary(ies) for an additional charge.

o You are allowed to withdraw a limited amount of money from each Annuity on an annual basis without any charges, although any optional guaranteed benefit you elect may be reduced. Other product features allow you to access your Account Value as necessary, although a charge may apply.

o Transfers between investment options are tax-free. Currently, you may make twenty transfers each year free of charge. We also offer several programs that enable you to manage your Account Value as your financial needs and investment performance change.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Introduction continued

PRUCO LIFE ANNUITIES PROSPECTUS

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
With respect to the X Series only:

o If you purchase this Annuity, we apply an additional amount ("Purchase Credit") to your Account Value with each Purchase Payment you make, including your initial Purchase Payment and any additional Purchase Payments.

o Please note that the total asset-based charges on this Annuity are higher than many of our other annuities. In addition, the Contingent Deferred Sales Charge (CDSC) on this Annuity is higher and is deducted for a longer period of time as compared to our other annuities. The Purchase Credit amount is included in your Account Value. However, Pruco Life may take back the original Purchase Credit amount applied to your Purchase Payment if you "free-look" your Annuity or within twelve (12) months of having received a Purchase Credit amount, you die or elect to withdraw your Account Value under the medically-related surrender provision. In these situations, your Account Value could be substantially reduced. However, any investment gain on the Purchase Credit amount will not be recovered. Additional conditions and restrictions apply. We do not deduct a CDSC in any situation where we recover the Purchase Credit amount.

o Beginning on the tenth Annuity Anniversary and on every Annuity Anniversary thereafter, we add a Longevity Credit to your Account Value with respect to Purchase Payments less withdrawals that have been in your Annuity more than 9 full Annuity years, subject to our rules and State availability.
--------------------------------------------------------------------------------

How Do I Purchase One of the Annuities?
--------------------------------------------------------------------------------
We sell each Annuity through licensed, registered Financial Professionals. Each Annuity has minimum initial Purchase Payments as follows: $1,000 for the B Series and $10,000 for the X Series and the L Series. We may allow you to make a lower initial Purchase Payment provided you establish an electronic funds transfer program under which Purchase Payments received in the first Annuity Year total at least the minimum initial Purchase Payment for the Annuity purchased. If the Annuity is owned by an individual or individuals, the oldest of those Owners must not be older than a maximum issue age as of the Issue Date of the Annuity as follows: age 85 for the B Series and the L Series, and age 75 for the X Series. No additional Purchase Payments will be permitted after age 85 for any of the Annuities. If the Annuity is owned by an entity, the annuitant must not be older than the maximum issue age, as of the Issue Date of the Annuity. The availability and level of protection of certain optional benefits may vary based on the age of the Owner on the Issue Date of the Annuity, on the date the benefit is elected or the date of the Owner's death.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Glossary of Terms
--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

Many terms used within this Prospectus are described within the text where they appear. The description of those terms are not repeated in this Glossary of Terms.

ACCOUNT VALUE
-------------
The value of each allocation to a Sub-account or a Fixed Rate Option prior to the Annuity Date, plus any earnings, and/or less any losses, distributions and charges. The Account Value is calculated before we assess any applicable Contingent Deferred Sales Charge ("CDSC" or "surrender charge") and/or, other than on an Annuity anniversary, any fee that is deducted from the contract annually in arrears. The Account Value is determined separately for each Sub-account and for each Fixed Rate Option, and then totaled to determine the Account Value for your entire Annuity. With respect to the X Series, the Account Value includes any Purchase Credits we applied to your Purchase Payments that we are entitled to recover under certain circumstances and the Account Value includes any Longevity Credit we apply.

ANNUITIZATION
-------------
The application of Account Value (or Protected Income Value for the Guaranteed Minimum Income Benefit, if applicable) to one of the available annuity options for the Annuitant to begin receiving periodic payments for life (or joint lives), for a guaranteed minimum number of payments or for life with a guaranteed minimum number of payments.

ANNUITY DATE
------------
The date you choose for annuity payments to commence. The Annuity Date must be no later than the first day of the month coinciding with or next following the Annuitant's 95th birthday (unless we agree to another date).

ANNUITY YEAR
------------
A 12-month period commencing on the Issue Date of the Annuity and each successive 12-month period thereafter.

CODE
----
The Internal Revenue Code of 1986, as amended from time to time.

FIXED RATE OPTION
-----------------
An investment option that offers a fixed rate of interest for a specified Guarantee Period during the accumulation period.

GUARANTEE PERIOD
----------------
A period of time during the accumulation period where we credit a fixed rate of interest on a Fixed Rate Option.

ISSUE DATE
----------
The effective date of your Annuity.

OWNER
-----
With an Annuity issued as an individual annuity contract, the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity. With an Annuity issued as a certificate under a group annuity contract, the "Owner" refers to the person or entity who has the rights and benefits designated as to the "Participant" in the certificate.

SURRENDER VALUE
---------------
The value of your Annuity available upon surrender prior to the Annuity Date. It equals the Account Value as of the date we price the surrender minus any applicable CDSC, Annual Maintenance Fee, Tax Charge and the charge for any optional benefits and any additional amounts we applied to your Purchase Payments that we may be entitled to recover under certain circumstances.

UNIT
----
A measure used to calculate your Account Value in a sub-account during the accumulation period.

VALUATION DAY
-------------
Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Summary of Contract Fees and Charges
--------------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

Below is a summary of the fees and charges for the Annuities. Some fees and charges are assessed against each Annuity while others are assessed against assets allocated to the Sub-accounts. The fees and charges that are assessed against an Annuity include any applicable Contingent Deferred Sales Charge, Transfer Fee, Tax Charge and Annual Maintenance Fee. The charges that are assessed against the Sub-accounts are the Mortality and Expense risk charge, the charge for Administration of the Annuity, and the charge for certain optional benefits you elect, other than the Guaranteed Minimum Income Benefit, which is assessed against the Protected Income Value. Each underlying mutual fund portfolio assesses a charge for investment management, other expenses and with some mutual funds, a 12b-1 charge. The prospectus for each underlying mutual fund provides more detailed information about the expenses for the underlying mutual funds.

The following table provides a summary of the fees and charges you will pay if you surrender your Annuity or transfer Account Value among investment options. These fees and charges are described in more detail within this Prospectus.

YOUR TRANSACTION FEES AND CHARGES
------------------------------------------------------------------------------------------------------------------------------------
(ASSESSED AGAINST EACH ANNUITY)

                                  B Series                             L Series                               X Series
FEE/CHARGE
                                 up to 7.0%                           up to 7.0%                             up to 9.0%
                     The charge is a percentage of each   The charge is a percentage of each     The charge is a percentage of each
                     applicable Purchase Payment          applicable Purchase Payment            applicable Purchase Payment
                     deducted upon surrender or           deducted upon surrender or             deducted upon surrender or
                     withdrawal. The period during        withdrawal. The period during          withdrawal. The  period during
                     which a particular percentage        which a particular percentage          which a particular percentage
                     applies is Purchase Payment.         applies is measured from the           applies is measured from the
Contingent Deferred                                       effective date of each Purchase        effective date of each Purchase
Sales Charge*                                             Payment.                               Payment.
------------------------------------------------------------------------------------------------------------------------------------
                             $10.00 (currently,                   $10.00 (currently,                     $10.00 (currently,
                              $20.00 maximum)                      $20.00 maximum)                        $20.00 maximum)
                     (Currently, we deduct the fee        (Currently, we deduct the fee          (Currently, we deduct the fee
                     after the 20th transfer each         after the 20th transfer each           after the 20th transfer each
                     Annuity Year. We guarantee that      Annuity Year. We guarantee that        Annuity Year. We guarantee that
                     the number of charge free            the number of charge free              the number of charge free
                     transfers per Annuity Year will      transfers per Annuity Year will        transfers per Annuity Year will
Transfer Fee         never be less than 8.)               never be less than 8.)                 never be less than 8.)
------------------------------------------------------------------------------------------------------------------------------------
                     Up to 3.5% of the value that is      Up to 3.5% of the value that is        Up to 3.5% of the value that is
                     annuitized, depending on the         annuitized, depending on the           annuitized, depending on the
                     requirements of the applicable       requirements of the applicable         requirements of the applicable
                     jurisdiction. This charge is         jurisdiction. This charge is           jurisdiction. This charge is
                     deducted generally at the time you   deducted generally at the time you     deducted generally at the time you
Tax Charge           annuitize your contract.             annuitize your contract.               annuitize your contract.
------------------------------------------------------------------------------------------------------------------------------------


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

* The following are the Contingent Deferred Sales Charges (as a percentage of each applicable Purchase Payment) for each Annuity upon surrender or withdrawal. For purposes of calculating this charge we consider the year following the date of each Purchase Payment as Year 1.

--------------------------------------------------------------------------------
                                    B Series
--------------------------------------------------------------------------------
   Yr. 1      Yr. 2     Yr. 3     Yr. 4     Yr. 5     Yr. 6     Yr. 7     Yr. 8+
--------------------------------------------------------------------------------
    7.0%      6.0%      5.0%      4.0%      3.0%      2.0%      1.0%      0.0%
--------------------------------------------------------------------------------

              -----------------------------------------------------
                                    L Series
              -----------------------------------------------------
              Yr. 1      Yr. 2      Yr. 3      Yr. 4      Yr. 5+
              -----------------------------------------------------
               7.0%       6.0%       5.0%       4.0%       0.0%
              -----------------------------------------------------

-------------------------------------------------------------------------------------------------
                                             X Series
-------------------------------------------------------------------------------------------------
Yr. 1      Yr. 2     Yr. 3     Yr. 4     Yr. 5     Yr. 6     Yr. 7     Yr. 8     Yr. 9    Yr. 10+
-------------------------------------------------------------------------------------------------
9.0%        8.5%      8.0%      7.0%      6.0%      5.0%      4.0%      3.0%      2.0%      0.0%
-------------------------------------------------------------------------------------------------

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Summary of Contract Fees and Charges continued

--------------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the underlying mutual fund Portfolio annual expenses. These fees and charges are described in more detail within this Prospectus.

YOUR PERIODIC FEES AND CHARGES
------------------------------------------------------------------------------------------------------------------------------------
(ASSESSED AGAINST EACH ANNUITY)

                                  B Series                             L Series                               X Series
FEE/CHARGE
                     Smaller of $35 or 2% of Account      Smaller of $35 or 2% of Account        Smaller  of $35  or 2% of  Account
                     Value (Only applicable if Account    Value (Only  applicable if Account     Value (Only  applicable if Account
                     Value is less than $100,000).        Value is less than $100,000)           Value is less than $100,000)

                     (Assessed annually on the            (Assessed annually on the              (Assessed annually on the
Annual Maintenance   Annuity's anniversary date or upon   Annuity's anniversary date or upon     Annuity's anniversary date or upon
Fee                  surrender)                           surrender)                             surrender)
------------------------------------------------------------------------------------------------------------------------------------
ANNUAL FEES/CHARGES OF THE SUB-ACCOUNTS(1)
------------------------------------------------------------------------------------------------------------------------------------
(ASSESSED AS A PERCENTAGE OF THE DAILY NET ASSETS OF THE SUB-ACCOUNTS)
  FEE/CHARGE
------------------------------------------------------------------------------------------------------------------------------------
Mortality & Expense
Risk Charge(2)                     1.00%                                1.35%                                  1.40%
------------------------------------------------------------------------------------------------------------------------------------
Administration Charge(2)           0.15%                                0.15%                                  0.15%
------------------------------------------------------------------------------------------------------------------------------------
Total Annual Charges 1.15% per year of the value  of      1.50% per year of the value of         1.55% per year of the value of
of the Sub-accounts  each Sub-account                     each Sub-account                       each Sub-account
------------------------------------------------------------------------------------------------------------------------------------

1:   These charges are deducted daily and apply to the Sub-accounts only.
2: The combination of the Mortality and Expense Risk Charge and Administration Charge is referred to as the "Insurance Charge" elsewhere in this Prospectus.

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

The following table provides a summary of the fees and charges you will pay if you elect any of the following optional benefits. Not all optional benefits may be purchased in combination with one another. You may only elect one optional living benefit. The optional living benefits are the Guaranteed Minimum Income Benefit, the Lifetime Five(SM) Income Benefit and the Spousal Lifetime Five(SM) Income Benefit. The optional death benefits are the Highest Daily Value Death Benefit and the Combination 5% Roll-up and Highest Anniversary Value ("HAV") Death Benefit. You may only elect one optional Death Benefit. However, if you elect the Spousal Lifetime Five(SM) Income Benefit you are not permitted to also elect an optional Death Benefit. The fees and charges of each of the optional benefits are described in more detail within this Prospectus.

YOUR OPTIONAL BENEFIT FEES AND CHARGES
------------------------------------------------------------------------------------------------------------------------------------
OPTIONAL BENEFIT
------------------------------------------------------------------------------------------------------------------------------------
                                                           TOTAL                    TOTAL                    TOTAL
                                  OPTIONAL                 ANNUAL                   ANNUAL                   ANNUAL
                                  BENEFIT                  CHARGE*                  CHARGE*                  CHARGE*
                                   FEE/                     for                      for                      for
                                  CHARGE                  B Series                 L Series                 X Series
------------------------------------------------------------------------------------------------------------------------------------
GUARANTEED MINIMUM INCOME BENEFIT (GMIB)
------------------------------------------------------------------------------------------------------------------------------------
We offer a program        0.50% per year of the      1.15% PLUS 0.50% per     1.50% PLUS 0.50% per     1.55% PLUS 0.50% per
that, after a             average Protected Income   year of average          year of average          year of average
seven-year waiting        Value during each year;    Protected Income Value   Protected Income Value   Protected Income Value
period, guarantees        deducted annually in
your ability to           arrears each Annuity
begin receiving           Year
income from your
Annuity in the form
of annuity payments
based on your total
Purchase Payments
and an annual
increase of 5% on
such Purchase
Payments adjusted
for withdrawals
(called the
"Protected Income
Value"), regardless
of the impact of
market performance
on your Account
Value.

LIFETIME FIVE INCOME BENEFIT
------------------------------------------------------------------------------------------------------------------------------------
We offer a program        0.60% of average daily     1.75%                    2.10%                    2.15%
that guarantees your      net assets of the
ability to withdraw       Sub-accounts
amounts equal to a
percentage of an
initial principal
value, regardless of
the impact of market
performance on your
Account Value,
subject to our
program rules
regarding the timing
and amount of
withdrawals.

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Summary of Contract Fees and Charges continued

--------------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

OPTIONAL BENEFIT
------------------------------------------------------------------------------------------------------------------------------------
                                                           TOTAL                    TOTAL                    TOTAL
                                  OPTIONAL                 ANNUAL                   ANNUAL                   ANNUAL
                                  BENEFIT                  CHARGE*                  CHARGE*                  CHARGE*
                                   FEE/                     for                      for                      for
                                  CHARGE                  B Series                 L Series                 X Series
------------------------------------------------------------------------------------------------------------------------------------
SPOUSAL LIFETIME FIVE INCOME BENEFIT
------------------------------------------------------------------------------------------------------------------------------------
We offer a program        0.75% of average daily     1.90%                    2.25%                    2.30%
that guarantees           net assets of the
until the later           Sub-accounts
death of two
Designated Lives (as
defined in this
Prospectus) the
ability to withdraw
an annual amount
equal to 5% of an
initial principal
value regardless of
the impact of market
performance on the
Account Value,
subject to our
program rules
regarding the timing
and amount of
withdrawals.

COMBINATION 5% ROLL-UP AND HAV DEATH BENEFIT
------------------------------------------------------------------------------------------------------------------------------------
We offer an Optional      0.50% of average daily     1.65%                    2.00%                    2.05%
Death Benefit that        net assets of the
provides an enhanced      Sub-accounts
level of protection
for your
beneficiary(ies) by
providing the
greater of the
Highest Anniversary
Value Death Benefit
and a 5% annual
increase on Purchase
Payments adjusted
for withdrawals.

HIGHEST DAILY VALUE DEATH BENEFIT ("HDV")
------------------------------------------------------------------------------------------------------------------------------------
We offer an Optional      0.50% of average daily     1.65%                    2.00%                    2.05%
Death Benefit that        net assets of the
provides an enhanced      Sub-accounts
level of protection
for your
beneficiary(ies) by
providing a death
benefit equal to the
greater of the basic
Death Benefit and
the Highest Daily
Value, less
proportional
withdrawals.
------------------------------------------------------------------------------------------------------------------------------------
Please refer to the section of this Prospectus that describes each optional benefit for a complete description of the benefit, including any restrictions or limitations that may apply.
------------------------------------------------------------------------------------------------------------------------------------

* The Total Annual Charge includes the Insurance Charge assessed against the average daily net assets allocated to the Sub-accounts. If you elect more than one optional benefit, the Total Annual Charge would be increased to include the charge for each optional benefit.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

The following table provides the range (minimum and maximum) of the total annual expenses for the underlying mutual funds ("Portfolios") as of December 31, 2005. Each figure is stated as a percentage of the underlying Portfolio's average daily net assets.

TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------
                                       MINIMUM               MAXIMUM
--------------------------------------------------------------------------------
Total Portfolio Operating Expense       0.63%                 1.37%

The following are the total annual expenses for each underlying mutual fund ("Portfolio") as of December 31, 2005, except as noted (2005 fees to be added). The "Total Annual Portfolio Operating Expenses" reflect the combination of the underlying Portfolio's investment management fee and other expenses. Each figure is stated as a percentage of the underlying Portfolio's average daily net assets. For certain of the underlying Portfolios, a portion of the management fee has been waived and/or other expenses have been partially reimbursed. Any such fee waivers and/or reimbursements have been reflected in the footnotes. The following expenses are deducted by the underlying Portfolio before it provides Pruco Life with the daily net asset value. Any footnotes about expenses appear after the list of all the Portfolios. The underlying Portfolio information was provided by the underlying mutual funds and has not been independently verified by us. See the prospectuses or statements of additional information of the underlying Portfolios for further details. The current prospectus and statement of additional information for the underlying Portfolios can be obtained by calling 1-888-PRU-2888.

UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
---------------------------------------------------------------------------------------------------------------
(AS A PERCENTAGE OF THE AVERAGE NET ASSETS OF THE UNDERLYING PORTFOLIOS)

                                                                                                      TOTAL
                                                                                                     ANNUAL
                                                                                                    PORTFOLIO
                                                       MANAGEMENT         OTHER         12b-1       OPERATING
             UNDERLYING PORTFOLIO                         FEES          EXPENSES(1)     FEES        EXPENSES
American Skandia Trust:(2, 3)
---------------------------------------------------------------------------------------------------------------
    AST JPMorgan International Equity                   1.00%             0.13%         None         1.13%
    AST William Blair International Growth              1.00%             0.22%         None         1.22%
    AST LSV International Value(4)                      1.00%             0.37%         None         1.37%
    AST MFS Global Equity                               1.00%             0.35%         None         1.35%
    AST Small-Cap Growth(5)                             0.90%             0.24%         None         1.14%
    AST DeAM Small-Cap Growth                           0.95%             0.22%         None         1.17%
    AST Federated Aggressive Growth                     0.95%             0.24%         None         1.19%
    AST Small-Cap Value(6)                              0.90%             0.18%         None         1.08%
    AST DeAM Small-Cap Value                            0.95%             0.33%         None         1.28%
    AST Goldman Sachs Mid-Cap Growth                    1.00%             0.25%         None         1.25%
    AST Neuberger Berman Mid-Cap Growth(7)              0.90%             0.18%         None         1.08%
    AST Neuberger Berman Mid-Cap Value                  0.90%             0.15%         None         1.05%
    AST Mid-Cap Value(8)                                0.95%             0.26%         None         1.21%
    AST T. Rowe Price Natural Resources                 0.90%             0.26%         None         1.16%
    AST T. Rowe Price Large-Cap Growth(9)               0.90%             0.23%         None         1.13%
    AST MFS Growth                                      0.90%             0.20%         None         1.10%
    AST Marsico Capital Growth                          0.90%             0.14%         None         1.04%
    AST Goldman Sachs Concentrated Growth               0.90%             0.17%         None         1.07%
    AST DeAM Large-Cap Value                            0.85%             0.26%         None         1.11%
    AST AllianceBernstein Core Value(10)                0.75%             0.24%         None         0.99%
    AST Cohen & Steers Realty                           1.00%             0.22%         None         1.22%
    AST AllianceBernstein Managed Index 500(11)         0.60%             0.16%         None         0.76%
    AST American Century Income & Growth                0.75%             0.24%         None         0.99%
    AST AllianceBernstein Growth & Income(12)           0.75%             0.15%         None         0.90%

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Summary of Contract Fees and Charges continued

--------------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

                                                                                                      TOTAL
                                                                                                     ANNUAL
                                                                                                    PORTFOLIO
                                                       MANAGEMENT         OTHER         12b-1       OPERATING
             UNDERLYING PORTFOLIO                         FEES          EXPENSES(1)     FEES        EXPENSES
American Skandia Trust: (2, 3) continued
---------------------------------------------------------------------------------------------------------------
    AST Large-Cap Value(13)                             0.75%             0.19%         None         0.94%
    AST Global Allocation(14)                           0.89%             0.26%         None         1.15%
    AST American Century Strategic Balanced             0.85%             0.27%         None         1.12%
    AST T. Rowe Price Asset Allocation                  0.85%             0.27%         None         1.12%
    AST First Trust Balanced Target                     0.85%             0.19%         None         1.04%
    AST First Trust Capital Appreciation Target         0.85%             0.19%         None         1.04%
    AST Advanced Strategies                             0.85%             0.18%         None         1.03%
    AST Aggressive Asset Allocation(15, 16)             1.04%             0.26%         None         1.30%
    AST Capital Growth Asset Allocation(15, 16)         0.99%             0.25%         None         1.24%
    AST Balanced Asset Allocation(15, 16)               0.95%             0.24%         None         1.19%
    AST Conservative Asset Allocation(15, 16)           0.93%             0.23%         None         1.16%
    AST Preservation Asset Allocation(15, 16)           0.88%             0.22%         None         1.10%
    AST T. Rowe Price Global Bond                       0.80%             0.27%         None         1.07%
    AST High Yield(17)                                  0.75%             0.18%         None         0.93%
    AST Lord Abbett Bond-Debenture                      0.80%             0.22%         None         1.02%
    AST PIMCO Total Return Bond                         0.65%             0.16%         None         0.81%
    AST PIMCO Limited Maturity Bond                     0.65%             0.17%         None         0.82%
    AST Money Market(18)                                0.50%             0.13%         None         0.63%

1: As noted above, shares of the Portfolios generally are purchased through variable insurance products. Many of the Portfolios and/or their investment advisers and/or distributors have entered into arrangements with us as the issuer of each Annuity under which they compensate us for providing ongoing services in lieu of the Trust providing such services. Amounts paid by a Portfolio under those arrangements are included under "Other Expenses." For more information see the prospectus for each underlying portfolio and, "Service Fees payable to Pruco Life," later in this prospectus.

2: Effective for the periods July 1, 2005 through December 31, 2005 and January 1, 2006 through June 30, 2006, the Investment Managers have voluntarily agreed to waive a portion of their management fee, or to waive a portion or all of their management fee and reimburse expenses if necessary to limit total expenses, for certain Portfolios as described in the table below. Had such management fee waivers or total expense limits been in place at year-end, annual operating expenses for the year ended December 31, 2004 would have been as given in the following table:

                                               Total Annual Operating Expenses had           Total Annual Operating Expenses had
                                              Management Fee Waiver or Total Expense       Management Fee Waiver or Total Expense
                                           Limit, as applicable, effective 7/1/05 been   Limit, as applicable, effective 1/1/06 been
                                                  in place at year-end 12/31/04                 in place at year-end 12/31/04
PORTFOLIO NAME                                      (as % of Portfolio assets)                   (as % of Portfolio assets)
AST American Century Strategic Balanced                        1.12%                                         1.09%
AST DeAM Small-Cap Growth                                      1.16%                                         1.09%
AST MFS Growth                                                 1.10%                                         1.08%
AST William Blair International Growth                         1.17%                                         1.16%
AST LSV International Value                                    1.26%                                         1.37%
AST Goldman Sachs Mid-Cap Growth                               1.32%                                         1.29%
AST T. Rowe Price Large-Cap Growth                             1.01%                                         1.05%
AST Goldman Sachs Concentrated Growth                          0.93%                                         0.97%
AST Small-Cap Growth                                           0.95%                                         1.09%
AST JP Morgan International Equity                             1.10%                                         1.11%
AST Goldman Sachs High Yield                                   0.87%                                         0.90%
AST Lord Abbett Bond-Debenture                                 0.89%                                         0.90%
AST Cohen & Steers Realty                                      1.23%                                         1.23%
AST DeAM Small-Cap Value                                       1.15%                                         1.15%
AST Mid-Cap Value                                              1.21%                                         1.21%
AST Large-Cap Value                                            0.94%                                         0.94%
AST Marisco Capital Growth                                     1.06%                                         1.06%
AST Neuberger Berman Mid-Cap Value                             1.10%                                         1.10%
AST T. Rowe Price Asset Allocation                             1.12%                                         1.12%
AST PIMCO Limited Maturity Bond                                0.82%                                         0.82%
AST PIMCO Total Return Bond                                    0.81%                                         0.81%
AST Neuberger Berman Mid-Cap Growth                            1.11%                                         1.11%
AST DeAM Large-Cap Value                                       1.11%                                         1.11%

3: Until November 18, 2004, the Trust had a Distribution Plan under Rule 12b-1 to permit an affiliate of the Trust's Investment Managers to receive brokerage commissions in connection with purchases and sales of securities held by the Portfolios, and to use these commissions to promote the sale of shares of the Portfolio. The Distribution Plan was terminated effective November 18, 2004. The total annual portfolio operating expenses do not reflect any brokerage commissions paid pursuant to the Distribution Plan prior to the Plan's termination.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

4: Effective November 18, 2004, LSV Asset Management became the Sub-advisor of the Portfolio. Prior to November 18, 2004, Deutsche Asset Management, Inc. served as Sub-advisor of the Portfolio, then named "AST DeAM International Equity Portfolio."

5: Effective May 1, 2005, Eagle Asset Management and Neuberger Berman Management, Inc. became Co-Sub-advisors of the Portfolio. Prior to May 1, 2005, State Street Research and Management Company served as Sub-advisor of the Portfolio, then named "AST State Street Research Small-Cap Growth Portfolio."

6: Effective March 20, 2006, Dreman Value Management LLC, Salomon Brothers Asset Management, Inc., Integrity Asset Management, J.P. Morgan Investment Management, Inc., and Lee Munder Capital Group became Co-Sub-advisors of the Portfolio. Effective December 5, 2005, Salomon Brothers Asset Management, Inc., Integrity Asset Management, J.P. Morgan Investment Management, Inc., and Lee Munder Capital Group served as Co-Sub-advisors of the Portfolio. The name of the Portfolio remains unchanged.

7: Effective December 5, 2005, the AST Alger All-Cap Growth Portfolio merged into the AST Neuberger Berman Mid-Cap Growth Portfolio. The annual expenses for the successor portfolio is an estimate of what the expenses of the portfolio will be as a result of the merger. The annual expenses of the AST Neuberger Berman Mid-Cap Growth Portfolio prior to the Merger were as follows: Management
Fee: 0.90%; Other Expenses: 0.22%; 12b-1 Fee: None; Total Annual Portfolio Operating Expenses: 1.12%.

8: Effective December 5, 2005, EARNEST Partners LLC and WEDGE Capital Management, LLP became Co-Sub-advisors of the Portfolio. Prior to December 5, 2005, GAMCO Investors, Inc. served as Sub-advisor of the Portfolio, then named the "AST Gabelli All-Cap Value Portfolio."

9: Effective December 5, 2005, T. Rowe Price became the Sub-advisor of the Portfolio. Prior to December 5, 2005, Alliance Capital Management, L.P. served as Sub-advisor of the Portfolio, then named the "AST AllianceBernstein Large-Cap Growth Portfolio."

10: Effective May 1, 2005, the name of the Portfolio was changed from "AST Sanford Bernstein Core Value Portfolio" to "AST AllianceBernstein Core Value Portfolio."

11: Effective May 1, 2005, the name of the Portfolio was changed from "AST Sanford Bernstein Managed Index 500 Portfolio" to "AST AllianceBernstein Managed Index 500 Portfolio." Effective December 5, 2005, the AST AllianceBernstein Growth + Value Portfolio merged into the AST AllianceBernstein Managed Index 500 Portfolio. The annual expenses for the successor portfolio is an estimate of what the expenses of the portfolio will be as a result of the merger. The annual expenses of the AST AllianceBernstein Managed Index 500 Portfolio prior to the Merger were as follows: Management Fee: 0.60%; Other Expenses: 0.17%; 12b-1 Fee:
None; Total Annual Portfolio Operating Expenses: 0.77%.

12: Effective May 1, 2005, the name of the Portfolio was changed from "AST Alliance Growth and Income Portfolio" to "AST AllianceBernstein Growth & Income Portfolio."

13: Effective March 20, 2006, Dreman Value Management LLC, J.P. Morgan Investment Management, Inc. and Hotchkis & Wiley Capital Management, LLC became Co-Sub-advisors of the Portfolio. Effective December 5, 2005, J.P. Morgan Investment Management, Inc. and Hotchkis & Wiley Capital Management, LLC served as Co-Sub-advisors of the Portfolio. Prior to December 5, 2005, Hotchkis & Wiley Capital Management, LLC served as Sub-advisor of the Portfolio, then named the "AST Hotchkis & Wiley Large-Cap Value Portfolio."

14: The AST Global Allocation Portfolio invests primarily in shares of other AST Portfolios (the "Underlying Portfolios").

     a: The only management fee directly paid by the Portfolio is a 0.10% fee paid to American Skandia Investment Services, Inc. and Prudential Investments LLC. The management fee shown in the chart for the Portfolio is
     (i) that 0.10% management fee paid by the Portfolio plus (ii) an estimate of the management fees paid by the Underlying Portfolios, which are borne indirectly by investors in the Portfolio. The estimate was calculated based on the percentage of the Portfolio invested in each Underlying Portfolio as of December 31, 2004 using the management fee rates shown in the chart above.

     b: The expense information shown in the chart for the Portfolio reflects
     (i) the expenses of the Portfolio itself plus (ii) an estimate of the expenses paid by the Underlying Portfolios, which are borne indirectly by investors in the Portfolio. The estimate was calculated based on the percentage of the Portfolio invested in each Underlying Portfolio as of December 31, 2004 using the expense rates for the Underlying Portfolios shown in the above chart.

     c: Effective May 1, 2005, Prudential Investment LLC provides day-to-day management of the Portfolio. Prior to May 1, 2005, Deutsche Asset Management, Inc. served as Sub-advisor of the Portfolio, then named "AST DeAM Global Allocation Portfolio."

15: Based in part on estimated amounts for the current fiscal year. Each Asset Allocation Portfolio invests primarily in shares of one or more Underlying Portfolios. The only management fee directly paid by an Asset Allocation Portfolio is a 0.15% fee paid to the Investment Managers. The management fee shown in the chart for each Asset Allocation Portfolio is (i) the 0.15% management fee to be paid by the Asset Allocation Portfolios to the Investment Managers plus (ii) a weighted average estimate of the management fees to be paid by the Underlying Portfolios to the Investment Managers, which are borne indirectly by investors in the Asset Allocation Portfolio. Each weighted average estimate of the management fees to be paid by the Underlying Portfolios is based on the expected initial division of assets among the equity and debt/money market asset classes for the applicable Asset Allocation Portfolio and the annual operating expense ratios for the Underlying Portfolios as set forth in the Underlying Portfolio Prospectus. The management fees paid by an Asset Allocation Portfolio may be greater or less than those indicated above.

16: Based on the estimated amounts for the current fiscal year. The other expenses shown in the chart for each Asset Allocation Portfolio include: (i) the other expenses expected to be paid by the Asset Allocation Portfolio to the Investment Managers and other service providers plus (ii) a weighted average estimate of the other expenses to be paid by the Underlying Portfolios to the Investment Managers and other service providers, which are borne indirectly by investors in the Asset Allocation Portfolio. Each weighted average estimate of the other expenses to be paid by the Underlying Portfolios is based on the expected initial division of assets among the equity and debt/money market asset classes for the applicable Asset Allocation Portfolio and the annual operating expense ratios for the Underlying Portfolios as set forth in the Underlying Portfolio Prospectus. The other expenses paid by an Asset Allocation Portfolio may be greater or less than those indicated above. A description of the types of costs that are included as other expenses for the Underlying Portfolios is set forth under the caption "Management of the Trust -- Other Expenses" in the Underlying Portfolio Prospectus.

17: Effective March 20, 2006, Pacific Investment Management Company LLC and Goldman Sachs Asset Management L.P. became Co-Sub-advisors of the Portfolio. Prior to March 20, 2006, Goldman Sachs Asset Management L.P. served as Sub-advisor of the Portfolio then named "AST Goldman Sachs High Yield Portfolio."

18: Effective December 5, 2005, Prudential Investment Management, Inc. became the Sub-advisor of the Portfolio. Prior to December 5, 2005, Wells Capital Management, Inc. served as Sub-advisor of the Portfolio. The name of the Portfolio remains unchanged.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Expense Examples
--------------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

These examples are intended to help you compare the cost of investing in one Pruco Life Annuity with the cost of investing in other Pruco Life Annuities and/or other variable annuities.

Below are examples for each Annuity showing what you would pay in expenses at the end of the stated time periods had you invested $10,000 in the Annuity and your investment has a 5% return each year.

The examples reflect the following fees and charges for each Annuity as described in "Summary of Contract Fees and Charges":

o    Insurance Charge
o    Contingent Deferred Sales Charge (when and if applicable)
o    Annual Maintenance Fee

The examples also assume the following for the period shown:

o You allocate all of your Account Value to the Sub-account with the maximum total operating expenses, and those expenses remain the same each year
o    You make no withdrawals of Account Value
o    You make no transfers, or other transactions for which we charge a fee
o    No tax charge applies
o You elect the Lifetime Five Income Benefit and the Highest Daily Value Death Benefit
o For the X Series example, the Purchase Credit applicable to the Annuity is 5% of the Purchase Payment*
o    For the X Series example, the Longevity Credit does not apply.

Amounts shown in the examples are rounded to the nearest dollar.

* The Purchase Credit that is applied to Purchase Payments received depends upon the age of the Owner when the Purchase Payment was made. (See "How do I Receive Purchase Credits?")

           IF YOU SURRENDER YOUR ANNUITY AT THE    IF YOU ANNUITIZE YOUR ANNUITY AT THE    IF YOU DO NOT SURRENDER
           END OF THE APPLICABLE TIME PERIOD:      END OF THE APPLICABLE TIME PERIOD:(1)   YOUR ANNUITY:
------------------------------------------------------------------------------------------------------------------------------------
           1 YR     3 YRS     5 YRS     10 YRS     1 YR     3 YRS     5 YRS     10 YRS     1 YR     3 YRS      5 YRS     10 YRS
B Series                                            N/A      N/A       N/A       N/A
L Series                                            N/A      N/A       N/A       N/A
X Series                                            N/A      N/A       N/A       N/A

1: You may not annuitize in the first Three (3) Annuity Years.

The examples are illustrative only -- they should not be considered a representation of past or future expenses of the underlying mutual funds or their portfolios -- actual expenses will be less than those shown if you elect a different combination of optional benefits than indicated in the examples or if you allocate Account Value to any other available Sub-accounts.

Expense Examples are provided as follows: 1.) if you surrender the Annuity at the end of the stated time period; 2.) if you annuitize at the end of the stated time period; and 3.) if you do not surrender your Annuity. Since the Annuities are first being offered as of the effective date of this prospectus, no accumulation values are available.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Investment Options
--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIO?
Each variable investment option is a Sub-account of the Pruco Life Flexible Premium Variable Annuity Account (see "What is the Separate Account" for more detailed information). Each Sub-account invests exclusively in one Portfolio. You should carefully read the prospectus for any Portfolio in which you are interested. The following chart classifies each of the Portfolios based on our assessment of their investment style (as of the date of this Prospectus). The chart also provides a description of each Portfolio's investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you. There is no guarantee that any underlying Portfolio will meet its investment objective.

     The name of the advisor/sub-advisor for each Portfolio appears next to the description. Those Portfolios whose name includes the prefix "AST" are Portfolios of American Skandia Trust. The investment managers for AST are American Skandia Investment Services, Incorporated, a Prudential Financial Company, and Prudential Investments LLC, affiliated companies of Pruco Life. However, a sub-advisor, as noted below, is engaged to conduct day-to-day management.

     The Portfolios are not publicly traded mutual funds. They are only available as investment options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the Portfolios available as Sub-accounts under the Annuities are managed by the same portfolio advisor or sub-advisor as a retail mutual fund of the same or similar name that the Portfolio may have been modeled after at its inception. Certain retail mutual funds may also have been modeled after a Portfolio. While the investment objective and policies of the retail mutual funds and the Portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named Portfolio offered as a Sub-account. Details about the investment objectives, policies, risks, costs and management of the Portfolios are found in the prospectuses for the underlying mutual funds. The current prospectus and statement of additional information for the underlying Portfolios can be obtained by calling 1-888-PRU-2888.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Investment Options continued

--------------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------
                                                                                                            PORTFOLIO
     STYLE/                                                                                                  ADVISOR/
      TYPE                                    INVESTMENT OBJECTIVES/POLICIES                                SUB-ADVISOR
------------------------------------------------------------------------------------------------------------------------------
 International   AST JPMorgan International Equity: seeks long-term capital growth by                     J.P. Morgan
 Equity          investing in a diversified portfolio of international equity securities. The Portfolio   Fleming Asset
                 seeks to meet its objective by investing, under normal market conditions, at least       Management
                 80% of its assets in a diversified portfolio of equity securities of companies located or operating in developed non-U.S. countries and emerging markets of the world.
------------------------------------------------------------------------------------------------------------------------------
 International   AST LSV International Value (formerly AST DeAM International Equity) seeks               LSV Asset
 Equity          capital growth. The Portfolio pursues its objective by primarily investing at least      Management
                 80% of the value of its assets in the equity securities of companies in developed non-U.S. countries that are represented in the MSCI EAFE Index.
------------------------------------------------------------------------------------------------------------------------------
 International   AST MFS Global Equity: seeks capital growth. Under normal circumstances the              Massachusetts
 Equity          Portfolio invests at least 80% of its assets in equity securities of U.S. and            Financial Services
                 foreign issuers (including issuers in developing countries). The Portfolio generally     Company
                 seeks to purchase securities of companies with relatively large market capitalizations relative to the market in which they are traded.
------------------------------------------------------------------------------------------------------------------------------
 Small Cap       AST Small-Cap Growth (formerly AST State Street Research Small-Cap                       Eagle Asset
 Growth          Growth): seeks long-term capital growth. The Portfolio pursues its objective by          Management,
                 primarily investing in the common stocks of small-capitalization companies.              Neuberger Berman
                                                                                                          Management, Inc.
------------------------------------------------------------------------------------------------------------------------------
 Small Cap       AST DeAM Small-Cap Growth: seeks maximum growth of investors' capital                    Deutsche Asset
 Growth          from a portfolio of growth stocks of smaller companies. The Portfolio pursues its        Management, Inc.
                 objective, under normal circumstances, by primarily investing at least 80% of its total assets in the equity securities of small-sized companies included in the
                 Russell 2000 Growth(R) Index.
------------------------------------------------------------------------------------------------------------------------------
 Small Cap       AST Federated Aggressive Growth: seeks capital growth. The Portfolio                     Federated Equity
 Growth          pursues its investment objective by investing primarily in the stocks of small           Management
                 companies that are traded on national security exchanges, the NASDAQ stock               Company of
                 exchange and the over-the-counter-market.                                                Pennsylvania/
                                                                                                          Federated Global
                                                                                                          Investment
                                                                                                          Management Corp.
------------------------------------------------------------------------------------------------------------------------------
 Small Cap       AST Small-Cap Value: seeks to provide long-term capital growth by investing              Integrity Asset
 Value           primarily in small-capitalization stocks that appear to be undervalued. The              Management; Lee
                 Portfolio will have a non-fundamental policy to invest, under normal                     Munder Investments,
                 circumstances, at least 80% of the value of its net assets in small-capitalization       Ltd.; J.P. Morgan
                 stocks. The Portfolio will focus on common stocks that appear to be undervalued.         Investment
                                                                                                          Management, Inc.;
                                                                                                          Salomon Brothers
                                                                                                          Asset Management,
                                                                                                          Inc.; Dreman Value
                                                                                                          Management LLC
------------------------------------------------------------------------------------------------------------------------------
 Small Cap       AST DeAM Small-Cap Value: seeks maximum growth of investors' capital.                    Deutsche Asset
 Value           The Portfolio pursues its objective, under normal market conditions, by primarily        Management, Inc.
                 investing at least 80% of its total assets in the equity securities of small-sized companies included in the Russell 2000(R) Value Index.
------------------------------------------------------------------------------------------------------------------------------


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------
                                                                                                            PORTFOLIO
     STYLE/                                                                                                  ADVISOR/
      TYPE                                    INVESTMENT OBJECTIVES/POLICIES                                SUB-ADVISOR
------------------------------------------------------------------------------------------------------------------------------
 Mid Cap         AST Goldman Sachs Mid-Cap Growth: seeks long-term capital growth. The Portfolio          Goldman Sachs
 Growth          pursues its investment objective, by investing primarily in equity securities selected   Asset Management,
                 for their growth potential, and normally invests at least 80% of the value of its        L.P.
                 assets in medium capitalization companies.
------------------------------------------------------------------------------------------------------------------------------
 Mid Cap         AST Neuberger Berman Mid-Cap Growth (AST Alger All Cap Growth merged into this           Neuberger Berman
 Growth          portfolio): seeks capital growth. Under normal market conditions, the Portfolio          Management Inc.
                 primarily invests at least 80% of its net assets in the common stocks of mid-cap companies. The Sub-advisor looks for fast-growing companies that are in new or rapidly evolving industries.
------------------------------------------------------------------------------------------------------------------------------
 Mid Cap Value   AST Neuberger Berman Mid-Cap Value: seeks capital growth. Under normal market            Neuberger Berman
                 conditions, the Portfolio primarily invests at least 80% of its net assets in the        Management Inc.
                 common stocks of mid-cap companies. Under the Portfolio's value-oriented investment approach, the Sub-advisor looks for well-managed companies whose stock prices are undervalued and that may rise before other investors realize their worth.
------------------------------------------------------------------------------------------------------------------------------
 Mid Cap Value   AST Mid-Cap Value (formerly AST Gabelli All-Cap Value): seeks to provide capital         EARNEST Partners
                 growth by investing primarily in mid-capitalization stocks that appear to be             LLC/Wedge Capital
                 undervalued. The Portfolio has a non-fundamental policy to invest, under normal          Management, LLP
                 circumstances, at least 80% of the value of its net assets in mid- capitalization companies.
------------------------------------------------------------------------------------------------------------------------------
 Specialty       AST T. Rowe Price Natural Resources: seeks long-term capital growth primarily through    T. Rowe Price
                 the common stocks of companies that own or develop natural resources (such as energy     Associates, Inc.
                 products, precious metals and forest products) and other basic commodities. The
                 Portfolio normally invests primarily (at least 80% of its total assets) in the common stocks of natural resource companies whose earnings and tangible assets could benefit from accelerating inflation.
------------------------------------------------------------------------------------------------------------------------------
 Large Cap       AST T. Rowe Price Large-Cap Growth (formerly AST AllianceBernstein Large-Cap Growth):    T. Rowe Price
 Growth          seeks long-term growth of capital by investing predominantly in the equity securities    Associates, Inc.
                 of a limited number of larger, carefully selected, high- quality U.S. companies that are judged likely to achieve superior earnings growth. The Portfolio takes a growth approach to investment selection and normally invests at least 80% of its net assets in the common stocks of large cap companies.
------------------------------------------------------------------------------------------------------------------------------
 Large Cap       AST MFS Growth: seeks long-term capital growth and future income. Under normal market    Massachusetts
 Growth          conditions, the Portfolio invests at least 80% of its total assets in common stocks      Financial Services
                 and related securities, such as preferred stocks, convertible securities and             Company
                 depositary receipts, of companies that the Sub-advisor believes offer better than average prospects for long-term growth.
------------------------------------------------------------------------------------------------------------------------------
 Large Cap       AST Marsico Capital Growth: seeks capital growth. Income realization is not an           Marsico Capital
 Growth          investment objective and any income realized on the Portfolio's investments,             Management, LLC
                 therefore, will be incidental to the Portfolio's objective. The Portfolio will pursue its objective by investing primarily in common stocks of larger, more established companies.
------------------------------------------------------------------------------------------------------------------------------


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Investment Options continued

--------------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------
                                                                                                            PORTFOLIO
     STYLE/                                                                                                  ADVISOR/
      TYPE                                    INVESTMENT OBJECTIVES/POLICIES                                SUB-ADVISOR
------------------------------------------------------------------------------------------------------------------------------
 Large Cap       AST Goldman Sachs Concentrated Growth: seeks growth of capital in a                      Goldman Sachs
 Growth          manner consistent with the preservation of capital. Realization of income is not         Asset Management,
                 a significant investment consideration and any income realized on the Portfolio's        L.P.
                 investments, therefore, will be incidental to the Portfolio's objective. The
                 Portfolio will pursue its objective by investing primarily in equity securities of companies that the Sub-advisor believes have potential to achieve capital appreciation over the long-term.
------------------------------------------------------------------------------------------------------------------------------
 Large Cap       AST DeAM Large-Cap Value: seeks maximum growth of capital by investing                   Deutsche Asset
 Value           primarily in the value stocks of larger companies. The Portfolio pursues its             Management, Inc.
                 objective, under normal market conditions, by primarily investing at least 80% of the value of its assets in the equity securities of large-sized companies included in the Russell 1000(R) Value Index.
-----------------------------------------------------------------------------------------------------------------------------
 Large Cap       AST AllianceBernstein Core Value (formerly AST Sanford Bernstein Core                    Alliance Capital
 Growth Value    Value): seeks long-term capital growth by investing primarily in common                  Management, L.P.
                 stocks. The Sub-advisor expects that the majority of the Portfolio's assets will be invested in the common stocks of large companies that appear to be undervalued.
-----------------------------------------------------------------------------------------------------------------------------
 Specialty       AST Cohen & Steers Realty: seeks to maximize total return through                        Cohen & Steers
                 investment in real estate securities. The Portfolio pursues its investment               Capital
                 objective by investing, under normal circumstances, at least 80% of its net              Management, Inc.
                 assets in securities of real estate issuers.
-----------------------------------------------------------------------------------------------------------------------------
 Large Cap       AST AllianceBernstein Managed Index 500 (AST AllianceBernstein Growth +                  Alliance Capital
 Blend           Value merged into this portfolio): seeks to outperform the S&P 500 through stock         Management, L.P.
                 selection resulting in different weightings of common stocks relative to the index. The Portfolio will invest, under normal circumstances, at least 80% of its net assets in securities included in the Standard & Poor's 500 Composite Stock
                 Price Index.
-----------------------------------------------------------------------------------------------------------------------------
 Large Cap       AST American Century Income & Growth: seeks capital growth with current                  American Century
 Value           income as a secondary objective. The Portfolio invests primarily in common               Investment
                 stocks that offer potential for capital growth, and may, consistent with its             Management, Inc.
                 investment objective, invest in stocks that offer potential for current income.
-----------------------------------------------------------------------------------------------------------------------------
 Large Cap       AST AllianceBernstein Growth & Income: seeks long-term growth of capital                 Alliance Capital
 Value           and income while attempting to avoid excessive fluctuations in market value. The         Management, L.P.
                 Portfolio normally will invest in common stocks (and securities convertible into common stocks).
-----------------------------------------------------------------------------------------------------------------------------
 Large Cap       AST Large-Cap Value (formerly AST Hotchkis & Wiley Large-Cap Value): seeks               Hotchkis & Wiley
 Value           current income and long-term growth of income, as well as capital appreciation.          Capital
                 The Portfolio invests, under normal circumstances, at least 80% of its net assets        Management, LLC;
                 in common stocks of large-cap U.S. companies. The Portfolio focuses on common            J.P. Morgan
                 stocks that have a high cash dividend or payout yield relative to the market or          Investment
                 that possess relative value within sectors.                                              Management, Inc.;
                                                                                                          Dreman Value
                                                                                                          Management LLC
------------------------------------------------------------------------------------------------------------------------------

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------
                                                                                                            PORTFOLIO
     STYLE/                                                                                                  ADVISOR/
      TYPE                                    INVESTMENT OBJECTIVES/POLICIES                                SUB-ADVISOR
------------------------------------------------------------------------------------------------------------------------------
 Asset           AST Global Allocation (formerly AST DeAM Global Allocation): seeks to obtain the         Prudential
 Allocation/     highest potential total return consistent with a specified level of risk tolerance.      Investments LLC
 Balanced        The Portfolio seeks to achieve its investment objective by investing in several other
                 AST Portfolios ("Underlying Portfolios"). The Portfolio intends its strategy of investing in combinations of Underlying Portfolios to result in investment diversification that an investor could otherwise achieve only by holding numerous investments.
------------------------------------------------------------------------------------------------------------------------------
 Asset           AST American Century Strategic Balanced: seeks capital growth and current income. The    American Century
 Allocation/     Sub-advisor intends to maintain approximately 60% of the Portfolio's assets in equity    Investment
 Balanced        securities and the remainder in bonds and other fixed income securities.                 Management, Inc.
------------------------------------------------------------------------------------------------------------------------------
 Asset           AST T. Rowe Price Asset Allocation: seeks a high level of total return by investing      T. Rowe Price
 Allocation/     primarily in a diversified portfolio of fixed income and equity securities. The          Associates, Inc.
 Balanced        Portfolio normally invests approximately 60% of its total assets in equity securities and 40% in fixed income securities. This mix may vary depending on the Sub-advisor's outlook for the markets.
------------------------------------------------------------------------------------------------------------------------------
 Asset           AST First Trust Balanced Target: seeks long-term capital growth balanced by current      First Trust
 Allocation/     income. The portfolio normally invests approximately 65% of its total assets in equity   Advisors L.P.
 Balanced        securities and 35% in fixed income securities. Depending on market conditions, the equity portion may range between 60-70% and the fixed income portion between 30-40%.
                 The Portfolio allocates its assets across a number of uniquely specialized quantitative investment strategies.
------------------------------------------------------------------------------------------------------------------------------
 Asset           AST First Trust Capital Appreciation Target: seeks long-term growth of capital. The      First Trust
 Allocation/     portfolio normally invests approximately 80% of its total assets in equity securities    Advisors L.P.
 Balanced        and 20% in fixed income securities. Depending on market conditions, the equity portion may range between 75-85% and the fixed income portion between 15-25%. The Portfolio allocates its assets across a number of uniquely specialized quantitative investment strategies.
------------------------------------------------------------------------------------------------------------------------------
 Asset           AST Advanced Strategies: seeks a high level of absolute return. The Portfolio invests    Marsico Capital
 Allocation/     primarily in a diversified portfolio of equity and fixed income securities across        Management, LLC;
 Balanced        different investment categories and investment managers. The Portfolio pursues a         T. Rowe Price
                 combination of traditional and non-traditional investment strategies.                    Associates, Inc.;
                                                                                                          LSV Asset
                                                                                                          Management;
                                                                                                          William Blair &
                                                                                                          Company, L.L.C.;
                                                                                                          Pacific Investment
                                                                                                          Management
                                                                                                          Company LLC
                                                                                                          (PIMCO); Prudential
                                                                                                          Investments LLC
------------------------------------------------------------------------------------------------------------------------------


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Investment Options continued

--------------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------
                                                                                                            PORTFOLIO
     STYLE/                                                                                                  ADVISOR/
      TYPE                                    INVESTMENT OBJECTIVES/POLICIES                                SUB-ADVISOR
------------------------------------------------------------------------------------------------------------------------------
 Asset           AST Aggressive Asset Allocation: seeks the highest potential total return                American Skandia
 Allocation/     consistent with its specified level of risk tolerance. The Portfolio will invest its     Investment
 Balanced        assets in several other American Skandia Trust Portfolios. Under normal market           Services, Inc./
                 conditions, the Portfolio will devote between 92.5% to 100% of its net assets to         Prudential
                 underlying portfolios investing primarily in equity securities, and 0% to 7.5% of        Investments LLC
                 its net assets to underlying portfolios investing primarily in debt securities and money market instruments.
------------------------------------------------------------------------------------------------------------------------------
 Asset           AST Capital Growth Asset Allocation: seeks the highest potential total return            American Skandia
 Allocation/     consistent with its specified level of risk tolerance. The Portfolio will invest its     Investment
 Balanced        assets in several other American Skandia Trust Portfolios. Under normal market           Services, Inc./
                 conditions, the Portfolio will devote between 72.5% to 87.5% of its net assets           Prudential
                 to underlying portfolios investing primarily in equity securities, and 12.5% to          Investments LLC
                 27.5% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments.
------------------------------------------------------------------------------------------------------------------------------
 Asset           AST Balanced Asset Allocation: seeks the highest potential total return                  American Skandia
 Allocation/     consistent with its specified level of risk tolerance. The Portfolio will invest its     Investment
 Balanced        assets in several other American Skandia Trust Portfolios. Under normal market           Services, Inc./
                 conditions, the Portfolio will devote between 57.5% to 72.5% of its net assets           Prudential
                 to underlying portfolios investing primarily in equity securities, and 27.5% to          Investments LLC
                 42.5% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments.
------------------------------------------------------------------------------------------------------------------------------
 Asset           AST Conservative Asset Allocation: seeks the highest potential total return              American Skandia
 Allocation/     consistent with its specified level of risk tolerance. The Portfolio will invest its     Investment
 Balanced        assets in several other American Skandia Trust Portfolios. Under normal market           Services, Inc./
                 conditions, the Portfolio will devote between 47.5% to 62.5% of its net assets           Prudential
                 to underlying portfolios investing primarily in equity securities, and 37.5% to          Investments LLC
                 52.5% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments.
------------------------------------------------------------------------------------------------------------------------------
 Asset           AST Preservation Asset Allocation: seeks the highest potential total return              American Skandia
 Allocation/     consistent with its specified level of risk tolerance. The Portfolio will invest its     Investment
 Balanced        assets in several other American Skandia Trust Portfolios. Under normal market           Services, Inc./
                 conditions, the Portfolio will devote between 27.5% to 42.5% of its net assets           Prudential
                 to underlying portfolios investing primarily in equity securities, and 57.5% to          Investments LLC
                 72.5% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments.
------------------------------------------------------------------------------------------------------------------------------
 Fixed Income    AST T. Rowe Price Global Bond: seeks to provide high current income and                  T. Rowe Price
                 capital growth by investing in high quality foreign and U.S. dollar-denominated          International, Inc.
                 bonds. The Portfolio will invest at least 80% of its total assets in fixed income securities, including high quality bonds issued or guaranteed by U.S. or foreign governments or their agencies and by foreign authorities, provinces and municipalities as well as investment grade corporate bonds and mortgage and asset-backed securities of U.S. and foreign issuers.
------------------------------------------------------------------------------------------------------------------------------


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------
                                                                                                            PORTFOLIO
     STYLE/                                                                                                  ADVISOR/
      TYPE                                    INVESTMENT OBJECTIVES/POLICIES                                SUB-ADVISOR
------------------------------------------------------------------------------------------------------------------------------
 Fixed Income    AST High Yield (formerly AST Goldman Sachs High Yield): seeks a high level of            Goldman Sachs
                 current income and may also consider the potential for capital appreciation. The         Asset Management,
                 Portfolio invests, under normal circumstances, at least 80% of its net assets plus       L.P.
                 any borrowings for investment purposes (measured at time of purchase) ("Net
                 Assets") in high-yield, fixed-income securities that, at the time of purchase, are non-investment grade securities.
------------------------------------------------------------------------------------------------------------------------------
 Fixed Income    AST Lord Abbett Bond-Debenture: seeks high current income and the                        Lord, Abbett & Co.
                 opportunity for capital appreciation to produce a high total return. To pursue its       LLC; Pacific
                 objective, the Portfolio will invest, under normal circumstances, at least 80% of        Investment
                 the value of its assets in fixed income securities and normally invests primarily        Management
                 in high yield and investment grade debt securities, securities convertible into          Company LLC
                 common stock and preferred stocks.                                                       (PIMCO)
------------------------------------------------------------------------------------------------------------------------------
 Fixed Income    AST PIMCO Total Return Bond: seeks to maximize total return consistent with              Pacific Investment
                 preservation of capital and prudent investment management. The Portfolio will            Management
                 invest in a diversified portfolio of fixed-income securities of varying maturities.      Company LLC
                 The average portfolio duration of the Portfolio generally will vary within a three-      (PIMCO)
                 to six-year time frame based on the Sub-advisor's forecast for interest rates.
------------------------------------------------------------------------------------------------------------------------------
 Fixed Income    AST PIMCO Limited Maturity Bond: seeks to maximize total return consistent               Pacific Investment
                 with preservation of capital and prudent investment management. The Portfolio            Management
                 will invest in a diversified portfolio of fixed-income securities of varying             Company LLC
                 maturities. The average portfolio duration of the Portfolio generally will vary          (PIMCO)
                 within a one- to three-year time frame based on the Sub-advisor's forecast for interest rates.
------------------------------------------------------------------------------------------------------------------------------
 Fixed Income    AST Money Market: seeks high current income while maintaining high levels                Prudential
                 of liquidity. The Portfolio attempts to accomplish its objective by maintaining a        Investment
                 dollar-weighted average maturity of not more than 90 days and by investing in            Management, Inc.
                 securities which have effective maturities of not more than 397 days.
------------------------------------------------------------------------------------------------------------------------------

"Standard & Poor's(R), "S&P(R)," "S&P 500(R)," "Standard & Poor's 500," and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by American Skandia Investment Services, Incorporated. The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Portfolio.

WHAT ARE THE FIXED RATE OPTIONS?

One-Year Fixed Interest Rate Option

We offer a one-year Fixed Rate Option. When you select this option, your payment will earn interest at the established rate for the applicable interest rate period. A new interest rate period is established every time you allocate or transfer money into a Fixed Rate Option. You may have money allocated in more than one interest rate period at the same time. This could result in your money earning interest at different rates and each interest rate period maturing at a different time. While these interest rates may change from time to time they will not be less than the minimum interest rate indicated in your Annuity which currently is 1.5% annually.

     Amounts allocated to the Fixed Rate Option become part of Pruco Life's general assets.

     We set a one-year base guaranteed annual interest rate for the one-year Fixed Rate Option. We may also provide an additional interest rate on each purchase payment allocated to this option for the first year after the payment. This additional interest rate will not apply to amounts transferred from other investment options within an Annuity or amounts remaining in this option for more than one year.

     We will permit transfers out of the one-year Fixed Rate Option only during the 30 day period following the end of the one-year period. We retain the right to limit the amount of Account Value that may be transferred into or out of the one-


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Investment Options continued

--------------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

year Fixed Rate Option. In addition, we reserve the right to cease offering this investment option for periods of time.

Other Fixed Rate Interest Options We May Offer From Time to Time

From time to time we may offer an Enhanced Dollar Cost Averaging ("DCA") program. If we do, you may allocate all or part of any Purchase Payment to the Enhanced Fixed Rate Option. You would then automatically transfer amounts over stated periods (e.g., six or twelve months) from the Enhanced Fixed Rate Option to the permissible Sub-accounts, that you select. We reserve the right at any time to limit the investment options into which Enhanced Fixed Rate Option assets are transferred. After selecting the time period over which transfers will occur, you may not thereafter change the period during which transfers will be made. You may allocate Purchase Payments to more than one transfer period. You may not transfer from other investment options to the Enhanced Fixed Rate Option.

     The first periodic transfer will occur on the date you allocate your Purchase Payment to the Enhanced Fixed Rate Option or the date following the end of any free-look period, if later. Subsequent transfers will occur on the monthly anniversary of the first transfer. The amount of each periodic transfer will be based on the period of time during which transfers are scheduled to occur. For example, if you choose a six-payment transfer schedule, each transfer generally will equal 1/6th of the amount you allocated to the Enhanced Fixed Rate Option. The final transfer amount generally will also include the credited interest. You may change at any time the investment options into which the Enhanced Fixed Rate Option assets are transferred, provided that any such investment option is one that we permit. You may make a one time transfer of the remaining value out of your Enhanced Fixed Rate Option, if you so choose. Transfers from the Enhanced Fixed Rate Option do not count toward the maximum number of free transfers allowed under the contract.

     If you make a withdrawal or have a fee assessed from your Annuity, and all or part of that withdrawal or fee comes out of the Enhanced Fixed Rate Option, we will recalculate the periodic transfer amount to reflect the change. This recalculation may include some or all of the interest credited to the date of the next scheduled transfer.

     By investing amounts on a regular basis instead of investing the total amount at one time, the DCA program may decrease the effect of market fluctuation on the investment of your purchase payment. Of course, Dollar Cost Averaging cannot ensure a profit or protect against loss in a declining market.

     NOTE: When a DCA program is established from a Fixed Rate Option, the fixed rate of interest we credit to your Account Value is applied to a declining balance due to the transfers of Account Value to the Sub-accounts during the Guarantee Period. This will reduce the effective rate of return on the Fixed Rate Option over the Guarantee Period.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Fees and Charges
--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations under an Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose, including payment of other expenses that Pruco Life incurs in promoting, distributing, issuing and administering an Annuity and, in the case of the X Series, to offset a portion of the costs associated with offering the Credit features which are funded through Pruco Life's general account.

     The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk, nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contract. A portion of the proceeds that Pruco Life receives from charges that apply to the Sub-accounts may include amounts based on market appreciation of the Sub-account values including appreciation on amounts that represent any Purchase Credit or Longevity Credit.

WHAT ARE THE CONTRACT FEES AND CHARGES?

Contingent Deferred Sales Charge (CDSC): We do not deduct a sales charge from Purchase Payments you make to your Annuity. However, we may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal. The CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials and other promotional expenses. The CDSC is calculated as a percentage of your Purchase Payment being surrendered or withdrawn during the applicable Annuity Year. The CDSC varies with the number of Annuity Years that have elapsed since each Purchase Payment being withdrawn was made. Specifically, we maintain an "age" for each Purchase Payment you have made, by keeping track of how many Annuity Years have passed since the Purchase Payment was made. The amount of the CDSC decreases over time, measured from the date that you made the Purchase Payment being withdrawn. With respect to a partial withdrawal, we calculate the CDSC by assuming that any available free withdrawal amount is taken out first (see How Much Can I Withdraw As A Free Withdrawal?). If the free withdrawal amount is not sufficient, we then assume that withdrawals are taken from Purchase Payments on a first-in, first-out basis and then from any earnings in the Annuity. The CDSC percentages for the B Series, the L Series and the X Series are shown under "Summary of Contract Fees and Charges".

     Under certain circumstances you can withdraw a limited amount of Account Value without paying a CDSC that would otherwise apply. This is referred to as a "Free Withdrawal." Free Withdrawals are not treated as a withdrawal of Purchase Payments for purposes of calculating any applicable CDSC on a subsequent withdrawal or surrender. Withdrawals of amounts greater than the maximum Free Withdrawal amount are treated as a withdrawal of Purchase Payments and will be assessed any applicable CDSC as described above. For purposes of calculating any applicable CDSC on a surrender, the Purchase Payments being withdrawn may be greater than your remaining Account Value or the amount of your withdrawal request. This is most likely to occur if you have made prior withdrawals under the Free Withdrawal provision or if your Account Value has declined in value due to negative market performance.

     We may waive any applicable CDSC under certain medically-related circumstances or when taking a Minimum Distribution from an Annuity purchased as a "qualified" investment. Free Withdrawals, Medically-Related Surrenders and Minimum Distributions are each explained more fully in the section entitled "Access to Your Account Value".

     Transfer Fee: Currently, you may make twenty (20) free transfers between investment options each Annuity Year. We will charge $10.00 for each transfer after the twentieth in each Annuity Year. We do not consider transfers made as part of a Dollar Cost Averaging, Automatic Rebalancing or asset allocation program when we count the twenty free transfers. All transfers made on the same day will be treated as one (1) transfer. Renewals or transfers of Account Value from a Fixed Rate Option at the end of its Guarantee Period are not subject to the Transfer Fee and are not counted toward the twenty free transfers. We may reduce the


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Fees and Charges continued

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PRUCO LIFE ANNUITIES PROSPECTUS

number of free transfers allowable each Annuity Year (subject to a minimum of eight) without charging a Transfer Fee unless you make use of electronic means to transmit your transfer requests. We may eliminate the Transfer Fee for transfer requests transmitted electronically or through other means that reduce our processing costs. If enrolled in any program that does not permit transfer requests to be transmitted electronically, the Transfer Fee will not be waived.

     Annual Maintenance Fee: During the accumulation period we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is $35.00 or 2% of your Account Value invested in the Sub-account, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender. Currently, the Annual Maintenance Fee is only deducted if your Account Value is less than $100,000 on the anniversary of the Issue Date or at the time of surrender. We do not impose the Annual Maintenance Fee upon annuitization, the payment of a Death Benefit, or a medically-related surrender. We may increase the Annual Maintenance Fee. However, any increase will only apply to Annuities issued after the date of the increase.

     Tax Charge: Several states and some municipalities charge premium taxes or similar taxes on annuities that we are required to pay. The amount of tax will vary from jurisdiction to jurisdiction and is subject to change. The tax charge currently ranges up to 3 1/2% of your premium and is designed to approximate the taxes that we are required to pay. We generally will deduct the charge at the time the tax is imposed, but may also decide to deduct the charge from each Purchase Payment at the time of a withdrawal or surrender of your Annuity or at the time you elect to begin receiving annuity payments. We may assess a charge against the Sub-accounts and the Fixed Rate Options equal to any taxes which may be imposed upon the separate accounts.

     We will pay company income taxes on the taxable corporate earnings created by this separate account product. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future.

     In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include foreign tax credits and corporate dividends received deductions. We do not pass these tax benefits through to holders of the separate account annuity contracts because (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the contract.

     Insurance Charge: We deduct an Insurance Charge daily. The charge is assessed against the average daily assets allocated to the Sub-accounts and is equal to the amount indicated under "Summary of Contract Fees and Charges". The Insurance Charge is the combination of the Mortality & Expense Risk Charge and the Administration Charge. The Insurance Charge is intended to compensate Pruco Life for providing the insurance benefits under each Annuity, including each Annuity's basic Death Benefit that provides guaranteed benefits to your beneficiaries even if the market declines and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge covers the risk that our assumptions about the mortality risks and expenses under each Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs. We may increase the portion of the total Insurance Charge that is deducted for administrative costs; however, any increase will only apply to Annuities issued after the date of the increase.

     The Insurance Charge is not deducted against assets allocated to a Fixed Rate Option. However, the amount we credit to Fixed Rate Options may also reflect similar assumptions about the insurance guarantees provided under each Annuity.

     Optional Benefits for which we assess a charge: If you elect to purchase certain optional benefits, we will deduct an additional charge on a daily basis solely from your Account


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

Value allocated to the Sub-accounts. The additional charge is included in the daily calculation of the Unit Price for each Sub-account. We may assess charges for other optional benefits on a different basis. Please refer to the sections entitled "Living Benefit Programs" and "Death Benefit" for a description of the charge for each Optional Benefit.

     Fees and expenses incurred by the Portfolios: Each Portfolio incurs total annual operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees that may apply. These fees and expenses are reflected daily by each Portfolio before it provides Pruco Life with the net asset value as of the close of business each day. More detailed information about fees and expenses can be found in the prospectuses for the Portfolios.

WHAT CHARGES APPLY TO THE FIXED RATE OPTIONS?

No specific fees or expenses are deducted when determining the rate we credit to a Fixed Rate Option. However, for some of the same reasons that we deduct the Insurance Charge against Account Value allocated to the Sub-accounts, we also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to Fixed Rate Options. Any CDSC or Tax Charge applies to amounts that are taken from the Sub-accounts or the Fixed Rate Options.

WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYMENT OPTION?

If you select a fixed payment option, the amount of each fixed payment will depend on the Account Value of your Annuity when you elected to annuitize. There is no specific charge deducted from these payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply (see "Tax Charge" above).

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an Administration Charge. Generally, these types of changes will be based on a reduction to our sales, maintenance or administrative expenses due to the nature of the individual or group purchasing the Annuity. Some of the factors we might consider in making such a decision are: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional Purchase Payments;
(d) whether an annuity is reinstated pursuant to our rules; and/or (e) other transactions where sales, maintenance or administrative expenses are likely to be reduced. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Purchasing Your Annuity
--------------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

WHAT ARE OUR REQUIREMENTS FOR PURCHASING ONE OF THE ANNUITIES?

Initial Purchase Payment: You must make a minimum initial Purchase Payment as follows: $1,000 for the B Series and $10,000 for the X Series and the L Series. However, if you decide to make payments under a systematic investment or an electronic funds transfer program, we will accept a lower initial Purchase Payment provided that, within the first Annuity Year, you make at least the minimum initial Purchase Payment for the Annuity purchased.

     Where allowed by law, we must approve any initial and additional Purchase Payments of $1,000,000 or more. We may apply certain limitations and/or restrictions on an Annuity as a condition of our acceptance, including limiting the liquidity features or the Death Benefit protection provided under an Annuity, limiting the right to make additional Purchase Payments, changing the number of transfers allowable under an Annuity or restricting the Sub-accounts or Fixed Rate Options that are available. Other limitations and/or restrictions may apply.

     Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Pruco Life. Purchase Payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Pruco Life via wiring funds through your Financial Professional's broker-dealer firm. Additional Purchase Payments may also be applied to your Annuity under an electronic funds transfer, an arrangement where you authorize us to deduct money directly from your bank account. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.

     Age Restrictions: The Owner must not be older than a maximum issue age as of the Issue Date of the Annuity as follows: age 85 for the B Series and the L Series and age 75 for the X Series. No additional Purchase Payments will be permitted after age 85 for any of the Annuities. If an Annuity is owned jointly, the oldest of the Owners must not be older than the maximum issue age on the Issue Date. You should consider your need to access your Account Value and whether the Annuity's liquidity features will satisfy that need. If you take a distribution prior to age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. The availability and level of protection of certain optional benefits may vary based on the age of the Owner on the Issue Date of the Annuity or the date of the Owner's death.

     Owner, Annuitant and Beneficiary Designations: We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.

o Owner: The Owner(s) holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint owners are required to act jointly; however, if each owner provides us with an instruction that we find acceptable, we will permit each owner to act separately. All information and documents that we are required to send you will be sent to the first named owner. The co-ownership by entity-owners or an entity-owner and an individual is not permitted. Refer to the Glossary of Terms for a complete description of the term "Owner."
o Annuitant: The Annuitant is the person upon whose life we continue to make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the accumulation period. In limited circumstances we may allow you to name one or more Contingent Annuitants with our prior approval. A Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of "Considerations for Contingent Annuitants" in the Tax Considerations section of the Prospectus.
o Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your beneficiary designation should be the exact name of your beneficiary, not only a reference to the beneficiary's relationship to you. If you use a designation of "surviving spouse," we will pay the Death Benefit to the individual that is your spouse at the time of your death (as defined under the federal tax laws and regulations). If no beneficiary is named the Death Benefit will be paid to you or your estate.

     Your right to make certain designations may be limited if your Annuity is to be used as an IRA or other "qualified" investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Managing Your Annuity
--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?

You may change the Owner, Annuitant and Beneficiary designations by sending us a request in writing. Upon an ownership change, any automated investment or withdrawal programs will be canceled. The new owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Some of the changes we will not accept include, but are not limited to:

o a new Owner subsequent to the death of the Owner or the first of any co-Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner's death;
o    a new Annuitant subsequent to the Annuity Date;
o a new Annuitant if the latest Annuity Date would be earlier than prior to the change.
o for "non-qualified" investments, a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity; and
o a change in Beneficiary if the Owner had previously made the designation irrevocable.

There may be restrictions on designation changes when you have elected certain optional benefits.

Spousal Owners/Spousal Beneficiaries

If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-owner unless you elect an alternative Beneficiary designation. Unless you elect an alternative Beneficiary designation, upon the death of either spousal Owner, the surviving spouse may elect to assume ownership of the Annuity instead of taking the Death Benefit payment. The Death Benefit that would have been payable will be the new Account Value of the Annuity as of the date of due proof of death and any required proof of a spousal relationship. As of the date the assumption is effective, the surviving spouse will have all the rights and benefits that would be available under the Annuity to a new purchaser of the same attained age. For the Spousal Lifetime Five Income Benefit, the eligible surviving spouse will also be able to assume the benefit with the Annuity. See the description of this benefit in the "Living Benefit Programs" section of this Prospectus. For purposes of determining any future Death Benefit for the beneficiary of the surviving spouse, the new Account Value will be considered as the initial Purchase Payment. No CDSC will apply to the new Account Value. However, any additional Purchase Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity, including the CDSC when applicable.

Contingent Annuitant

If an Annuity is owned by an entity and the entity has named a Contingent Annuitant, no Death Benefit is payable upon the death of the Annuitant. The Annuity is eligible to have a Contingent Annuitant designation if the entity which owns the annuity is a plan described in Internal Revenue Code Section 72(s)(5)(A)(i) or an entity described in Code Section 72(u)(i), or any successor Code sections.

MAY I RETURN MY ANNUITY IF I CHANGE MY MIND?

If after purchasing your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel period. This is often referred to as a "free-look." Depending on the state in which you purchased your Annuity and, in some states, if you purchased the Annuity as a replacement for a prior contract, the right to cancel period may be ten (10) days or longer, measured from the time that you received your Annuity. If you return your Annuity during the applicable period, we will refund your current Account Value plus any tax charge deducted, and depending on your state's requirements, any applicable insurance charges deducted. The amount returned to you may be higher or lower than the Purchase Payment(s) applied during the right to cancel period. Where required by law, we will return your Purchase Payment(s), or the greater of your current Account Value and the amount of your Purchase Payment(s) applied during the right to cancel period. With respect to the X Series, if you return your Annuity, we will not return any Purchase Credits we applied to your Annuity based on your Purchase Payments.

MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?

The minimum amount that we accept as an additional Purchase Payment is $100 unless you participate in Pruco Life's Systematic Investment Plan or a periodic purchase payment program. Additional Purchase Payments may be paid at any time before the Annuity Date and prior to the Owner's 86th birthday.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Managing Your Annuity continued

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PRUCO LIFE ANNUITIES PROSPECTUS

MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?

You can make additional Purchase Payments to your Annuity by authorizing us to deduct money directly from your bank account and applying it to your Annuity. We call our electronic funds transfer program "Pruco Life's Systematic Investment Plan." We may allow you to invest in your Annuity with a lower initial Purchase Payment, as long as you authorize payments through an electronic funds transfer that will equal at least the minimum Purchase Payment set forth above during the first 12 months of your Annuity. We may suspend or cancel electronic funds transfer privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur.

MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?

These types of programs are only available with certain types of qualified investments. If your employer sponsors such a program, we may agree to accept periodic Purchase Payments through a salary reduction program as long as the allocations are made only to Sub-accounts and the periodic Purchase Payments received in the first year total at least the minimum Purchase Payment set forth above.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Managing Your Account Value
--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?

(See "Valuing Your Investment" for a description of our procedure for pricing initial and subsequent Purchase Payments.)

     Initial Purchase Payment: Once we accept your application, we invest your Purchase Payment in your Annuity according to your instructions for allocating your Account Value. The Purchase Payment is your initial Purchase Payment minus any tax charges that may apply. You can allocate Account Value to one or more Sub-accounts or a Fixed Rate Option. Investment restrictions will apply if you elect certain optional benefits.

     Subsequent Purchase Payments: Unless you have provided us with other specific allocation instructions for one, more than one, or all subsequent Purchase Payments, we will allocate any additional Purchase Payments you make according to your initial Purchase Payment allocation instructions. If you so instruct us, we will allocate subsequent Purchase Payments according to any new allocation instructions.

HOW DO I RECEIVE A LONGEVITY CREDIT UNDER THE X SERIES?

We apply a Longevity Credit to your Annuity's Account Value beginning at the end of your tenth Annuity Year ("tenth Annuity Anniversary") and every Annuity Anniversary thereafter. The Longevity Credit is equal to 0.40% of the sum of all Purchase Payments that have been in the Annuity for more than 9 years less the cumulative amount of withdrawals made (including the deduction of any CDSC amounts) through the end of the period. If the total Purchase Payments made during the period is less than the cumulative amount of withdrawals made during the same period, no Longevity Credit will be applied to your Annuity. Also, no Longevity Credit will be applied to your Annuity if your Account Value is zero when a Longevity Credit would otherwise be paid. This would include any situation where the Annuity is still in force due to the fact that payments are being made under an optional benefit such as Lifetime Five. In addition, no Longevity Credit will be applied to your Annuity if before the Annuity Anniversary when a Longevity Credit would otherwise be paid: (i) you have surrendered your Annuity; (ii) you have annuitized your Annuity; or (iii) we have received due proof of your death (and there has been no spousal continuation election made). If your spouse continues the contract under our spousal continuation option, we will apply the Longevity Credit to your Annuity beginning on the tenth Annuity Anniversary measured from the date that we originally issued you the Annuity. Since the Longevity Credit is applied to the Account Value only, any guarantees that are not based on Account Value will not reflect the Longevity Credit. Similarly, guarantees that are made against a loss in Account Value will not be triggered in certain very limited circumstances where they otherwise would have been, had no Longevity Credit been applied to the Account Value.

HOW ARE LONGEVITY CREDITS APPLIED TO MY ACCOUNT VALUE UNDER THE X SERIES?

Any Longevity Credit that is allocated to your Account Value will be allocated to a Fixed Rate Option and Sub-accounts in the same percentages as Purchase Payments are then being allocated to your Annuity.

HOW DO I RECEIVE A PURCHASE CREDIT UNDER THE X SERIES?

We apply a "Purchase Credit" to your Annuity's Account Value each time you make a Purchase Payment. The amount of the Purchase Credit is payable from our general account. The amount of the Purchase Credit depends on the age of the owner when the Purchase Payment is applied to the Annuity according to the table below:

                                       Purchase
Owner's age                            Credit on
on the                                 Purchase
date that the                          Payments
Purchase                               as they
Payment is                             are applied
applied to the                         to the
Annuity                                Annuity
 0-80                                  5.00%
---------------------------------------------------
 81-85                                 3.00%

HOW IS EACH PURCHASE CREDIT APPLIED TO ACCOUNT VALUE UNDER THE X SERIES ANNUITY?

Each Purchase Credit is allocated to your Account Value at the time the Purchase Payment is applied to your Account Value. The amount of the Purchase Credit is allocated to the investment options in the same ratio as the applicable Purchase Payment is applied.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Managing Your Account Value continued

--------------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

Examples of Applying the Purchase Credit

Initial Purchase Payment

Assume you are 65 years old and you make an initial Purchase Payment of $450,000. We would apply a 5.0% Purchase Credit to your Purchase Payment and allocate the amount of the Purchase Credit ($22,500 = $450,000 x .05) to your Account Value in the proportion that your Purchase Payment is allocated.

--------------------------------------------------------------------------------
The amount of any Purchase Credit applied to your X Series Account Value can be recovered by Pruco Life under certain circumstances:

o any Purchase Credit applied to your Account Value on Purchase Payments made within the 12 months before the date of death will be recovered;
o the amount available under the medically-related surrender portion of the Annuity will not include the amount of any Purchase Credit payable on Purchase Payments made within 12 months of the date the medically-related surrender is exercised; and
o if you elect to "free-look" your Annuity, the amount returned to you will not include the amount of any Purchase Credit.

     The Account Value may be substantially reduced if Pruco Life recovers the Purchase Credit amount under these circumstances. However, any investment gain on the Purchase Credit amount will not be taken back. We do not deduct a CDSC in any situation where we recover the Purchase Credit amount.
--------------------------------------------------------------------------------

General Information about the Purchase Credit Feature

o We do not consider a Purchase Credit to be "investment in the contract" for income tax purposes.
o You may not withdraw the amount of any Purchase Credit under the Free Withdrawal provision. The Free Withdrawal provision only applies to withdrawals of Purchase Payments.

ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?

During the accumulation period you may transfer Account Value between investment options subject to the restrictions outlined below. Transfers are not subject to taxation on any gain. We do not currently require a minimum amount in each Sub-account you allocate Account Value to at the time of any allocation or transfer.

     We may impose specific restrictions on financial transactions (including transfer requests) for certain Portfolios based on the Portfolio's investment and/or transfer restrictions. We may do so to conform to any present or future restriction that is imposed by any portfolio available under an Annuity.

     Currently, we charge $10.00 for each transfer after the twentieth (20th) in each Annuity Year. Transfers made as part of a Dollar Cost Averaging or Automatic Rebalancing program do not count toward the twenty free transfer limit. Renewals or transfers of Account Value from a Fixed Rate Option at the end of its Guarantee Period or pursuant to the Enhanced Fixed Rate Option are not subject to the transfer charge. We may reduce the number of free transfers allowable each Annuity Year (subject to a minimum of eight) without charging a Transfer Fee unless you make use of electronic means to transmit your transfer requests. We may also increase the Transfer Fee that we charge to $20.00 for each transfer after the number of free transfers has been used up. We may eliminate the Transfer Fee for transfer requests transmitted electronically or through other means that reduce our processing costs. If enrolled in any program that does not permit transfer requests to be transmitted electronically, the Transfer Fee will not be waived.

     Once you have made 20 transfers among the Sub-accounts during an Annuity Year, we will accept any additional transfer request during that year only if the request is submitted to us in writing with an original signature and otherwise is in good order. For purposes of this 20 transfer limit, we (i) do not view a facsimile transmission as a "writing", (ii) will treat multiple transfer requests submitted on the same business day as a single transfer, and
(iii) do not count any transfer that solely involves Sub-accounts corresponding to the AST Money Market Portfolio, or any transfer that involves one of our systematic programs, such as automated withdrawals.

     Frequent transfers among Sub-accounts in response to short-term fluctuations in markets, sometimes called "market timing," can make it very difficult for a Portfolio manager to manage a Portfolio's investments. Frequent transfers may cause the Portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance.

     In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

28
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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

or to refuse any transfer request for an Owner or certain Own- ers if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the Portfolios; or (b) we are informed by a Portfolio (e.g., by the Portfolio's portfolio manager) that the purchase or redemption of shares in the Portfolio must be restricted because the Portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected Portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular Portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:

o With respect to each Sub-account (other than the AST Money Market Sub-account), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Sub-account, and within 30 calendar days thereafter transfer (the "Transfer Out") all or a portion of that amount into another Sub-account, then upon the Transfer Out, the former Sub-account becomes restricted (the "Restricted Sub-account"). Specifically, we will not permit subsequent transfers into the Restricted Sub-account for 90 calendar days after the Transfer Out if the Restricted Sub-account invests in a non-international Portfolio, or 180 calendar days after the Transfer Out if the Restricted Sub-account invests in an international Portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs, such as automated withdrawals; (ii) do not count any transfer that solely involves the AST Money Market Portfolio; and (iii) do not categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.

o We reserve the right to effect exchanges on a delayed basis for all contracts. That is, we may price an exchange involving the Sub-accounts on the Valuation Day subsequent to the Valuation Day on which the exchange request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail.

o If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial Professional promptly of the circumstances concerning the denial.

o There are contract owners of different variable annuity contracts that are funded through the same Separate Account that may not be subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than contract owners who are subject to such limitations. Finally, there are contract owners of other variable annuity contracts or variable life contracts that are issued by Pruco Life as well as other insurance companies that have the same underlying mutual fund portfolios available to them. Since some contract owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying mutual fund (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all contract owners. Similarly, while contracts managed by an Financial Professional or third party investment advisor are subject to the restrictions on transfers between investment options that are discussed above, if the advisor manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund's assets which may affect all contract owners invested in the affected options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by an Financial Professional and will not waive a transfer restriction for any contract owner.

     Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

DO YOU OFFER MORE THAN ONE DOLLAR COST AVERAGING PROGRAM?

Yes. We offer Dollar Cost Averaging during the accumulation period. Dollar Cost Averaging allows you to systematically transfer an amount periodically from one Sub-account to one or more other Sub-accounts. You can choose to transfer earnings only,


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                                                                              29
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Managing Your Account Value continued

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PRUCO LIFE ANNUITIES PROSPECTUS

principal plus earnings or a flat dollar amount. You may elect a Dollar Cost Averaging program that transfers amounts monthly, quarterly, semi-annually, or annually from Sub-accounts. By investing amounts on a regular basis instead of investing the total amount at one time, Dollar Cost Averaging may decrease the effect of market fluctuation on the investment of your Purchase Payment. This may result in a lower average cost of units over time. However, there is no guarantee that Dollar Cost Averaging will result in a profit or protect against a loss in a declining market. There is no minimum Account Value required to enroll in a Dollar Cost Averaging program and we do not deduct a charge for participating in a Dollar Cost Averaging program. The Dollar Cost Averaging Program is in addition to any Dollar Cost Averaging program that would be made available in connection with any Enhanced Fixed Rate Option we may offer from time to time as described above.

DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?

Yes. During the accumulation period, we offer Automatic Rebalancing among the Sub-accounts you choose. You can choose to have your Account Value rebalanced monthly, quarterly, semi-annually, or annually. On the appropriate date, the Sub-accounts you chose are rebalanced to the allocation percentages you requested. With Automatic Rebalancing, we transfer the appropriate amount from the "overweighted" Sub-accounts to the "underweighted" Sub-accounts to return your allocations to the percentages you request. For example, over time the performance of the Sub-accounts will differ, causing your percentage allocations to shift.

     Any transfer to or from any Sub-account that is not part of your Automatic Rebalancing program, will be made; however, that Sub-account will not become part of your rebalancing program unless we receive instructions from you indicating that you would like such option to become part of the program.

     There is no minimum Account Value required to enroll in Automatic Rebalancing. All rebalancing transfers as part of an Automatic Rebalancing program are not included when counting the number of transfers each year toward the maximum number of free transfers. We do not deduct a charge for participating in an Automatic Rebalancing program. Participation in the Automatic Rebalancing program may be restricted if you are enrolled in certain other optional programs. Sub-accounts that are part of a systematic withdrawal program or Dollar Cost Averaging program will be excluded from an Automatic Rebalancing program.

MAY I GIVE MY FINANCIAL PROFESSIONAL PERMISSION TO MANAGE MY ACCOUNT VALUE?

     Yes. Your Financial Professional may direct the allocation of your Account Value and request financial transactions between investment options while you are living, subject to our rules if you so instruct us. If your Financial Professional has this authority, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these privileges at any time. We will notify you if we do.

     Please Note: Contracts managed by your Financial Professional also are subject to the restrictions on transfers between investment options that are discussed in the section entitled "ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?" Since transfer activity under contracts managed by an Financial Professional may result in unfavorable consequences to all contract owners invested in the affected options we reserve the right to limit the investment options available to a particular Owner whose contract is managed by the advisor or impose other transfer restrictions we deem necessary. Your Financial Professional will be informed of all such restrictions on an ongoing basis. We may also require that your Financial Professional transmit all financial transactions using the electronic trading functionality available through our Internet website (www.prudential.com). Limitations that we may impose on your Financial Professional under the terms of the administrative agreement do not apply to financial transactions requested by an Owner on their own behalf, except as otherwise described in this Prospectus.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

30
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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?

During the accumulation period you can access your Account Value through partial withdrawals, Systematic Withdrawals, and where required for tax purposes, Minimum Distributions. You can also surrender your Annuity at any time. We may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC, if applicable. If you surrender your Annuity, in addition to any CDSC, we may deduct the Annual Maintenance Fee, any Tax Charge that applies and the charge for any optional benefits. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called "Free Withdrawals." Unless you notify us differently, withdrawals are taken pro-rata based on the Account Value in the investment options at the time we receive your withdrawal request (i.e. "pro rata" meaning that the percentage of each investment option withdrawn is the same percentage that the investment option bears to the total Account Value). Each of these types of distributions is described more fully below.

ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?

(For more information, see "Tax Considerations.")

During the Accumulation Period

A distribution during the accumulation period is deemed to come first from any "gain" in your Annuity and second as a return of your "tax basis", if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to the taxpayer's age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax advisor for advice before requesting a distribution.

During the Annuitization Period

During the annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have "exclusionary rules" that we use to determine what portion of each annuity payment should be treated as a return of any tax basis you have in your Annuity. Once the tax basis in your Annuity has been distributed, the remaining annuity payments are taxable as ordinary income. The tax basis in your Annuity may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.

CAN I WITHDRAW A PORTION OF MY ANNUITY?

Yes, you can make a withdrawal during the accumulation period.

o To meet liquidity needs, you can withdraw a limited amount from your Annuity during each Annuity Year without application of any CDSC. We call this the "Free Withdrawal" amount. The Free Withdrawal amount is not available if you choose to surrender your Annuity. Amounts withdrawn as a Free Withdrawal do not reduce the amount of CDSC that may apply upon a subsequent withdrawal or surrender of your Annuity. The minimum Free Withdrawal you may request is $100.

o You can also make withdrawals in excess of the Free Withdrawal amount. The maximum amount that you may withdraw will depend on your Annuity's Surrender Value as of the date we process the withdrawal request. After any partial withdrawal, your Annuity must have a Surrender Value of at least $1,000, or we may treat the partial withdrawal request as a request to fully surrender your Annuity. The minimum partial withdrawal you may request is $100.

     When we determine if a CDSC applies to partial withdrawals and Systematic Withdrawals, we will first determine what, if any, amounts qualify as a Free Withdrawal. Those amounts are not subject to the CDSC. Partial withdrawals or Systematic Withdrawals of amounts greater than the maximum Free Withdrawal amount will be subject to any applicable CDSC.

     You may request a withdrawal for an exact dollar amount after deduction of any CDSC that applies (called a "net withdrawal") or request a gross withdrawal from which we will deduct any CDSC that applies, resulting in less money being payable to you than the amount you requested. If you request a net withdrawal, the amount deducted from your Account Value to pay the CDSC may also be subject to a CDSC.

     Partial withdrawals may also be available following annuitization but only if you choose certain annuity payment options.

     To request the forms necessary to make a withdrawal from your Annuity, call 1-888-PRU-2888 or visit our Internet Website at www.prudential.com.

HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWAL?

The maximum Free Withdrawal amount during each Annuity Year when a CDSC would otherwise apply to a partial withdrawal or surrender of your Purchase Payments is 10% of all Purchase Payments. Withdrawals of amounts greater than the maximum Free Withdrawal amount are treated as a withdrawal of Purchase Payments first and will be assessed a CDSC, if applicable, then any subsequent withdrawals will be withdrawn from any gain in your


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                                                                              31
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PRUCO LIFE ANNUITIES PROSPECTUS

Annuity. If you do not make a Free Withdrawal during an Annuity Year, you are not allowed to carry over the Free Withdrawal amount to the next Annuity Year.

CAN I MAKE PERIODIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD?

Yes. We call these "Systematic Withdrawals." You can receive Systematic Withdrawals of earnings only, or a flat dollar amount. Systematic Withdrawals may be subject to a CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal.

     Systematic Withdrawals can be made from Account Value allocated to the Sub-accounts or the Fixed Rate Option. Generally, Systematic Withdrawals from the Fixed Rate Option are limited to earnings accrued after the program of Systematic Withdrawals begins, or payments of fixed dollar amounts that do not exceed such earnings. Systematic Withdrawals are available on a monthly, quarterly, semi-annual or annual basis. There is no minimum Surrender Value we require to allow you to begin a program of Systematic Withdrawals.

     The minimum amount for each Systematic Withdrawal is $100. If any scheduled Systematic Withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.

DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTION 72(t) OF THE INTERNAL REVENUE CODE?

Yes. If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b) or 408 of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 591/2 if you elect to receive distributions as a series of "substantially equal periodic payments". Distributions received under this provision in any Annuity Year that exceed the maximum amount available as a free withdrawal will be subject to any applicable CDSC. To request a program that complies with Section 72(t), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t) withdrawals. There is no minimum Surrender Value we require to allow you to begin a program for withdrawals under Section 72(t). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.

     You may also annuitize your contract and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.

WHAT ARE MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?

(See "Tax Considerations" for a further discussion of Minimum Distributions.)

     Minimum Distributions are a type of Systematic Withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make Systematic Withdrawals in amounts that satisfy the minimum distribution rules under the Code. We do not assess a CDSC on Minimum Distributions from your Annuity if you are required by law to take such Minimum Distributions from your Annuity at the time it is taken. However, a CDSC (if applicable) may be assessed on that portion of a Systematic Withdrawal that is taken to satisfy the minimum distribution requirements in relation to other savings or investment plans under other qualified retirement plans not maintained with Pruco Life.

     The amount of the required Minimum Distribution for your particular situation may depend on other annuities, savings or investments. We will only calculate the amount of your required Minimum Distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to Systematic Withdrawals applies to monthly minimum distributions but does not apply to minimum distributions taken out on a quarterly, semi-annual or annual basis.

     You may also annuitize your contract and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the Minimum Distribution requirements under the Code.

CAN I SURRENDER MY ANNUITY FOR ITS VALUE?

Yes. During the accumulation period you can surrender your Annuity at any time. Upon surrender, you will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

32
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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

     For purposes of calculating any applicable CDSC on surrender, the Purchase Payments being withdrawn may be greater than your remaining Account Value or the amount of your withdrawal request. This is most likely to occur if you have made prior withdrawals under the Free Withdrawal provision or if your Account Value has declined in value due to negative market performance.

     Under certain annuity payment options, you may be allowed to surrender your Annuity for its then current value.

     To request the forms necessary to surrender your Annuity, call 1-888-PRU-2888 or visit our Internet Website at www.prudential.com.

WHAT IS A MEDICALLY-RELATED SURRENDER AND HOW DO I QUALIFY?

     Where permitted by law, you may request to surrender your Annuity prior to the Annuity Date without application of any otherwise applicable CDSC upon occurrence of a medically-related "Contingency Event". The amount payable will be your Account Value minus: (a) the amount of any Purchase Credits applied within 12 months of the applicable "Contingency Event" as defined below; and (b) the amount of any Purchase Credits added in conjunction with any Purchase Payments received after our receipt of your request for a medically-related surrender (i.e. Purchase Payments received at such time pursuant to a salary reduction program).

     This waiver of any applicable CDSC is subject to our rules, including but not limited to the following:

o The Annuitant must have been named or any change of Annuitant must have been accepted by us, prior to the "Contingency Event" described below in order to qualify for a medically-related surrender;

o the Annuitant must be alive as of the date we pay the proceeds of such surrender request;

o if the Owner is one or more natural persons, all such Owners must also be alive at such time;

o we must receive satisfactory proof of the Annuitant's confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us; and

o this benefit is not available if the total Purchase Payments received exceed $500,000 for all annuities issued by us with this benefit where the same person is named as Annuitant.

o    no additional Purchase Payments can be made to the Annuity.

     A "Contingency Event" occurs if the Annuitant is:

o first confined in a "Medical Care Facility" while your Annuity is in force and remains confined for at least 90 days in a row; or

o    first diagnosed as having a "Fatal Illness" while your Annuity is in force.

     The definitions of "Medical Care Facility" and "Fatal Illness," as well as additional terms and conditions, are provided in your Annuity. Specific details and definitions in relation to this benefit may differ in certain jurisdictions.

WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?

We currently make annuity options available that provide fixed annuity payments. Fixed options provide the same amount with each payment. We do not guarantee to make any annuity payment options available in the future other than those fixed annuitization options guaranteed in your Annuity. Please refer to the "Guaranteed Minimum Income Benefit," the "Lifetime Five Income Benefit" and the "Spousal Lifetime Five Income Benefit" under "Living Benefits" below for a description of annuity options that are available when you elect these benefits.

     When you purchase an Annuity, or at a later date, you may choose an Annuity Date, an annuity option and the frequency of annuity payments. You may change your choices before the Annuity Date under the terms of your contract. A maximum Annuity Date may be required by law. Your Annuity Date must be no later than the first day of the month coinciding with or next following the Annuitant's 95th birthday (unless we agree to another date). Certain annuity options may not be available depending on the age of the Annuitant.

     Certain of these annuity options may be available to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

     Please note, you may not annuitize within the first Annuity Year.

Option 1
Annuity Payments For A Fixed Period

Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the annuitant dies during the income phase, payments will continue to the beneficiary for the remainder of the fixed period or, if the beneficiary so chooses, we will make a single lump-sum


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.
                                                                              33
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PRUCO LIFE ANNUITIES PROSPECTUS

payment. The amount of the lump-sum payment is determined by calculating the present value of the unpaid future payments. This is done by using the interest rate used to compute the actual payments. The interest rate will be at least 3% a year.

Option 2
Life Income Annuity Option

Under this option, we will make annuity payments monthly, quarterly, semiannually, or annually as long as the annuitant is alive. If the annuitant dies before we have made 10 years worth of payments, we will pay the beneficiary in one lump sum the present value of the annuity payments scheduled to have been made over the remaining portion of that 10 year period, unless we were specifically instructed that such remaining annuity payments continue to be paid to the beneficiary. The present value of the remaining annuity payments is calculated by using the interest rate used to compute the amount of the original 120 payments. The interest rate will be at least 3% a year.

     If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you, unless prohibited by applicable law. If the life income annuity option is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.

Option 3
Interest Payment Option

Under this option, we will credit interest on the adjusted Account Value until you request payment of all or part of the adjusted Account Value. We can make interest payments on a monthly, quarterly, semiannual, or annual basis or allow the interest to accrue on your contract assets. Under this option, we will pay you interest at an effective rate of at least 3% a year. This option is not available if you hold your contract in an IRA or other tax qualified vehicle.

     Under this option, all gain in the Annuity will be taxable as of the Annuity Date, however, you can withdraw part or all of the Account Value that we are holding at any time.

Other Annuity Options

We currently offer a variety of other annuity options not described above. At the time annuity payments are chosen, we may make available to you any of the fixed annuity options that are offered at your Annuity Date.

HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?

Unless prohibited by law, we require that you elect either a life annuity or an annuity with a certain period of at least 5 years if any CDSC would apply were you to surrender your Annuity on the Annuity Date. Certain annuity payment options may not be available if your Annuity Date occurs during the period that a CDSC would apply.

     You have a right to choose your annuity start date provided that it is no later than the latest Annuity Date indicated above. If you have not provided us with your Annuity Date or annuity payment option in writing, then your Annuity Date will be the latest Annuity Date indicated above.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

34
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Living Benefit Programs
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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

DO YOU OFFER PROGRAMS DESIGNED TO PROVIDE INVESTMENT PROTECTION FOR OWNERS WHILE THEY ARE ALIVE?

Pruco Life offers different optional benefits, for an additional charge, that can provide investment protection for Owners while they are alive. Notwithstanding the additional protection provided under the optional Living Benefit Programs, the additional cost has the impact of reducing net performance of the investment options. Each optional benefit offers a distinct type of guarantee, regardless of the performance of the Sub-accounts, that may be appropriate for you depending on the manner in which you intend to make use of your annuity while you are alive. Depending on which optional benefit you choose, you can have substantial flexibility to invest in the Sub-accounts while:

o protecting a principal amount from decreases in value due to investment performance;
o taking withdrawals with a guarantee that you will be able to withdraw not less than a principal amount over time;
o guaranteeing a minimum amount of growth will be applied to your principal, if it is to be used as the basis for lifetime income payments; or
o    providing spousal continuation of certain benefits.

     The "living benefits" that Pruco Life offers are the Guaranteed Minimum Income Benefit (GMIB), the Lifetime Five Income Benefit and the Spousal Lifetime Five Income Benefit. Please refer to the benefit description that follows for a complete description of the terms, conditions and limitations of each optional benefit. You should consult with your Financial Professional to determine if any of these optional benefits may be appropriate for you based on your financial needs. There are many factors to consider, but we note that among them you may want to evaluate the tax implications of these different approaches to meeting your needs, both between these benefits and in comparison to other potential solutions to your needs (e.g., comparing the tax implications of the withdrawal benefit and annuity payments).

GUARANTEED MINIMUM INCOME BENEFIT (GMIB)

--------------------------------------------------------------------------------
The Guaranteed Minimum Income Benefit program described below is only being offered in those jurisdictions where we have received regulatory approval, and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. Currently, the program can only be elected by new purchasers on the Issue Date of their Annuity. We may offer the program to existing Annuity Owners in the future, subject to our eligibility rules and restrictions. The Guaranteed Minimum Income Benefit program is not available if you elect any other optional living benefit.
--------------------------------------------------------------------------------

     We offer a program that, after a seven-year waiting period, guarantees your ability to begin receiving income from your Annuity in the form of annuity payments based on a guaranteed minimum value (called the "Protected Income Value") that increases after the waiting period begins, regardless of the impact of market performance on your Account Value. The program may be appropriate for you if you anticipate using your Annuity as a future source of periodic fixed income payments for the remainder of your life and wish to ensure that the basis upon which your income payments will be calculated will achieve at least a minimum amount despite fluctuations in market performance. There is an additional charge if you elect the GMIB program.

KEY FEATURE -- Protected Income Value

The Protected Income Value is the minimum amount that we guarantee will be available (net of any applicable tax charge), after a waiting period of at least seven years, as a basis to begin receiving fixed annuity payments. The Protected Income Value is initially established on the effective date of the GMIB program and is equal to your Account Value on such date. Currently, since the GMIB program may only be elected at issue, the effective date is the Issue Date of your Annuity. The Protected Income Value is increased daily based on an annual growth rate of 5%, subject to the limitations described below. The Protected Income Value is referred to as the "Protected Value" in the rider we issue for this benefit. The 5% annual growth rate is referred to as the "Roll-Up Percentage" in the rider we issue for this benefit.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.
                                                                              35
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Living Benefit Programs continued

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PRUCO LIFE ANNUITIES PROSPECTUS

     The Protected Income Value is subject to a limit of 200% (2X) of the sum of the Protected Income Value established on the effective date of the GMIB program, or the effective date of any step-up value, plus any additional Purchase Payments (and any Purchase Credit that is applied to such Purchase Payments in the case of the X Series) made after the waiting period begins ("Maximum Protected Income Value"), minus the sum of any reductions in the Protected Income Value due to withdrawals you make from your Annuity after the waiting period begins.

o Subject to the maximum age/durational limits described immediately below, we will no longer increase the Protected Income Value by the 5% annual growth rate once you reach the Maximum Protected Income Value. However, we will increase the Protected Income Value by the amount of any additional Purchase Payments after you reach the Maximum Protected Income Value. Further, if you make withdrawals after you reach the Maximum Protected Income Value, we will reduce the Protected Income Value and the Maximum Protected Income Value by the proportional impact of the withdrawal on your Account Value.

o Subject to the Maximum Protected Income Value, we will no longer increase the Protected Income Value by the 5% annual growth rate after the later of the anniversary date on or immediately following the Annuitant's 80th birthday or the 7th anniversary of the later of the effective date of the GMIB program or the effective date of the most recent step-up. However, we will increase the Protected Income Value by the amount of any additional Purchase Payments (and any Purchase Credit that is applied to such Purchase Payments in the case of the X Series). Further, if you make withdrawals after the Annuitant reaches the maximum age/ duration limits, we will reduce the Protected Income Value and the Maximum Protected Income Value by the proportional impact of the withdrawal on your Account Value.

o Subject to the Maximum Protected Income Value, if you make an additional Purchase Payment, we will increase the Protected Income Value by the amount of the Purchase Payment (and any Purchase Credit that is applied to such Purchase Payment in the case of the X Series) and will apply the 5% annual growth rate on the new amount from the date the Purchase Payment is applied.

o As described below, after the waiting period begins, cumulative withdrawals each Annuity Year that are up to 5% of the Protected Income Value on the prior anniversary of your Annuity will reduce the Protected Income Value by the amount of the withdrawal. Cumulative withdrawals each Annuity Year in excess of 5% of the Protected Income Value on the prior anniversary of your Annuity will reduce the Protected Income Value proportionately. All withdrawals after the Maximum Protected Income Value is reached will reduce the Protected Income Value proportionately. The 5% annual growth rate will be applied to the reduced Protected Income Value from the date of the withdrawal.

     Stepping-Up the Protected Income Value -- You may elect to "step-up" or "reset" your Protected Income Value if your Account Value is greater than the current Protected Income Value. Upon exercise of the step-up provision, your initial Protected Income Value will be reset equal to your current Account Value. From the date that you elect to step-up the Protected Income Value, we will apply the 5% annual growth rate to the stepped-up Protected Income Value, as described above. You can exercise the step-up provision twice while the GMIB program is in effect, and only while the Annuitant is less than age 76.

o A new seven-year waiting period will be established upon the effective date of your election to step-up the Protected Income Value. You cannot exercise your right to begin receiving annuity payments under the GMIB program until the end of the new waiting period.

o The Maximum Protected Income Value will be reset as of the effective date of any step-up. The new Maximum Protected Income Value will be equal to 200% of the sum of the Protected Income Value as of the effective date of the step-up plus any subsequent Purchase Payments (and any Purchase Credit that is applied to such Purchase Payments in the case of the X Series), minus the impact of any withdrawals after the date of the step-up.

o When determining the guaranteed annuity purchase rates for annuity payments under the GMIB program, we will apply such rates based on the number of years since the most recent step-up.

o If you elect to step-up the Protected Income Value under the program, and on the date you elect to step-up, the charges under the GMIB program have changed for new purchasers, your program may be subject to the new charge going forward.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

36
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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

o A step-up will increase the dollar for dollar limit on the anniversary of the Issue Date of the Annuity following such step-up.

     Impact of Withdrawals on the Protected Income Value -- Cumulative withdrawals each Annuity Year up to 5% of the Protected Income Value will reduce the Protected Income Value on a "dollar-for-dollar" basis (the Protected Income Value is reduced by the actual amount of the withdrawal). Cumulative withdrawals in any Annuity Year in excess of 5% of the Protected Income Value will reduce the Protected Income Value proportionately (see the examples of this calculation below). The 5% annual withdrawal amount is determined on each anniversary of the Issue Date (or on the Issue Date for the first Annuity Year) and applies to any withdrawals during the Annuity Year. This means that the amount available for withdrawals each Annuity Year on a "dollar-for-dollar" basis is adjusted on each Annuity anniversary to reflect changes in the Protected Income Value during the prior Annuity Year.

     The following examples of dollar-for-dollar and proportional reductions assume that: 1.) the Issue Date and the effective date of the GMIB program are October 13, 2005; 2.) an initial Purchase Payment of $250,000 (includes any Purchase Credit in the case of the X Series); 3.) an initial Protected Income Value of $250,000; and 4.) a dollar-for-dollar limit of $12,500 (5% of $250,000):

Example 1. Dollar-for-dollar reduction
A $10,000 withdrawal is taken on November 13, 2005 (in the first Annuity Year). No prior withdrawals have been taken. Immediately prior to the withdrawal, the Protected Income Value is $251,038.10 (the initial value accumulated for 31 days at an annual effective rate of 5%). As the amount withdrawn is less than the dollar-for-dollar limit:

o the Protected Income Value is reduced by the amount withdrawn (i.e., by $10,000, from $251,038.10 to $241,038.10).
o The remaining dollar-for-dollar limit ("Remaining Limit") for the balance of the first Annuity Year is also reduced by the amount withdrawn (from $12,500 to $2,500).

Example 2. Dollar-for-dollar and proportional reductions

A second $10,000 withdrawal is taken on December 13, 2005 (still within the first Annuity Year). Immediately before the withdrawal, the Account Value is $220,000 and the Protected Income Value is $242,006.64. As the amount withdrawn exceeds the Remaining Limit of $2,500 from Example 1:

o the Protected Income Value is first reduced by the Remaining Limit (from $242,006.64 to $239,506.64);

o    The result is then further reduced by the ratio of A to B, where:

     o A is the amount withdrawn less the Remaining Limit ($10,000 - $2,500, or $7,500).

     o B is the Account Value less the Remaining Limit ($220,000 - $2,500, or $217,500). The resulting Protected Income Value is: $239,506.64 x (1 - $7,500 / $217,500), or $231,247.79.

o The Remaining Limit is set to zero (0) for the balance of the first Annuity Year.

Example 3. Reset of the Dollar-for-dollar Limit

A $10,000 withdrawal is made on the first anniversary of the Issue Date, October 13, 2006 (second Annuity Year). Prior to the withdrawal, the Protected Income Value is $240,838.37. The Remaining Limit is reset to 5% of this amount, or $12,041.92. As the amount withdrawn is less than the dollar-for-dollar limit:

o the Protected Income Value is reduced by the amount withdrawn (i.e., reduced by $10,000, from $240,838.37 to $230,838.37).
o The Remaining Limit for the balance of the second Annuity Year is also reduced by the amount withdrawn (from $12,041.92 to $2,041.92).

KEY FEATURE -- GMIB Annuity Payments

You can elect to apply the Protected Income Value to one of the available GMIB Annuity Payment Options on any anniversary date following the initial waiting period, or any subsequent waiting period established upon your election to step-up the Protected Income Value. Once you have completed the waiting period, you will have a 30-day period each year, after the Annuity anniversary, during which you may elect to begin receiving annuity payments under one of the available GMIB Annuity Payment Options. You must elect one of the GMIB Annuity Payment Options by the anniversary of the Annuity's Issue Date on or immediately following the Annuitant's 95th birthday, except for Annuities used as a funding vehicle for an IRA, SEP IRA or 403(b), in which case you must elect one of the GMIB Annuity Payment Options by the anniversary of the Annuity's Issue Date on or immediately following the Annuitant's 92nd birthday.

     The amount of each GMIB Annuity Payment will be determined based on the age and, where permitted by law, sex of the Annuitant by applying the Protected Income Value (net of


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.
                                                                              37
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Living Benefit Programs continued

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PRUCO LIFE ANNUITIES PROSPECTUS

any applicable tax charge that may be due) to the GMIB Annuity Payment Option you choose. We use special annuity purchase rates to calculate the amount of each payment due under the GMIB Annuity Payment Options. These special rates for the GMIB Annuity Payment Options are calculated using an assumed interest rate factor that provides for lower growth in the value applied to produce annuity payments than if you elected an annuity payment option that is not part of the GMIB program. These special rates also are calculated using other factors such as "age setbacks" (use of an age lower than the Annuitant's actual age) that result in lower payments than would result if you elected an annuity payment option that is not part of the GMIB program. Use of an age setback entails a longer assumed life for the Annuitant which in turn results in lower annuity payments.

     On the date that you elect to begin receiving GMIB Annuity Payments, we guarantee that your payments will be calculated based on your Account Value and our then current annuity purchase rates if the payment amount calculated on this basis would be higher than it would be based on the Protected Income Value and the special GMIB annuity purchase rates.

GMIB Annuity Payment Option 1 -- Payments for Life with a Certain Period

Under this option, monthly annuity payments will be made until the death of the Annuitant. If the Annuitant dies before having received 120 monthly annuity payments, the remainder of the 120 monthly annuity payments will be made to the Beneficiary.

GMIB Annuity Payment Option 2 -- Payments for Joint Lives with a Certain Period

Under this option, monthly annuity payments will be made until the death of both the Annuitant and the Joint Annuitant. If the Annuitant and the Joint Annuitant die before having received 120 monthly annuity payments, the remainder of the 120 monthly annuity payments will be made to the Beneficiary.

o If the Annuitant dies first, we will continue to make payments until the later of the death of the Joint Annuitant and the end of the period certain. However, if the Joint Annuitant is still receiving annuity payments following the end of the certain period, we will reduce the amount of each subsequent payment to 50% of the original payment amount.

o If the Joint Annuitant dies first, we will continue to make payments until the later of the death of the Annuitant and the end of the period certain.

     You cannot withdraw your Account Value or the Protected Income Value under either GMIB Annuity Payment Option once annuity payments have begun. We may make other payout frequencies available, such as quarterly, semi-annually or annually.

Other Important Considerations

o You should note that GMIB is designed to provide a type of insurance that serves as a safety net only in the event your Account Value declines significantly due to negative investment performance. If your contract value is not significantly affected by negative investment performance, it is unlikely that the purchase of the GMIB will result in your receiving larger annuity payments than if you had not purchased GMIB. This is because the assumptions that we use in computing the GMIB, such as the annuity purchase rates, (which include assumptions as to age-setbacks and assumed interest rates), are more conservative than the assumptions that we use in computing annuity payout options outside of GMIB. Therefore, you may generate higher income payments if you were to annuitize a lower Account Value at the current annuity purchase rates, than if you were to annuitize under the GMIB with a higher Protected Value than your Account Value but, at the annuity purchase rates guaranteed under the GMIB. The GMIB program does not directly affect an Annuity's Account Value, Surrender Value or the amount payable under either the basic Death Benefit provision of the Annuity or any optional Death Benefit provision. If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Income Value. The Protected Income Value is only applicable if you elect to begin receiving annuity payments under one of the GMIB annuity options after the waiting period.
o Each Annuity offers other annuity payment options that you can elect which do not impose an additional charge, but which do not offer to guarantee a minimum value on which to make annuity payments.
o Where allowed by law, we reserve the right to limit subsequent Purchase Payments if we determine, at our sole discretion, that based on the timing of your Purchase Payments and withdrawals, your Protected Income Value is increasing in ways we did not intend. In determining whether to limit Purchase Payments, we will look at Purchase Payments which are disproportionately larger than


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

38
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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

     your initial Purchase Payment and other actions that may artificially increase the Protected Income Value.
o We currently limit the Sub-accounts in which you may allocate Account Value if you participate in this program. We reserve the right to transfer any Account Value in a prohibited investment option to an eligible investment option. Should we prohibit access to any investment option, any transfers required to move Account Value to eligible investment options will not be counted in determining the number of free transfers during an Annuity Year.
o If you change the Annuitant after the effective date of the GMIB program, the period of time during which we will apply the 5% annual growth rate may be changed based on the age of the new Annuitant. If the new Annuitant would not be eligible to elect the GMIB program based on his or her age at the time of the change, then the GMIB program will terminate.
o Annuity payments made under the GMIB program are subject to the same tax treatment as any other annuity payment.
o At the time you elect to begin receiving annuity payments under the GMIB program or under any other annuity payment option we make available, the protection provided by an Annuity's basic Death Benefit or any optional Death Benefit provision you elected will no longer apply.

Election of the Program

Currently, the GMIB program can only be elected at the time that you purchase your Annuity. The Annuitant must be age 75 or less as of the effective date of the GMIB program. In the future, we may offer existing Annuity Owners the option to elect the GMIB program after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. If you elect the GMIB program after the Issue Date of your Annuity, the program will be effective as of the date of election. Your Account Value as of that date will be used to calculate the Protected Income Value as of the effective date of the program.

Termination of the Program

The GMIB program cannot be terminated by the Owner once elected. The GMIB program automatically terminates as of the date your Annuity is fully surrendered, on the date the Death Benefit is payable to your Beneficiary (unless your surviving spouse elects to continue your Annuity), or on the date that your Account Value is transferred to begin making annuity payments. The GMIB program may also be terminated if you designate a new Annuitant who would not be eligible to elect the GMIB program based on his or her age at the time of the change.

     Upon termination of the GMIB program we will deduct the charge from your Account Value for the portion of the Annuity Year since the prior anniversary of the Annuity's Issue Date (or the Issue Date if in the first Annuity Year).

Charges under the Program

Currently, we deduct a charge equal to 0.50% per year of the average Protected Income Value for the period the charge applies. Because the charge is calculated based on the average Protected Income Value, it does not increase or decrease based on changes to the Annuity's Account Value due to market performance. The dollar amount you pay each year will increase in any year the Protected Income Value increases, and it will decrease in any year the Protected Income Value decreases due to withdrawal, irrespective of whether your Account Value increases or decreases.

     The charge is deducted annually in arrears each Annuity Year on the anniversary of the Issue Date of an Annuity. We deduct the amount of the charge pro-rata from the Account Value allocated to the Sub-accounts and the Fixed Rate Options. If you surrender your Annuity, begin receiving annuity payments under the GMIB program or any other annuity payment option we make available during an Annuity Year, or the GMIB program terminates, we will deduct the charge for the portion of the Annuity Year since the prior anniversary of the Annuity's Issue Date (or the Issue Date if in the first Annuity Year).

     No charge applies after the Annuity Date.

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Living Benefit Programs continued

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PRUCO LIFE ANNUITIES PROSPECTUS

LIFETIME FIVE INCOME BENEFIT (LIFETIME FIVE)

--------------------------------------------------------------------------------
The Lifetime Five Income Benefit program described below is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. Lifetime Five can be elected only where the Annuitant and the Owner are the same person or, if the Annuity Owner is an entity, where there is only one Annuitant. Currently, if you elect Lifetime Five and subsequently terminate the benefit, there will be a restriction on your ability to re-elect Lifetime Five and Spousal Lifetime Five (see "Election of the Program" below for details). The Annuitant must be at least 45 years old when the program is elected. The Lifetime Five Income Benefit program is not available if you elect any other optional living benefit. As long as your Lifetime Five Income Benefit is in effect, you must allocate your Account Value in accordance with the then permitted and available option(s) with this program.
--------------------------------------------------------------------------------

     We offer a program that guarantees your ability to withdraw amounts equal to a percentage of an initial principal value (called the "Protected Withdrawal Value"), regardless of the impact of market performance on your Account Value, subject to our program rules regarding the timing and amount of withdrawals. There are two options -- one is designed to provide an annual withdrawal amount for life (the "Life Income Benefit") and the other is designed to provide a greater annual withdrawal amount as long as there is Protected Withdrawal Value (adjusted as described below) (the "Withdrawal Benefit"). If there is no Protected Withdrawal Value, the withdrawal benefit will be zero. You do not choose between these two options; each option will continue to be available as long as your Annuity has an Account Value and the Lifetime Five is in effect. Certain benefits under Lifetime Five may remain in effect even if the Account Value of your Annuity is zero. The program may be appropriate if you intend to make periodic withdrawals from your Annuity and wish to ensure that market performance will not affect your ability to receive annual payments. You are not required to make withdrawals as part of the program -- the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the program.

KEY FEATURE -- Protected Withdrawal Value

The Protected Withdrawal Value is initially used to determine the amount of each initial annual payment under the Life Income Benefit and the Withdrawal Benefit. The initial Protected Withdrawal Value is determined as of the date you make your first withdrawal under your Annuity following your election of Lifetime Five. The initial Protected Withdrawal Value is equal to the greater of (A) the Account Value on the date you elect Lifetime Five, plus any additional Purchase Payments (and associated Purchase Credits with respect to the X Series) growing at 5% per year from the date of your election of the program, or application of the Purchase Payment to your Annuity, as applicable, until the date of your first withdrawal or the 10th anniversary of the benefit effective date, if earlier (B) the Account Value as of the date of the first withdrawal from your Annuity, prior to the withdrawal, and (C) the highest Account Value on each Annuity anniversary prior to the first withdrawal or on the first 10 Annuity anniversaries if earlier than the date of your first withdrawal after the benefit effective date. With respect to (B) and (C) above, each value is increased by the amount of any subsequent Purchase Payments (and associated Purchase Credits with respect to the X Series).

o If you elect the Lifetime Five program at the time you purchase your Annuity, the Account Value will be your initial Purchase Payment (and any Purchase Credit we apply to such Purchase Payment under the X Series).
o For existing Owners who are electing the Lifetime Five benefit, the Account Value on the date of your election of the Lifetime Five program will be used to determine the initial Protected Withdrawal Value.
o If you make additional Purchase Payments after your first withdrawal, the Protected Withdrawal Value will be increased by the amount of each additional Purchase Payment (and any Purchase Credit we apply to such Purchase Payments under the X Series).

     You may elect to step-up your Protected Withdrawal Value if, due to positive market performance, your Account Value is greater than the Protected Withdrawal Value. You are eligible to step-up the Protected Withdrawal Value on or after the 3rd anniversary of the first withdrawal under the Lifetime Five program. The Protected Withdrawal Value can be stepped up again on or after the 3rd anniversary following the preceding


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

40
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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

step-up. If you elect to step-up the Protected Withdrawal Value under the program, and on the date you elect to step-up, the charges under the Lifetime Five program have changed for new purchasers, your program may be subject to the new charge going forward.

     Upon election of the step-up, we increase the Protected Withdrawal Value to be equal to the then current Account Value. For example, assume your initial Protected Withdrawal Value was $100,000 and you have made cumulative withdrawals of $40,000, reducing the Protected Withdrawal Value to $60,000. On the date you are eligible to step-up the Protected Withdrawal Value, your Account Value is equal to $75,000. You could elect to step-up the Protected Withdrawal Value to $75,000 on the date you are eligible. If your current Annual Income Amount and Annual Withdrawal Amount are less than they would be if we did not reflect the step-up in Protected Withdrawal Value, then we will increase these amounts to reflect the step-up as described below.

     We also offer an "auto step-up" feature at no additional cost. You may elect this feature either at the time you elect Lifetime Five or after you have elected Lifetime Five. If, on the date that we implement an auto step-up to your Protected Withdrawal Value, the charges under the Lifetime Five program have changed for new purchasers, your program may be subject to the new charge going forward. We implement an auto step-up only at specific times and if Account Value has attained or exceeded a certain amount. Specifically, if you have never implemented a step-up, then an auto step-up can occur on the Annuity anniversary next following the 3rd anniversary of the first withdrawal under the Lifetime Five program, and can occur each Annuity anniversary thereafter. If you have implemented a step-up (whether initiated directly by you or effected under the auto step-up program), then an auto step-up can occur on the Annuity anniversary next following the 3rd anniversary of the prior step-up, and can occur each Annuity anniversary thereafter. We will effect an auto step-up only if, on the Annuity anniversary that the auto step-up is scheduled to occur, 5% of the Account Value exceeds 105% times the Annual Income Amount. Because the formula that determines when an auto step-up is effected differs from that which allows you to initiate a step-up on your own, scenarios may arise in which you may be allowed to initiate a step-up even though no auto step-up would occur.

     The Protected Withdrawal Value is reduced each time a withdrawal is made on a dollar-for-dollar basis up to 7% per Annuity Year of the Protected Withdrawal Value and on the greater of a dollar-for-dollar basis or a proportional basis (see examples below) for withdrawals in an Annuity Year in excess of that amount until the Protected Withdrawal Value is reduced to zero. At that point the Annual Withdrawal Amount will be zero until such time (if any) as the Annuity reflects a Protected Withdrawal Value (for example, due to a step-up or additional Purchase Payments being made into the Annuity).

KEY FEATURE -- Annual Income Amount under the Life Income Benefit

The initial Annual Income Amount is equal to 5% of the initial Protected Withdrawal Value. Under the Lifetime Five program, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years. If your cumulative withdrawals are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. A withdrawal can be considered Excess Income under the Life Income Benefit even though it does not exceed the Annual Withdrawal Amount under the Withdrawal Benefit. When you elect a step-up (or an auto step-up is effected), your Annual Income Amount increases to equal 5% of your Account Value after the step-up if such amount is greater than your Annual Income Amount. Your Annual Income Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 5% of any additional Purchase Payments (and associated Purchase Credits in the case of the X Series). Any increase will be added to your Annual Income Amount beginning on the day that the step-up is effective or the Purchase Payment is made. A determination of whether you have exceeded your Annual Income Amount is made at the time of each withdrawal; therefore a subsequent increase in the Annual Income Amount will


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

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PRUCO LIFE ANNUITIES PROSPECTUS

not offset the effect of a withdrawal that exceeded the Annual Income Amount at the time the withdrawal was made.

KEY FEATURE -- Annual Withdrawal Amount under the Withdrawal Benefit

The initial Annual Withdrawal Amount is equal to 7% of the initial Protected Withdrawal Value. Under the Lifetime Five program, if your cumulative withdrawals each Annuity Year are less than or equal to the Annual Withdrawal Amount, your Protected Withdrawal Value will be reduced on a dollar-for-dollar basis. If your cumulative withdrawals are in excess of the Annual Withdrawal Amount ("Excess Withdrawal"), your Annual Withdrawal Amount will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Withdrawal to the Account Value immediately prior to such withdrawal (see the examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. When you elect a step-up (or an auto step-up is effected), your Annual Withdrawal Amount increases to equal 7% of your Account Value after the step-up if such amount is greater than your Annual Withdrawal Amount. Your Annual Withdrawal Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 7% of any additional Purchase Payments (and associated Purchase Credits in the case of the X Series). A determination of whether you have exceeded your Annual Withdrawal Amount is made at the time of each withdrawal; therefore, a subsequent increase in the Annual Withdrawal Amount will not offset the effect of a withdrawal that exceeded the Annual Withdrawal Amount at the time the withdrawal was made.

     The Lifetime Five program does not affect your ability to make withdrawals under your Annuity or limit your ability to request withdrawals that exceed the Annual Income Amount and the Annual Withdrawal Amount. You are not required to withdraw all or any portion of the Annual Withdrawal Amount or Annual Income Amount in each Annuity Year.

o If, cumulatively, you withdraw an amount less than the Annual Withdrawal Amount under the Withdrawal Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Withdrawal Amount to subsequent Annuity Years. However, because the Protected Withdrawal Value is only reduced by the actual amount of withdrawals you make under these circumstances, any unused Annual Withdrawal Amount may extend the period of time until the remaining Protected Withdrawal Value is reduced to zero.
o If, cumulatively, you withdraw an amount less than the Annual Income Amount under the Life Income Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years. However, because the Protected Withdrawal Value is only reduced by the actual amount of withdrawals you make under these circumstances, any unused Annual Income Amount may extend the period of time until the remaining Protected Withdrawal Value is reduced to zero.

     The following examples of dollar-for-dollar and proportional reductions and the step-up of the Protected Withdrawal Value, Annual Withdrawal Amount and Annual Income Amount assume: 1.) the Issue Date and the Effective Date of the Lifetime Five program are February 1, 2005; 2.) an initial Purchase Payment of $250,000 (includes Purchase Credits in the case of the X Series); 3.) the Account Value on February 1, 2006 is equal to $265,000; 4.) the first withdrawal occurs on March 1, 2006 when the Account Value is equal to $263,000; and 5.) the Account Value on March 1, 2009 is equal to $240,000.

     The initial Protected Withdrawal Value is calculated as the greatest of
(a), (b) and (c):

     (a) Purchase payment accumulated at 5% per year from February 1, 2005 until March 1, 2006 (393 days) = $250,000 x 1.05(393/365) =
          $263,484.33
     (b) Account Value on March 1, 2006 (the date of the first withdrawal) = $263,000
     (c) Account Value on February 1, 2006 (the first Annuity Anniversary) = $265,000

     Therefore, the initial Protected Withdrawal Value is equal to $265,000. The Annual Withdrawal Amount is equal to $18,550 under the Withdrawal Benefit (7% of $265,000). The Annual Income Amount is equal to $13,250 under the Life Income Benefit (5% of $265,000).

Example 1. Dollar-for-dollar reduction

If $10,000 was withdrawn (less than both the Annual Income Amount and the Annual Withdrawal Amount) on March 1, 2006, then the following values would result:

o Remaining Annual Withdrawal Amount for current Annuity Year = $18,550 - $10,000 = $8,550
     Annual Withdrawal Amount for future Annuity Years remains at $18,550

o Remaining Annual Income Amount for current Annuity Year = $13,250 - $10,000 = $3,250
     Annual Income Amount for future Annuity Years remains at $13,250


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

o    Protected Withdrawal Value is reduced by $10,000 from $265,000 to $255,000

Example 2. Dollar-for-dollar and proportional reductions

     (a) If $15,000 was withdrawn (more than the Annual Income Amount but less than the Annual Withdrawal Amount) on March 1, 2006, then the following values would result:

o Remaining Annual Withdrawal Amount for current Annuity Year = $18,550 - $15,000 = $3,550
     Annual Withdrawal Amount for future Annuity Years remains at $18,550

o    Remaining Annual Income Amount for current Annuity Year = $0
     Excess of withdrawal over the Annual Income Amount ($15,000 - $13,250 = $1,750) reduces Annual Income Amount for future Annuity Years.

o Reduction to Annual Income Amount = Excess Income/ Account Value before Excess Income x Annual Income Amount = $1,750 / ($263,000 - $13,250) x $13,250 = $93 Annual Income Amount for future Annuity Years = $13,250 - $93 = $13,157

o    Protected Withdrawal Value is reduced by $15,000 from $265,000 to $250,000
     (b) If $25,000 was withdrawn (more than both the Annual Income Amount and the Annual Withdrawal Amount) on March 1, 2006, then the following values would result:

o    Remaining Annual Withdrawal Amount for current Annuity Year = $0
     Excess of withdrawal over the Annual Withdrawal Amount ($25,000 - $18,550 = $6,450) reduces Annual Withdrawal Amount for future Annuity Years.

o Reduction to Annual Withdrawal Amount = Excess Withdrawal/Account Value before Excess Withdrawal x Annual Withdrawal Amount = $6,450 / ($263,000 - $18,550) x $18,550 = $489
     Annual Withdrawal Amount for future Annuity Years = $18,550 - $489 =
     $18,061

o    Remaining Annual Income Amount for current Annuity Year = $0
     Excess of withdrawal over the Annual Income Amount ($25,000 - $13,250 = $11,750) reduces Annual Income Amount for future Annuity Years.

o Reduction to Annual Income Amount = Excess Income/ Account Value before Excess Income x Annual Income Amount = $11,750 / ($263,000 - $13,250) x $13,250 = $623 Annual Income Amount for future Annuity Years = $13,250 - $623 = $12,627

o Protected Withdrawal Value is first reduced by the Annual Withdrawal Amount ($18,550) from $265,000 to $246,450. It is further reduced by the greater of a dollar-for-dollar reduction or a proportional reduction. Dollar-for-dollar reduction = $25,000 - $18,550 = $6,450

o Proportional reduction = Excess Withdrawal / Account Value before Excess Withdrawal x Protected Withdrawal Value = $6,450 / ($263,000 - $18,550) x $246,450 = $6,503 Protected Withdrawal Value = $246,450 - max {$6,450,
     $6,503} = $239,947

Example 3. Step-up of the Protected
Withdrawal Value

If the Annual Income Amount ($13,250) is withdrawn each year starting on March 1, 2006 for a period of 3 years, the Protected Withdrawal Value on March 1, 2009 would be reduced to $225,250 {$265,000 - ($13,250 x 3)}. If a step-up is elected on March 1, 2009, then the following values would result:

o    Protected Withdrawal Value = Account Value on March 1, 2009 = $240,000

o Annual Income Amount is equal to the greater of the current Annual Income Amount or 5% of the stepped up Protected Withdrawal Value. Current Annual Income Amount is $13,250. 5% of the stepped up Protected Withdrawal Value is 5% of $240,000, which is $12,000. Therefore, the Annual Income Amount remains $13,250.

o Annual Withdrawal Amount is equal to the greater of the current Annual Withdrawal Amount or 7% of the stepped up Protected Withdrawal Value. Current Annual Withdrawal Amount is $18,550. 7% of the stepped-up Protected Withdrawal Value is 7% of $240,000, which is $16,800. Therefore the Annual Withdrawal Amount remains $18,550.

BENEFITS UNDER THE LIFETIME FIVE PROGRAM

o If your Account Value is equal to zero, and the cumulative withdrawals in the current Annuity Year are greater than the Annual Withdrawal Amount, the Lifetime Five program will terminate. To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount and amounts are still payable under both the Life Income Benefit and the


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

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PRUCO LIFE ANNUITIES PROSPECTUS

     Withdrawal Benefit, you will be given the choice of receiving the payments under the Life Income Benefit or under the Withdrawal Benefit. Once you make this election we will make an additional payment for that Annuity Year equal to either the remaining Annual Income Amount or Annual Withdrawal Amount for the Annuity Year, if any, depending on the option you choose. In subsequent Annuity Years we make payments that equal either the Annual Income Amount or the Annual Withdrawal Amount as described in this Prospectus. You will not be able to change the option after your election and no further Purchase Payments will be accepted under your Annuity. If you do not make an election, we will pay you annually under the Life Income Benefit. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount but less than or equal to the Annual Withdrawal Amount and amounts are still payable under the Withdrawal Benefit, you will receive the payments under the Withdrawal Benefit. In the year of a withdrawal that reduced your Account Value to zero, we will make an additional payment to equal any remaining Annual Withdrawal Amount and make payments equal to the Annual Withdrawal Amount in each subsequent year (until the Protected Withdrawal Value is depleted). Once your Account Value equals zero no further Purchase Payments will be accepted under your Annuity.
o If annuity payments are to begin under the terms of your Annuity or if you decide to begin receiving annuity payments and there is any Annual Income Amount due in subsequent Annuity Years or any remaining Protected Withdrawal Value, you can elect one of the following three options:
     (1)  apply your Account Value to any annuity option available; or
     (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We make such annuity payments until the Annuitant's death; or
     (3) request that, as of the date annuity payments are to begin, we pay out any remaining Protected Withdrawal Value as annuity payments. Each year such annuity payments will equal the Annual Withdrawal Amount or the remaining Protected Withdrawal Value if less. We make such annuity payments until the earlier of the Annuitant's death or the date the Protected Withdrawal Value is depleted.

     We must receive your request in a form acceptable to us at our office.

o In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments as a single life fixed annuity with five payments certain using the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such annuity payments will be the greater of:
     (1) the present value of future Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
     (2)  the Account Value.
o If no withdrawal was ever taken, we will determine a Protected Withdrawal Value and calculate an Annual Income Amount and an Annual Withdrawal Amount as if you made your first withdrawal on the date the annuity payments are to begin.

Other Important Considerations

o Withdrawals under the Lifetime Five program are subject to all of the terms and conditions of your Annuity, including any applicable CDSC.
o Withdrawals made while the Lifetime Five program is in effect will be treated, for tax purposes, in the same way as any other withdrawals under your Annuity. The Lifetime Five program does not directly affect your Annuity's Account Value or Surrender Value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Withdrawal Value.
o You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing the Lifetime Five program. The Lifetime Five program provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Protected Withdrawal Value or Annual Income Amount in the form of periodic benefit payments.
o You must allocate your Account Value in accordance with the then permitted and available option(s) with this program in order to elect and maintain the Lifetime Five program.

Election of the Program

The Lifetime Five program can be elected at the time that you purchase your Annuity. We also offer existing Owners the


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

44
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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

option to elect the Lifetime Five program after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. Your Account Value as the date of election will be used as a basis to calculate the initial Protected Withdrawal Value, the initial Protected Annual Withdrawal Amount, and the Annual Income Amount.

     Currently, if you terminate the program, you will only be permitted to re-elect the Lifetime Five or elect the Spousal Lifetime Five Income Benefit on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated.

     We reserve the right to further limit the election/re-election frequency in the future. Before making any such change to the election/re-election frequency, we will provide prior notice to Owners who have an effective Lifetime Five Income Benefit.

Termination of the Program

The program terminates automatically when your Protected Withdrawal Value and Annual Income Amount equals zero. You may terminate the program at any time by notifying us. If you terminate the program, any guarantee provided by the benefit will terminate as of the date the termination is effective and certain restrictions on re-election of the benefit will apply as described above. The program terminates upon your surrender of your Annuity, upon the death of the Annuitant (but your surviving spouse may elect a new Lifetime Five if your spouse elects the spousal continuance option and your spouse would then be eligible to elect the benefit if he or she was a new purchaser), upon a change in ownership of your Annuity that changes the tax identification number of the Owner, upon change in the Annuitant or upon your election to begin receiving annuity payments. While you may terminate your program at any time, we may not terminate the program other than in the circumstances listed above. However, we may stop offering the program for new elections or re-elections at any time in the future.

     The charge for the Lifetime Five program will no longer be deducted from your Account Value upon termination of the program.

Additional Tax Considerations for Qualified Contracts

If you purchase an Annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, or Tax Sheltered Annuity (or 403(b)), the minimum distribution rules under the Code require that you begin receiving periodic amounts from your Annuity beginning after age 70 1/2. For a Tax Sheltered Annuity, this required beginning date can generally be deferred to after retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Withdrawal Amount and the Annual Income Amount, which will cause us to increase the Annual Income Amount and the Annual Withdrawal Amount in any Annuity Year that required minimum distributions due from your Annuity are greater than such amounts. Any such payments will reduce your Protected Withdrawal Value. In addition, the amount and duration of payments under the annuity payment and Death Benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as minimum distribution requirements.

Charges under the Program

Currently, we deduct a charge equal to 0.60% of the average daily net assets of the Sub-accounts per year to purchase the Lifetime Five program. The annual charge is deducted daily.

SPOUSAL LIFETIME FIVE INCOME BENEFIT (SPOUSAL LIFETIME FIVE)

--------------------------------------------------------------------------------
The Spousal Lifetime Five program described below is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. Currently, if you elect Spousal Lifetime Five and subsequently terminate the benefit, there will be a restriction on your ability to re-elect Spousal Lifetime Five and Lifetime Five (see "Election of the Program" below for details). Spousal Lifetime Five must be elected based on two Designated Lives, as described below. Each Designated Life must be at least 55 years old when the benefit is elected. The Spousal Lifetime Five program is not available if you elect any other optional living benefit or Death Benefit. As long as your Spousal Lifetime Five Income Benefit is in effect, you must allocate your Account Value in accordance with the then permitted and available option(s) with this program.
--------------------------------------------------------------------------------

     We offer a program that guarantees until the later death of two natural persons that are each other's spouses at the time of election of Spousal Lifetime Five and at the first death of one of them (the "Designated Lives", each a "Designated Life") the ability to withdraw an annual amount ("Spousal Life


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

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PRUCO LIFE ANNUITIES PROSPECTUS

Income Benefit") equal to a percentage of an initial principal value (the "Protected Withdrawal Value") regardless of the impact of market performance on the Account Value, subject to our program rules regarding the timing and amount of withdrawals. The Spousal Life Income Benefit may remain in effect even if the Account Value of the Annuity is zero. The program may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that market performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue the Spousal Life Income Benefit after the death of the first. You are not required to make withdrawals as part of the program -- the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the program.

KEY FEATURE -- Initial Protected Withdrawal Value

The initial Protected Withdrawal Value is used to determine the amount of initial annual payment under the Spousal Life Income Benefit. The initial Protected Withdrawal Value is determined as of the date you make your first withdrawal under the Annuity following your election of Spousal Lifetime Five. The initial Protected Withdrawal Value is equal to the greater of (A) the Account Value on the date you elect Spousal Lifetime Five, plus any additional Purchase Payments (and associated Purchase Credit with respect to the X Series) each growing at 5% per year from the date of your election of the program or application of the Purchase Payment (and associated Purchase Credit with respect to the X Series) to your Annuity, as applicable, until the date of your first withdrawal or the 10th anniversary of the benefit effective date, if earlier (B) the Account Value as of the date of the first withdrawal from your Annuity, prior to the withdrawal, and (C) the highest Account Value on each Annuity anniversary prior to the first withdrawal or on the first 10 Annuity anniversaries if earlier than the date of your first withdrawal after the benefit effective date. With respect to (B) and (C) above, each value is increased by the amount of any subsequent Purchase Payments (and associated Purchase Credits with respect to the X Series).

o If you elect the Spousal Lifetime Five program at the time you purchase your Annuity, the Account Value will be your initial Purchase Payment plus the amount of any associated Purchase Credit with respect to the X Series.
o For existing Owners who are electing the Spousal Lifetime Five benefit, the Account Value on the date of your election of the Spousal Lifetime Five program will be used to determine the initial Protected Withdrawal Value.

KEY FEATURE -- Annual Income Amount under the Spousal Life Income Benefit

The initial Annual Income Amount is equal to 5% of the initial Protected Withdrawal Value. Under the Spousal Lifetime Five program, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years. If your cumulative withdrawals are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply.

     You may elect to step-up your Annual Income Amount if, due to positive market performance, 5% of your Account Value is greater than the Annual Income Amount. You are eligible to step-up the Annual Income Amount on or after the 3rd anniversary of the first withdrawal under the Spousal Lifetime Five program. The Annual Income Amount can be stepped up again on or after the 3rd anniversary of the preceding step-up. If you elect to step-up the Annual Income Amount under the program, and on the date you elect to step-up, the charges under the Spousal Lifetime Five program have changed for new purchasers, your program may be subject to the new charge going forward. When you elect a step-up, your Annual Income Amount increases to equal 5% of your Account Value after the step-up. Your Annual Income Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 5% of any additional Purchase Payments plus 5% of any associated Purchase Credits with respect to the X Series. Any increase will be added to your Annual Income Amount beginning on the day that the step-up is effective or the Purchase Payment is made. A determination of whether you have exceeded your Annual Income Amount is made at the time of each withdrawal; therefore a subsequent increase in the Annual Income Amount will not offset the effect of a withdrawal that exceeded the Annual Income Amount at the time the withdrawal was made.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

     We also offer an "auto step-up" feature at no additional cost. You may elect this feature either at the time you elect Spousal Lifetime Five or after you have elected Spousal Lifetime Five. If, on the date that we implement an auto step-up to your Annual Income Amount, the charges under the Spousal Lifetime Five program have changed for new purchasers, your program may be subject to the new charge going forward. We implement an auto step-up only at specific times and if Account Value has attained or exceeded a certain amount. Specifically, if you have never implemented a step-up, then an auto step-up can occur on the Annuity anniversary next following the 3rd anniversary of the first withdrawal under the Spousal Lifetime Five program, and can occur each Annuity anniversary thereafter. If you have implemented a step-up (whether initiated directly by you or effected under the auto step-up program), then an auto step-up can occur on the Annuity anniversary next following the 3rd anniversary of the prior step-up, and can occur each Annuity anniversary thereafter. We will effect an auto step-up only if, on the Annuity anniversary that the auto step-up is scheduled to occur, 5% of the Account Value exceeds 105% times the Annual Income Amount. Because the formula that determines when an auto step-up is affected differs from that which allows you to initiate a step-up on your own, scenarios may arise in which you may be allowed to initiate a step-up even though no auto step-up would occur.

     The Spousal Lifetime Five program does not affect your ability to make withdrawals under your Annuity or limit your ability to request withdrawals that exceed the Annual Income Amount.

     If, cumulatively, you withdraw an amount less than the Annual Income Amount under the Spousal Life Income Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years.

     The following examples of dollar-for-dollar and proportional reductions and the step-up of the Annual Income Amount assume: 1.) the Issue Date and the Effective Date of the Spousal Lifetime Five program are February 1, 2005; 2.) an initial Purchase Payment of $250,000 (includes any Purchase Credits with respect to the X Series); 3.) the Account Value on February 1, 2006 is equal to $265,000; 4.) the first withdrawal occurs on March 1, 2006 when the Account Value is equal to $263,000; and 5.) the Account Value on March 1, 2009 is equal to $280,000.

     The initial Protected Withdrawal Value is calculated as the greatest of
(a), (b) and (c):

     (a) Purchase payment accumulated at 5% per year from February 1, 2005 until March 1, 2006 (393 days) = $250,000 x 1.05(393/365) =
          $263,484.33
     (b) Account Value on March 1, 2006 (the date of the first withdrawal) = $263,000
     (c) Account Value on February 1, 2006 (the first Annuity Anniversary) = $265,000

     Therefore, the initial Protected Withdrawal Value is equal to $265,000. The Annual Income Amount is equal to $13,250 under the Spousal Life Income Benefit (5% of $265,000).

Example 1. Dollar-for-dollar reduction

If $10,000 was withdrawn (less than the Annual Income Amount) on March 1, 2006, then the following values would result:

     o Remaining Annual Income Amount for current Annuity Year = $13,250 - $10,000 = $3,250 Annual Income Amount for future Annuity Years remains at $13,250

Example 2. Dollar-for-dollar and proportional reductions

     (a) If $15,000 was withdrawn (more than the Annual Income Amount) on March 1, 2006, then the following values would result:
     o    Remaining Annual Income Amount for current Annuity Year = $0
          Excess of withdrawal over the Annual Income Amount ($15,000 - $13,250 = $1,750) reduces Annual Income Amount for future Annuity Years.

     o Reduction to Annual Income Amount = Excess Income/ Account Value before Excess Income x Annual Income Amount = $1,750 / ($263,000 - $13,250) x $13,250 = $93 Annual Income Amount for future Annuity Years = $13,250 - $93 = $13,157

Example 3. Step-up of the Annual Income Amount

If a step-up of the Annual Income Amount is requested on March 1, 2009, the request will be accepted because 5% of


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                                                                              47
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PRUCO LIFE ANNUITIES PROSPECTUS

the Account Value, which is $14,000 (5% of $280,000), is greater than the Annual Income Amount of $13,250. The new Annual Income Amount will be equal to $14,000.

BENEFITS UNDER THE SPOUSAL LIFETIME FIVE PROGRAM

To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount and amounts are still payable under the Spousal Life Income Benefit, we will make an additional payment for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year, if any. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this Prospectus. No further Purchase Payments will be accepted under your Annuity. We will make payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount, the Spousal Life Income Benefit terminates and no additional payments will be made.

     If annuity payments are to begin under the terms of your Annuity or if you decide to begin receiving annuity payments and there is any Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

     (1)  apply your Account Value to any annuity option available; or
     (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We will make payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death.

     We must receive your request in a form acceptable to us at our office.

     In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments as a joint and survivor or single (as applicable) life fixed annuity with five payments certain using the same basis that is used to calculate the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such annuity payments will be the greater of:

     (1) the present value of future Annual Income Amount payments. Such present value will be calculated using the same basis that is used to calculate the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
     (2)  the Account Value.

     If no withdrawal was ever taken, we will determine an initial Protected Withdrawal Value and calculate an Annual Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.

Other Important Considerations

o Withdrawals under the Spousal Lifetime Five program are subject to all of the terms and conditions of the Annuity, including any CDSC.
o Withdrawals made while the Spousal Lifetime Five program is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. The Spousal Lifetime Five program does not directly affect the Annuity's Account Value or Surrender Value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity, you will receive the current Surrender Value.
o You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing the Spousal Lifetime Five program. The Spousal Lifetime Five program provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Annual Income Amount in the form of periodic benefit payments.
o You must allocate your Account Value in accordance with the then available option(s) that we may permit in order to elect and maintain the Spousal Lifetime Five program.
o There may be circumstances where you will continue to be charged the full amount for the Spousal Lifetime Five program even when the benefit is only providing a guarantee of income based on one life with no survivorship.
o In order for the Surviving Designated Life to continue the Spousal Lifetime Five program, upon the death of an Owner, the Designated Life must elect to assume ownership of the Annuity under the spousal continuation option. See "Spousal Owners/Spousal Beneficiaries" and "Spousal Beneficiary -- Assumption of Annuity" in this Prospectus.

Election of and Designations under the Program

Spousal Lifetime Five can only be elected based on two Designated Lives. Designated Lives must be natural persons who are


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

48
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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

each other's spouses at the time of election of the program and at the death of the first of the Designated Lives to die. Currently, the program may only be elected where the Owner, Annuitant and Beneficiary designations are as follows:

o One Annuity Owner, where the Annuitant and the Owner are the same person and the beneficiary is the Owner's spouse. The Owner/Annuitant and the beneficiary each must be at least 55 years old at the time of election; or
o Co-Annuity Owners, where the Owners are each other's spouses. The Beneficiary designation must be the surviving spouse. The first named Owner must be the Annuitant. Both Owners must each be at least 55 years old at the time of election.

     No Ownership changes or Annuitant changes will be permitted once this program is elected. However, if the Annuity is co-owned, the Owner that is not the Annuitant may be removed without affecting the benefit.

     The Spousal Lifetime Five program can be elected at the time that you purchase your Annuity. We also offer existing Owners the option to elect the Spousal Lifetime Five program after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. Your Account Value as the date of election will be used as a basis to calculate the initial Protected Withdrawal Value and the Annual Income Amount.

     Currently, if you terminate the program, you will only be permitted to re-elect the Spousal Lifetime Five or elect the Lifetime Five Income Benefit on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated.

     We reserve the right to further limit the election frequency in the future. Before making any such change to the election frequency, we will provide prior notice to Owners who have an effective Spousal Lifetime Five Income Benefit.

Termination of the Program

The program terminates automatically when your Annual Income Amount equals zero. You may terminate the program at any time by notifying us. If you terminate the program, any guarantee provided by the benefit will terminate as of the date the termination is effective and certain restrictions on re-election of the benefit will apply as described above. We reserve the right to further limit the frequency election in the future. The program terminates upon your surrender of the Annuity, upon the first Designated Life to die if the Annuity is not continued, upon the second Designated Life to die or upon your election to begin receiving annuity payments.

     The charge for the Spousal Lifetime Five program will no longer be deducted from your Account Value upon termination of the program.

Additional Tax Considerations for Qualified Contracts

If you purchase an Annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, or Tax Sheltered Annuity (or 403(b)), the minimum distribution rules under the Code require that you begin receiving periodic amounts from your Annuity beginning after age 70 1/2. For a Tax Sheltered Annuity, this required beginning date can generally be deferred to after retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that required minimum distributions due from your Annuity are greater than such amounts. In addition, the amount and duration of payments under the annuity payment and Death Benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as minimum distribution requirements.

Charges under the Program

Currently, we deduct a charge equal to 0.75% of the average daily net assets of the Sub-accounts per year to purchase the Spousal Lifetime Five program. The annual charge is deducted daily.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.
                                                                              49
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Death Benefit
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PRUCO LIFE ANNUITIES PROSPECTUS

WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?

Each Annuity provides a Death Benefit during its accumulation period. If an Annuity is owned by one or more natural persons, the Death Benefit is payable upon the first death of an Owner. If an Annuity is owned by an entity, the Death Benefit is payable upon the Annuitant's death, if there is no Contingent Annuitant. If a Contingent Annuitant was designated before the Annuitant's death and the Annuitant dies, then the Contingent Annuitant becomes the Annuitant and a Death Benefit will not be paid at that time. The person upon whose death the Death Benefit is paid is referred to below as the "decedent."

BASIC DEATH BENEFIT

Each Annuity provides a basic Death Benefit at no additional charge. The Insurance Charge we deduct daily from your Account Value allocated to the Sub-accounts is used, in part, to pay us for the risk we assume in providing the basic Death Benefit guarantee under an Annuity. Each Annuity also offers two different optional Death Benefits that can be purchased for an additional charge. The additional charge is deducted to compensate Pruco Life for providing increased insurance protection under the optional Death Benefits. Notwithstanding the additional protection provided under the optional Death Benefits, the additional cost has the impact of reducing the net performance of the investment options. In addition, with respect to the X Series, under certain circumstances, your Death Benefit may be reduced by the amount of any Purchase Credits we applied to your Purchase Payments. (See "How are Purchase Credits Applied to My Accounts Value".) The basic Death Benefit is equal to the greater of:

o The sum of all Purchase Payments (and, for the X series, the amount of any Purchase Credits received more than 12 months prior to death) less the sum of all proportional withdrawals.
o The sum of your Account Value in the Sub-accounts and the Fixed Rate Options (less the amount of any Purchase Credits applied within 12-months prior to the date of death, in the case of the X Series).

     "Proportional withdrawals" are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. For example, a withdrawal of 50% of Account Value would be considered as a 50% reduction in Purchase Payments for purposes of calculating the basic Death Benefit.

OPTIONAL DEATH BENEFITS

Two optional Death Benefits are offered for purchase with your Annuity to provide an enhanced level of protection for your beneficiaries. Key terms that we use to describe these optional death benefits are set forth within the description of each optional death benefit.

--------------------------------------------------------------------------------
Currently, these benefits are only offered in those jurisdictions where we have received regulatory approval and must be elected at the time that you purchase your Annuity. We may, at a later date, allow existing Annuity Owners to purchase an optional Death Benefit subject to our rules and any changes or restrictions in the benefits. Certain terms and conditions may differ between jurisdictions once approved and if you purchase your Annuity as part of an exchange, replacement or transfer, in whole or in part, from any other Annuity we issue. You may elect one optional Death Benefit. If you elect Spousal Lifetime Five, you are not permitted to elect an optional Death Benefit. With respect to the X Series, under certain circumstances, each Optional Death Benefit that you elect may be reduced by the amount of Purchase Credits applied to your Purchase Payments.
--------------------------------------------------------------------------------

Combination 5% Roll-up and Highest Anniversary Value ("HAV") Death Benefit

If an Annuity has one Owner, the Owner must be age 79 or less at the time the Combination 5% Roll-up and HAV Optional Death Benefit is purchased. If an Annuity has joint Owners, the oldest Owner must be age 79 or less. If the Annuity is owned by an entity, the Annuitant must be age 79 or less.

     Certain of the Portfolios offered as Sub-accounts under an Annuity are not available if you elect the Combination 5% Roll-up and HAV Death Benefit. In addition, we reserve the right to limit the investment options in which you may allocate Account Value if you elect this Death Benefit.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

Calculation of the Combination 5% Roll-up and Highest
Anniversary Value Death Benefit

The Combination 5% Roll-up and HAV Death Benefit equals the greatest of:

1.   the basic Death Benefit described above; and
2.   the Highest Anniversary Value Death Benefit described below, and
3.   5% Roll-up described below.

     The calculation of the 5% Roll-up depends on whether death occurs before or after the Death Benefit Target Date.

     If the Owner dies before the Death Benefit Target Date the 5% Roll up is equal to:

o all Purchase Payments (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to date of death in the case of the X Series) increasing at an annual effective interest rate of 5% starting on the date that each Purchase Payment is made and ending on the Owner's date of death;
     MINUS
o the sum of all withdrawals, dollar for dollar up to 5% of the Death Benefit's value as of the prior Annuity Anniversary (or Issue Date if the withdrawal is in the first contract year). Any withdrawals in excess of the 5% dollar for dollar limit are proportional.

     If the Owner dies on or after the Death Benefit Target Date the 5% Roll-up is equal to:

o the 5% Roll-up value as of the Death Benefit Target Date increased by total Purchase Payments (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to date of death in the case of the X Series) made after the Death Benefit Target Date;
     MINUS
o    the sum of all withdrawals which reduce the 5% Roll-up proportionally.

     In the case of the X Series, as indicated, the amounts calculated in Items 1, 2 and 3 above (before, on or after the Death Benefit Target Date) may be reduced by any Purchase Credits under certain circumstances. Please refer to the definitions of Death Benefit Target Date below. This Death Benefit may not be an appropriate feature where the Owner's age is near the age specified in the Death Benefit Target Date. This is because the benefit may not have the same potential for growth as it otherwise would, since there will be fewer Annuity anniversaries before the Death Benefit Target Date is reached.

Calculation of Highest Anniversary Value Death Benefit

The HAV Death Benefit depends on whether death occurs before or after the Death Benefit Target Date.

     If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greater of:
     1.   the basic Death Benefit described above; and
     2.   the Highest Anniversary Value as of the Owner's date of death.

     If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:
     1.   the basic Death Benefit described above; and
     2. the Highest Anniversary Value on the Death Benefit Target Date plus the sum of all Purchase Payments (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to date of death in the case of the X series) less the sum of all proportional withdrawals since the Death Benefit Target Date.

     The amount determined by this calculation is increased by any Purchase Payments received after the Owner's date of death and decreased by any proportional withdrawals since such date.

--------------------------------------------------------------------------------
The "Combination 5% Roll-up and Highest Anniversary Value" Death Benefit described above is currently being offered in those jurisdictions where we have received regulatory approval. Certain terms and conditions may differ between jurisdictions once approved. The "Combination 5% Roll-up and Highest Anniversary Value" Death Benefit is not available if you elect any other optional Death Benefit.
--------------------------------------------------------------------------------

     See Appendix B for examples of how the Combination 5% Roll-up and Highest Anniversary Value Death Benefit is calculated.

Key Terms Used with the Highest Anniversary Value Death Benefit and the Combination 5% Roll-up and Highest Anniversary Value Death Benefit:

o The Death Benefit Target Date for the Highest Anniversary Value Death Benefit is the Annuity Anniversary on or after the 80th birthday of the current Owner, the oldest of either joint Owner or the Annuitant, if entity owned.
o The Death Benefit Target Date for the Combination 5% Roll-up and HAV Death Benefit is the later of the Annuity Anniversary


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                                                                              51
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Death Benefit continued
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PRUCO LIFE ANNUITIES PROSPECTUS

     on or after the 80th birthday of the current Owner, the oldest of either joint Owner or the Annuitant, if entity owned, or five years after the Issue Date of an Annuity.
o The Highest Anniversary Value equals the highest of all previous "Anniversary Values" less proportional withdrawals since such anniversary and plus any Purchase Payments (and associated Purchase Credits received more than 12 months prior to death for the X series) since such anniversary.
o The Anniversary Value is the Account Value as of each anniversary of the Issue Date of an Annuity. The Anniversary Value on the Issue Date is equal to your Purchase Payment (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to date of death in the case of the X Series).
o Proportional withdrawals are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. Proportional withdrawals result in a reduction to the Highest Anniversary Value or 5% Roll-up value by reducing such value in the same proportion as the Account Value was reduced by the withdrawal as of the date the withdrawal occurred. For example, if your Highest Anniversary Value or 5% Roll-up value is $125,000 and you subsequently withdraw $10,000 at a time when your Account Value is equal to $100,000 (a 10% reduction), when calculating the optional Death Benefit we will reduce your Highest Anniversary Value ($125,000) by 10% or $12,500.

Highest Daily Value Death Benefit ("HDV")

--------------------------------------------------------------------------------
If an Annuity has one Owner, the Owner must be age 79 or less at the time the Highest Daily Value Death Benefit is elected. If an Annuity has joint Owners, the older Owner must be age 79 or less. If there are Joint Owners, death of the Owner refers to the first to die of the Joint Owners. If an Annuity is owned by an entity, the Annuitant must be age 79 or less and death of the Owner refers to the death of the Annuitant.

     If you elect this benefit, you must allocate your Account Value in accordance with the then permitted and available option(s) with this benefit.
--------------------------------------------------------------------------------

     The HDV Death Benefit depends on whether death occurs before or after the Death Benefit Target Date.

     If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greater of:

     1.   the basic Death Benefit described above; and
     2.   the HDV as of the Owner's date of death.

     If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:

     1.   the basic Death Benefit described above; and
     2. the HDV on the Death Benefit Target Date plus the sum of all Purchase Payments (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to the date of death in the case of the X Series) less the sum of all proportional withdrawals since the Death Benefit Target Date.

     The amount determined by this calculation is increased by any Purchase Payments received after the Owner's date of death and decreased by any proportional withdrawals since such date.

--------------------------------------------------------------------------------
The Highest Daily Value Death Benefit described above is currently being offered in those jurisdictions where we have received regulatory approval. Certain terms and conditions may differ between jurisdictions once approved. The Highest Daily Value Death Benefit is not available if you elect the "Combination 5% Roll-up and Highest Anniversary Value" Death Benefit or the Spousal Lifetime Five Income Benefit.
--------------------------------------------------------------------------------

Key Terms Used with the Highest Daily Value Death Benefit:

o The Death Benefit Target Date for the Highest Daily Value Death Benefit is the later of an Annuity anniversary on or after the 80th birthday of the current Owner, or the older of either the joint Owner or the Annuitant, if entity owned, or five years after the Issue Date of an Annuity.
o The Highest Daily Value equals the highest of all previous "Daily Values" less proportional withdrawals since such date and plus any Purchase Payments (plus associated Purchase Credits applied more than twelve (12) months prior to the date of death in the case of the X Series) since such date.
o The Daily Value is the Account Value as of the end of each Valuation Day. The Daily Value on the Issue Date is equal to your Purchase Payment (plus associated Purchase Credits applied more than twelve (12) months prior to the date of death in the case of the X Series).
o Proportional withdrawals are determined by calculating the percentage of your Account Value that each prior with-


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

52
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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

     drawal represented when withdrawn. Proportional with- drawals result in a reduction to the Highest Daily Value by reducing such value in the same proportion as the Account Value was reduced by the withdrawal as of the date the withdrawal occurred. For example, if your Highest Daily Value is $125,000 and you subsequently withdraw $10,000 at a time when your Account Value is equal to $100,000 (a 10% reduction), when calculating the optional Death Benefit we will reduce your Highest Daily Value ($125,000) by 10% or $12,500.

Please see Appendix B to this prospectus for a hypothetical example of how the HDV Death Benefit is calculated.

Annuities with Joint Owners

For Annuities with Joint Owners, the Death Benefits are calculated as shown above except that the age of the oldest of the Joint Owners is used to determine the Death Benefit Target Date. NOTE: If you and your spouse own your Annuity jointly, we will pay the Death Benefit to the Beneficiary. If the sole primary Beneficiary is the surviving spouse, then the surviving spouse can elect to assume ownership of your Annuity and continue the Annuity instead of receiving the Death Benefit.

Annuities owned by entities

For Annuities owned by an entity, the Death Benefits are calculated as shown above except that the age of the Annuitant is used to determine the Death Benefit Target Date. Payment of the Death Benefit is based on the death of the Annuitant (or Contingent Annuitant, if applicable).

Can I terminate the optional Death Benefits? Do the optional Death Benefits terminate under other circumstances?

For the B Series and the X Series, the Combination 5% Roll-up and HAV Death Benefit and the HDV Death Benefit may not be terminated once elected. With respect to the L Series only, (i) if the HDV Death Benefit or Combination 5% Roll-up and HAV Death Benefit is elected on the Issue Date, then you may elect to terminate either benefit on the fifth Annuity anniversary and each Annuity anniversary thereafter (but not later than the tenth Annuity anniversary), but if you do terminate you will revert to the base death benefit, and you may not thereafter re-elect either optional benefit and (ii) if you did not elect any optional death benefit on the Issue Date, then you may elect the Combination 5% Roll-up and HAV Death Benefit on the fifth Annuity anniversary and each Annuity anniversary thereafter (but not later than the tenth Annuity anniversary), but you may not thereafter terminate that election. The optional Death Benefits will terminate automatically on the Annuity Date. We may also terminate any optional Death Benefit if necessary to comply with our interpretation of the Code and applicable regulations.

What are the charges for the optional Death Benefits?

We deduct a charge equal to 0.50% per year of the average daily net assets of the Sub-accounts for the "Combination 5% Roll-up and HAV Death Benefit" and the HDV Death Benefit. We deduct the charge for each of these benefits to compensate Pruco Life for providing increased insurance protection under the optional Death Benefits. The additional annual charge is deducted daily against your Account Value allocated to the Sub-accounts.

     Please refer to the section entitled "Tax Considerations" for additional considerations in relation to the optional Death Benefit.

PAYMENT OF DEATH BENEFITS
Payment of Death Benefit to Beneficiary

Except in the case of a spousal assumption as described below, in the event of your death, the Death Benefit must be distributed:
o as a lump sum amount at any time within five (5) years of the date of death; or
o as a series of annuity payments not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary. Payments under this option must begin within one year of the date of death.

     Unless you have made an election prior to Death Benefit proceeds becoming due, a Beneficiary can elect to receive the Death Benefit proceeds as a series of fixed annuity payments. See the section entitled "What Types of Annuity Options are Available."

Spousal Beneficiary -- Assumption of Annuity

You may name your spouse as your Beneficiary. If you and your spouse own your Annuity jointly, we assume that the sole primary Beneficiary will be the surviving spouse unless you elect an alternative Beneficiary designation. Unless you elect an alternative Beneficiary designation, the spouse Beneficiary may elect to assume ownership of the Annuity instead of taking the Death Benefit payment. Any Death Benefit (including any optional Death Benefits) that would have been payable to the Beneficiary will become the new Account Value as of the date we receive due proof of death and any required proof of a spousal relationship. As of the date the assumption is effective, the surviving spouse will have all the rights and benefits that would be available under the


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Death Benefit continued
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PRUCO LIFE ANNUITIES PROSPECTUS

Annuity to a new purchaser of the same attained age. For purposes of determining any future Death Benefit for the surviving spouse, the new Account Value will be considered as the initial Purchase Payment. No CDSC will apply to the new Account Value. However, any additional Purchase Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity, including any CDSC that may apply to the additional Purchase Payments.

     See the section entitled "Managing Your Annuity -- Spousal Contingent Annuitant" for a discussion of the treatment of a spousal Contingent Annuitant in the case of the death of the Annuitant in an entity owned Annuity.

Are there any exceptions to these rules for paying the Death Benefit?

Yes, there are exceptions that apply no matter how your Death Benefit is calculated. There are exceptions to the Death Benefit if the decedent was not the Owner or Annuitant as of the Issue Date (or within 60 days thereafter) and did not become the Owner or Annuitant due to the prior Owner's or Annuitant's death. Any Death Benefit (including any optional Death Benefit) that applies will be suspended for a two-year period from the date he or she first became Owner or Annuitant. After the two-year suspension period is completed, the Death Benefit is the same as if this person had been an Owner or Annuitant on the Issue Date.

When do you determine the Death Benefit?

We determine the amount of the Death Benefit as of the date we receive "due proof of death", any instructions we require to determine the method of payment and any other written representations we require to determine the proper payment of the Death Benefit to all Beneficiaries. "Due proof of death" may include a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death or other satisfactory proof of death. Upon our receipt of "due proof of death" we automatically transfer the Death Benefit to the AST Money Market Sub-account until we further determine the universe of eligible Beneficiaries. Once the universe of eligible Beneficiaries has been determined each eligible Beneficiary may allocate his or her eligible share of the Death Benefit to an eligible annuity payment option.

     Each Beneficiary must make an election as to the method they wish to receive their portion of the Death Benefit. Absent an election of a Death Benefit payment method, no Death Benefit can be paid to the Beneficiary. We may require written acknowledgment of all named Beneficiaries before we can pay the Death Benefit. During the period from the date of death until we receive all required paper work, the amount of the Death Benefit may be subject to market fluctuations.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

Valuing Your Investment
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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

HOW IS MY ACCOUNT VALUE DETERMINED?

During the accumulation period, your Annuity has an Account Value. The Account Value is determined separately for each Sub-account allocation and for each Fixed Rate Option. The Account Value is the sum of the values of each Sub-account allocation and the value of each Fixed Rate Option. The Account Value does not reflect any CDSC that may apply to a withdrawal or surrender. With respect to the X Series, the Account Value includes any Purchase Credits we applied to your Purchase Payments which we are entitled to recover under certain circumstances.

WHAT IS THE SURRENDER VALUE OF MY ANNUITY?

The Surrender Value of your Annuity is the value available to you on any day during the accumulation period. The Surrender Value is defined under "Glossary of Terms" above.

HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?

When you allocate Account Value to a Sub-account, you are purchasing units of the Sub-account. Each Sub-account invests exclusively in shares of an underlying Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge, and if you elected one or more optional benefits whose annual charge is deducted daily, the additional charge made for such benefits. There may be several different Unit Prices for each Sub-account to reflect the Insurance Charge and the charges for any optional benefits. The Unit Price for the Units you purchase will be based on the total charges for the benefits that apply to your Annuity. See the section entitled "What Happens to My Units When There is a Change in Daily Asset-Based Charges?" for a detailed discussion of how Units are purchased and redeemed to reflect changes in the daily charges that apply to your Annuity.

     Each Valuation Day, we determine the price for a Unit of each Sub-account, called the "Unit Price." The Unit Price is used for determining the value of transactions involving Units of the Sub-accounts. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day.

Example

Assume you allocate $5,000 to a Sub-account. On the Valuation Day you make the allocation, the Unit Price is $14.83. Your $5,000 buys 337.154 Units of the Sub-account. Assume that later, you wish to transfer $3,000 of your Account Value out of that Sub-account and into another Sub-account. On the Valuation Day you request the transfer, the Unit Price of the original Sub-account has increased to $16.79. To transfer $3,000, we sell 178.677 Units at the current Unit Price, leaving you 158.477 Units. We then buy $3,000 of Units of the new Sub-account at the Unit Price of $17.83. You would then have 168.255 Units of the new Sub-account.

WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?

Pruco Life is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST). Financial transactions requested before the close of the NYSE which meet our requirements will be processed according to the value next determined following the close of business. Financial transactions requested on a non-business day or after the close of the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of the NYSE will be used when valuing and processing transactions.

     There may be circumstances where the NYSE is open, however, due to inclement weather, natural disaster or other circumstances beyond our control, our offices may be closed or our business processing capabilities may be restricted. Under those circumstances, your Account Value may fluctuate based on changes in the Unit Values, but you may not be able to transfer Account Value, or make a purchase or redemption request.

     The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders.

     Pruco Life will also not process financial transactions involving purchase or redemption orders or transfers on any day that:

o    trading on the NYSE is restricted;

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.
                                                                              55
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PRUCO LIFE ANNUITIES PROSPECTUS

o an emergency exists making redemption or valuation of securities held in the separate account impractical; or
o the SEC, by order, permits the suspension or postponement for the protection of security holders.

     Initial Purchase Payments: We are required to allocate your initial Purchase Payment to the Sub-accounts within two (2) business days after we receive all of our requirements at our office to issue an Annuity. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) business days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment (and any associated Purchase Credit with respect to the X Series) and issue an Annuity within two (2) business days. During any period that we are trying to obtain the required information, your money is not invested.

     Additional Purchase Payments: We will apply any additional Purchase Payments (and any associated Purchase Credit with respect to the X Series) on the Valuation Day that we receive the Purchase Payment at our office with satisfactory allocation instructions.

     Scheduled Transactions: "Scheduled" transactions include transfers under Dollar Cost Averaging, Automatic Rebalancing, Systematic Withdrawals, Minimum Distributions or annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.

     Unscheduled Transactions: "Unscheduled" transactions include any other non-scheduled transfers and requests for Partial Withdrawals or Free Withdrawals or Surrenders. Unscheduled transactions are processed and valued as of the Valuation Day we receive the request at our Office and have all of the required information.

     Medically-related Surrenders & Death Benefits: Medically-related surrender requests and Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Office all supporting documentation we require for such transactions and that are satisfactory to us.

     Termination of Optional Benefits: Except for the Guaranteed Minimum Income Benefit, the Combination 5% Roll-up and Highest Anniversary Value Death Benefit and the Highest Daily Value Death Benefit, which generally cannot be terminated by the owner once elected, if any optional benefit terminates, we will no longer deduct the charge we apply to purchase the optional benefit. Certain optional benefits may be added after you have purchased your Annuity. On the date a charge no longer applies or a charge for an optional benefit begins to be deducted, your Annuity will become subject to a different daily asset-based charge. This change may result in the number of Units attributed to your Annuity and the value of those Units being different than it was before the change; however, the adjustment in the number of Units and Unit Price will not affect your Account Value (although the change in charges that are deducted will affect your Account Value).


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

56
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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

The tax considerations associated with each Annuity vary depending on whether the contract is (i) owned by an individual and not associated with a tax-favored retirement plan (including contracts held by a non-natural person, such as a trust acting as an agent for a natural person), or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The discussion includes a description of certain spousal rights under the contract and under tax-qualified plans. Our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to Purchase Payments below relates to your cost basis in your contract. Generally, your cost basis in a contract not associated with a tax-favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments.

     Each Annuity may also be purchased as a non-qualified annuity (i.e., a contract not held under a tax-favored retirement plan) by a trust or custodial IRA or 403(b) account, which can hold other permissible assets other than the annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations for IRAs or 403(b)s, as applicable, are the responsibility of the applicable trustee or custodian.

CONTRACTS OWNED BY INDIVIDUALS (NOT ASSOCIATED WITH TAX-FAVORED RETIREMENT
PLANS)

Taxes Payable by You

We believe each Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract.

     Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below.

     It is possible that the Internal Revenue Service (IRS) would assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract. Additionally, for owners under age 59 1/2, the taxable income attributable to the charge for the benefit could be subject to a tax penalty.

     If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving owner will be provided with a notice from us describing available alternatives regarding these benefits.

     If you choose to defer the Annuity Date beyond the default date for your Annuity, the IRS may not consider your contract to be an annuity under the tax law. For more information, see "How and When Do I Choose the Annuity Payment Option?".

Taxes on Withdrawals and Surrender

If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of Purchase Payments, until all gain has been withdrawn. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else.

     If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a withdrawal.

     If you transfer your contract for less than full consideration, such as by gift, you will trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.

Taxes on Annuity Payments

A portion of each annuity payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your Purchase Payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract.

     After the full amount of your Purchase Payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your purchase pay-


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                                                                              57
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PRUCO LIFE ANNUITIES PROSPECTUS

ments have been recovered, a tax deduction may be allowed for the unrecovered amount.

Tax Penalty on Withdrawals and Annuity Payments

Any taxable amount you receive under your contract may be subject to a 10% tax penalty. Amounts are not subject to this tax penalty if:
o    the amount is paid on or after you reach age 59 1/2 or die;
o    the amount received is attributable to your becoming disabled;
o generally the amount paid or received is in the form of substantially equal payments not less frequently than annually (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.); or
o the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

Special Rules in Relation to Tax-Free Exchanges Under Section 1035

Section 1035 of the Internal Revenue Code of 1986, as amended (Code) permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity. If an Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. (See Federal Tax Status section in the Statement of Additional Information.)

     Partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of any gains in the contract as well as the 10% tax penalty on pre-age 59 1/2 withdrawals. The IRS has reserved the right to treat transactions it considers abusive as ineligible for this favorable partial 1035 exchange treatment. We do not know what transactions may be considered abusive. For example we do not know how the IRS may view early withdrawals or annuitizations after a partial exchange. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract into an immediate annuity. As of the date of this prospectus, we will accept a partial 1035 exchange from a non-qualified annuity into an immediate annuity as a "tax-free" exchange for future tax reporting purposes, except to the extent that we, as a reporting and withholding agent, believe that we would be expected to deem the transaction to be abusive. However, some insurance companies may not recognize these partial surrenders as tax-free exchanges and may report them as taxable distributions to the extent of any gain distributed as well as subjecting the taxable portion of the distribution to the 10% tax penalty. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

Taxes Payable by Beneficiaries

The Death Benefit options are subject to income tax to the extent the distribution exceeds the cost basis in the contract. The value of the Death Benefit, as determined under federal law, is also included in the owner's estate.

     Generally, the same tax rules described above would also apply to amounts received by your beneficiary. Choosing any option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below.

     Tax consequences to the beneficiary vary among the Death Benefit payment options.

o    Choice 1: the beneficiary is taxed on earnings in the contract.
o Choice 2: the beneficiary is taxed as amounts are withdrawn (in this case earnings are treated as being distributed first).
o Choice 3: the beneficiary is taxed on each payment (part will be treated as earnings and part as return of premiums).

Considerations for Contingent Annuitants: There may be adverse tax consequences if a Contingent Annuitant succeeds an Annuitant when an Annuity is owned by a trust that is neither tax exempt nor qualifies for preferred treatment under certain sections of the Code. In general, the Code is designed to prevent indefinite deferral of tax. Continuing the benefit of tax deferral by naming one or more Contingent Annuitants when an Annuity is owned by a non-qualified trust might be deemed an attempt to extend the tax deferral for an indefinite period. Therefore, adverse tax treatment may depend on the terms of the trust, who is named as Contingent Annuitant, as well as the particular facts and circumstances. You should consult your tax advisor before naming a Contingent Annuitant if you expect to use an Annuity in such a fashion.

Reporting and Withholding on Distributions

Taxable amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

58
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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with 3 exemptions unless you designate a different withholding status. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide.

     State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country. Please refer to the discussion below regarding withholding rules for tax favored plans (for example, an IRA).

     Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

Annuity Qualification

Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-accounts of each Annuity must be diversified, according to certain rules. We believe these diversification rules will be met.

     An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract owner, must have sufficient control over the underlying assets to be treated as the owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines may have on transfers between the investment options offered pursuant to this Prospectus. We will take any action, including modifications to your Annuity or the investment options, required to comply with such guidelines if promulgated.

     Please refer to the Statement of Additional information for further information on these Diversification and Investor Control issues.

     Required Distributions Upon Your Death. Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract.

     If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

     If you die before the Annuity Date, the entire interest in the contract must be distributed within 5 years after the date of death. However, if a periodic payment option is selected by your designated beneficiary and if such payments begin within 1 year of your death, the value of the contract may be distributed over the beneficiary's life or a period not exceeding the beneficiary's life expectancy. Your designated beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years.

     If an Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.

     Changes In Your Annuity. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract owners and you will be given notice to the extent feasible under the circumstances.

Additional Information

You should refer to the Statement of Additional Information if:

o The contract is held by a corporation or other entity instead of by an individual or as agent for an individual.
o Your contract was issued in exchange for a contract containing Purchase Payments made before August 14, 1982.
o You transfer your contract to, or designate, a beneficiary who is either 37 1/2 years younger than you or a grandchild.
o You purchased more than one annuity contract from the same insurer within the same calendar year (other than contracts held by tax favored plans).

CONTRACTS HELD BY TAX-FAVORED PLANS

The following discussion covers annuity contracts held under tax-favored retirement plans.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                                                                              59
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Tax Considerations continued

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PRUCO LIFE ANNUITIES PROSPECTUS

     Currently, an Annuity may be purchased for use in connec- tion with individual retirement accounts and annuities (IRAs) which are subject to Sections 408(a), 408(b) and 408A of the Code. In addition, each Annuity may be purchased for use in connection with a corporate Pension and Profit-sharing plan (subject to 401(a) of the Code), H.R. 10 plans (also known as Keogh Plans, subject to 401(a) of the Code), Tax Sheltered Annuities (subject to 403(b) of the Code, also known as Tax Deferred Annuities or TDAs), and Section 457 plans (subject to 457 of the Code). This description assumes that you have satisfied the requirements for eligibility for these products.

     Each Annuity may also be purchased as a non-qualified annuity (i.e., a contract not held under a tax-favored retirement plan) by a trust or custodial IRA or 403(b) account, which can hold other permissible assets other than the annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations for IRAs or 403(b)s, as applicable, are the responsibility of the applicable trustee or custodian.

     You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).

Types of Tax-Favored Plans

IRAs. If you buy an Annuity for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "free-look" after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the Purchase Payments under the Annuity (or, if provided by applicable state law, the amount credited under the Annuity, if greater), less any applicable federal and state income tax withholding.

     Contributions Limits/Rollovers. Because of the way each Annuity is designed, you may purchase an Annuity for an IRA in connection with a "rollover" of amounts from a qualified retirement plan, as a transfer from another IRA or as a current contribution. In 2006 the contribution limit is $4,000; increasing to $5,000 in 2008. After 2008 the contribution amount will be indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above. These taxpayers will be permitted to contribute an additional $1,000 in 2006 and years thereafter.

     The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not retain possible favorable tax treatment if you subsequently "roll over" the contract funds originally derived from a qualified retirement plan or TDA into another Section 401(a) plan or TDA.

     Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

o You, as owner of the contract, must be the "annuitant" under the contract (except in certain cases involving the division of property under a decree of divorce);
o    Your rights as owner are non-forfeitable;
o    You cannot sell, assign or pledge the contract;
o The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);
o The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age 70 1/2; and
o Death and annuity payments must meet "minimum distribution requirements" described below.

     Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

o    A 10% "early distribution penalty" described below;
o Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or
o    Failure to take a minimum distribution also described below.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

60
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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

     SEPs. SEPs are a variation on a standard IRA, and con- tracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:

o If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of
     (a) $44,000 in 2006 or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer's SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2006, this limit is $220,000;
o SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and
o SEPs that contain a salary reduction or "SARSEP" provision prior to 1997 may permit salary deferrals up to $15,000 in 2006 with the employer making these contributions to the SEP. However, no new "salary reduction" or "SARSEPs" can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year will be permitted to contribute an additional $5,000 in 2006. Thereafter, the amount is indexed for inflation. These Annuities are not available for SARSEPs.

     You will also be provided the same information, and have the same "free-look" period, as you would have if you purchased the contract for a standard IRA.

     ROTH IRAs. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

o    Contributions to a Roth IRA cannot be deducted from your gross income;
o "Qualified distributions" from a Roth IRA are excludable from gross income. A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 1/2; (b) after the owner's death; (c) due to the owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings, and earnings will be taxed generally in the same manner as distributions from a traditional IRA.

o If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

     Because of the way each Annuity is designed, if you meet certain income limitations you may purchase an Annuity for a Roth IRA in connection with a "rollover" of amounts of another traditional IRA, conduit IRA, SEP, SIMPLE-IRA or Roth IRA, or with a current contribution. The Code permits persons who meet certain income limitations (generally, adjusted gross income under $100,000) who are not married filing a separate return and who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law.

     TDAs. You may own a TDA generally if you are either an employer or employee of a tax-exempt organization (as defined under Code Section 501 (c)(3)) or a public educational organization, and you may make contributions to a TDA so long as the employee's rights to the annuity are nonforfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $15,000 in 2006. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional $5,000 in 2006. Thereafter, the amount is indexed for inflation. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a 457 government plan. A contract may only qualify as a TDA if distributions (other than "grandfathered" amounts held as of December 31, 1988) may be made only on account of:

o    Your attainment of age 59 1/2;
o    Your severance of employment;
o    Your death;

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                                                                              61
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Tax Considerations continued

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PRUCO LIFE ANNUITIES PROSPECTUS

o    Your total and permanent disability; or
o Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).

     In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later.

     These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any "direct transfer" of your interest in the contract to another TDA or to a mutual fund "custodial account" described under Code Section 403(b)(7).

     Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to "qualified" retirement plans.

Minimum Distribution Requirements and Payment Option

If you hold the contract under an IRA (or other tax-favored plan), IRS minimum distribution requirements must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For a Tax Sheltered Annuity this required beginning date can generally be deferred to after retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any minimum distribution not made in a timely manner.

     Effective in 2006, in accordance with recent changes in laws and regulations, required minimum distributions will be calculated based on the sum of the contract value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the contract value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity owner, and a reduction of death benefits and the benefits of any optional riders.

     You can use the Minimum Distribution option to satisfy the IRS minimum distribution requirements for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you this minimum distribution amount, less any other partial withdrawals that you made during the year.

     Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs.

Penalty for Early Withdrawals

You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

o    the amount is paid on or after you reach age 59 1/2 or die;
o    the amount received is attributable to your becoming disabled; or
o generally the amount paid or received is in the form of substantially equal payments not less frequently than annually. (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.)

     Other exceptions to this tax may apply. You should consult your tax advisor for further details.

Withholding

Unless a distribution is an eligible rollover distribution that is "directly" rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, 457 government plan or TDA, we will withhold federal income tax at the rate of 20%. This 20% withholding does not apply to distributions from IRAs and Roth IRAs. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:
o For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions; and


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

o    For all other distributions, we will withhold at a 10% rate.

     We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements.

ERISA Disclosure/Requirements

ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevents a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract.

     Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this Prospectus.

     Information about sales representatives and commissions may be found in the sections of this Prospectus addressing distribution of the Annuities.

     Please consult your tax advisor if you have any additional questions.

Spousal Consent Rules for Retirement Plans -- Qualified Contracts

If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.

     Defined Benefit Plans and Money Purchase Pension Plans. If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a "qualified joint and survivor annuity" (QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an annuity for your spouse's lifetime and is called a "qualified pre-retirement survivor annuity" (QPSA). If the plan pays Death Benefits to other beneficiaries, you may elect to have a beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.

     Defined Contribution Plans (including 401(k) Plans and ERISA 403(b) Annuities). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.

     IRAs, non-ERISA 403(b) Annuities, and 457 Plans. Spousal consent to a distribution usually is not required. Upon your death, any Death Benefit will be paid to your designated beneficiary.

Additional Information

For additional information about federal tax law requirements applicable to tax favored plans, see the IRA Disclosure Statement.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                                                                              63
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General Information
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PRUCO LIFE ANNUITIES PROSPECTUS

HOW WILL I RECEIVE STATEMENTS AND REPORTS?

We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt Fnotice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.prudential.com or any other electronic means, including diskettes or CD ROMs. We send a confirmation statement to you each time a transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter. We may confirm regularly scheduled transactions, such as the Annual Maintenance Fee, Systematic Withdrawals (including 72(t) payments and required minimum distributions), electronic funds transfer, Dollar Cost Averaging, and static rebalancing, in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports. We reserve the right to charge up to $50 for each such additional report. We may also send an annual report and a semi-annual report containing applicable financial statements for the Separate Account and the Portfolios, as of December 31 and June 30, respectively, to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.

WHAT IS PRUCO LIFE?

Pruco Life Insurance Company (Pruco Life) is a stock life insurance company organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York.

     Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (Prudential Financial), a New Jersey insurance holding company. As Pruco Life's ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life may owe under the contract.

     Pruco Life publishes annual and quarterly reports that are filed with the SEC. These reports contain financial information about Pruco Life that is annually audited by independent accountants. Pruco Life's annual report for the year ended December 31, 2005, together with subsequent periodic reports that Pruco Life files with the SEC, are incorporated by reference into this prospectus. You can obtain copies, at no cost, of any and all of this information, including the Pruco Life annual report that is not ordinarily mailed to contract owners, the more current reports and any subsequently filed documents at no cost by contacting us at the address or telephone number listed on the cover. The SEC file number for Pruco Life separate account is 811-07325. You may read and copy any filings made by Pruco Life with the SEC at the SEC's Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling
(202) 942-8090. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

WHAT IS THE SEPARATE ACCOUNT?

We have established a separate account, the Pruco Life Flexible Premium Variable Annuity Account (separate account), to hold the assets that are associated with the variable annuity contracts. The separate account was established under Arizona law on June 16, 1995, and is registered with the SEC under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the separate account are held in the name of Pruco Life and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. More detailed information about Pruco Life, including its audited consolidated financial statements, is provided in the Statement of Additional Information.

WHAT IS THE LEGAL STRUCTURE OF THE UNDERLYING FUNDS?

Each underlying mutual fund is registered as an open-end management investment company under the Investment Company Act. Shares of the underlying mutual fund portfolios are sold to


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

separate accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.

Voting Rights

We are the legal owner of the shares of the underlying mutual funds in which the Sub-accounts invest. However, under SEC rules, you have voting rights in relation to Account Value maintained in the Sub-accounts. If an underlying mutual fund portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. We will furnish those Owners who have Account Value allocated to a Sub-account whose underlying mutual fund portfolio has requested a "proxy" vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders.

     American Skandia Trust (the "Trust") has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, American Skandia Investment Services, Incorporated ("ASISI") and Prudential Investments LLC, subject to approval by the Board of Trustees of the Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by ASISI, Prudential Investments LLC and the Trustees. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new Sub-accounts that invest in a series of underlying funds other than the Trust that is managed by an affiliate. Such series of funds may have a similar order from the SEC. You also should review the prospectuses for the other underlying funds in which various Sub-accounts invest as to whether they have obtained similar orders from the SEC.

Material Conflicts

It is possible that differences may occur between companies that offer shares of an underlying mutual fund portfolio to their respective separate accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of an underlying mutual fund portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered "material conflicts," in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies' variable insurance products. If a "material conflict" were to arise between owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. "Material conflicts" could arise due to differences in voting instructions between owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.

Service Fees Payable to Pruco Life

Pruco Life or our affiliates have entered into agreements with the investment adviser or distributor of certain underlying portfolios. Under the terms of these agreements, Pruco Life may provide administrative and support services to the portfolios for which it receives a fee of up to 0.55% annually (as of May 1, 2006) of the average assets allocated to the portfolios from the investment adviser, distributor and/or the fund. These agreements may be different for each underlying mutual fund whose portfolios are offered as Sub-accounts.

     In addition, the investment adviser, sub-advisor or distributor of the underlying Portfolios may also compensate us by providing reimbursement or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with each Annuity. These services may include, but are not limited to: co-sponsoring


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                                                                              65
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PRUCO LIFE ANNUITIES PROSPECTUS

various meetings and seminars attended by broker-dealer firms' registered representatives and creating marketing material discussing each Annuity and the available options.

WHO DISTRIBUTES ANNUITIES OFFERED BY PRUCO LIFE?

Prudential Investment Management Services LLC (PIMS), a wholly-owned subsidiary of Prudential Financial, Inc., is the distributor and principal underwriter of the Annuities offered through this prospectus. PIMS acts as the distributor of a number of annuity contracts and life insurance products we offer.

     PIMS's principal business address is 100 Mulberry Street, Newark, New Jersey 07102-4077. PIMS is registered as a broker/dealer under the Securities Exchange Act of 1934 (Exchange Act) and is a member of the National Association of Securities Dealers, Inc. (NASD).

     Each Annuity is offered on a continuous basis. PIMS enters into distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Annuity but are exempt from registration (firms). Applications for each Annuity are solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PIMS may offer the Annuity directly to potential purchasers.

     Commissions are paid to firms on sales of the Annuity according to one or more schedules. The individual representative will receive a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made, up to a maximum of 5.50% for the L Series and 6.0% for the X Series and 7.0% for the B Series. Alternative compensation schedules are available that provide a lower initial commission plus ongoing annual compensation based on all or a portion of Account Value. We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Annuity. Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you or to the separate account.

     In addition, in an effort to promote the sale of our products (which may include the placement of Pruco Life and/or the Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealers firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the Annuity's features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval and preferred programs to PIMS. A list of firms that PIMS paid pursuant to such arrangements is provided in the Statement of Additional Information which is available upon request.

     To the extent permitted by NASD rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

     You should note that firms and individual registered representatives and branch managers with some firms participating in one of these compensation arrangements might receive greater compensation for selling the contract than for selling a different Annuity that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PIMS and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Annuity.

     On July 1, 2003, Prudential Financial combined its retail securities brokerage and clearing operations with those of Wachovia Corporation ("Wachovia") and formed Wachovia Securities Financial Holdings, LLC ("Wachovia Securities"), a joint venture headquartered in Richmond, Virginia. Prudential Financial has a 38% ownership interest in the joint venture, while Wachovia owns the remaining 62%.

     Wachovia Securities is a national retail brokerage organization providing securities brokerage and financial advisory services to individuals and businesses. Wachovia and Wachovia Securities are key distribution partners for certain products of Prudential Financial affiliates, including mutual funds and


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

individual annuities that are distributed through their financial advisors, bank channel and independent channel. In addition, Prudential Financial is a service provider to the managed account platform and certain wrap-fee programs offered by Wachovia Securities.

FINANCIAL STATEMENTS

The financial statements of the separate account and Pruco Life are included in the Statement of Additional Information.

HOW TO CONTACT US

You can contact us by:

o calling our Customer Service Team at 1-888-PRU-2888 during our normal business hours, 8:30 a.m. EST to 8:00 p.m. EST, Monday through Friday,
o writing to us via regular mail at Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, PA 19176. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.
o accessing information about your Annuity through our Internet Website at www.prudential.com.

     You can obtain account information by calling our automated response system and at www.prudential.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number
(PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.prudential.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

     Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

     Pruco Life does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Regular and/or express mail will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Pruco Life reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS

Pruco Life is subject to legal and regulatory actions in the ordinary course of its businesses, which may include class action lawsuits. Pending legal and regulatory actions include proceedings relating to aspects of the businesses and operations that are specific to Pruco Life and that are typical of the businesses in which Pruco Life operates. Class action and individual lawsuits may involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges, policy servicing and breach of fiduciary duties to customers. We may also be subject to litigation arising out of our general business activities, such as our investments and third party contracts. In certain of these matters, the plaintiffs may seek large and/or indeterminate amounts, including punitive or exemplary damages.

     Pruco Life has received formal requests for information relating to its variable annuity business and unregistered separate


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                                                                              67
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PRUCO LIFE ANNUITIES PROSPECTUS

accounts from regulators, including, among others, the Securities and Exchange Commission and the State of New York Attorney General's Office. Pruco Life is cooperating with all such inquiries.

     Pruco Life's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of Pruco Life in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on Pruco Life's financial position.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The following are the contents of the Statement of Additional Information:

o    Company
o    Experts
o    Principal Underwriter
o    Payments Made to Promote Sale of Our Products
o    Allocation of Initial Purchase Payment
o    Determination of Accumulation Unit Values
o    Federal Tax Status
o    State Specific Variations
o    Financial Statements

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                                                                              69
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                                                                      APPENDIX A

Appendix A -- Selecting the Variable Annuity That's Right for You
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                                                 PRUCO LIFE ANNUITIES PROSPECTUS

Pruco Life Insurance Company offers several deferred variable annuity products. Each annuity has different features and benefits that may be appropriate for you based on your individual financial situation and how you intend to use the annuity. Not all of these annuities may be available to you, depending on your state of residence and/or the broker-dealer through which your annuity was sold. You can verify which of these annuities is available to you by speaking to your Investment Professional or calling 1-888-PRU-2888.

The different features and benefits may include variations on your ability to access funds in your annuity without the imposition of a withdrawal charge as well as different ongoing fees and charges you pay to stay in the contract. Additionally, differences may exist on various optional benefits such as guaranteed living benefits or Death Benefit protection.

Among the factors you should consider when choosing which annuity product may be most appropriate for your individual needs are the following:

     o    Your age;
     o The amount of your investment and any planned future deposits into the annuity;
     o How long you intend to hold the annuity (also referred to as investment time horizon);
     o    Your desire to make withdrawals from the annuity;
     o    Your investment return objectives;
     o    The effect of optional benefits that may be elected, and
     o Your desire to minimize costs and/or maximize return associated with the annuity.

The following chart outlines some of the different features for each actively-sold Pruco Life Annuity. The availability of optional features, such as those noted in the chart, may increase the cost of the contract. Therefore you should carefully consider which features you plan to use when selecting your annuity. You should also consider the investment objectives, risks, charges and expenses of an investment carefully before investing.

In addition, the hypothetical illustrations below reflect the Account Value and surrender value of each variable annuity over a variety of holding periods. These charts are meant to reflect how your annuities can grow or decrease depending on market conditions and the comparable value of each of the annuities (which reflects the charges associated with the annuities) under the assumptions noted.

Your registered Financial Professional can provide you with the prospectus for the Annuities, and can guide you to Selecting the Variable Annuity That's Right for You.

Pruco Life Annuity Product Comparison

Below is a summary of Pruco Life's actively-sold annuity products. Premier X refers to Prudential Premier Variable Annuity X Series, Premier L refers to Prudential Premier Variable Annuity L Series and Premier B refers to Prudential Premier Variable Annuity B Series. You should consider the investment objectives, risks, charges and expenses of an investment in any Annuity carefully before investing. The Annuity prospectus as well as the underlying portfolio prospectuses contain this and other information about the variable annuities and underlying investment options. Your registered Financial Professional can provide you with the prospectus for the Annuities, and the underlying portfolios and can help you decide upon the Annuity that would be most advantageous for you given your individual needs. Please read the prospectuses carefully before investing.


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

APPENDIX A

Appendix A -- Selecting the Variable Annuity That's Right for You  continued
--------------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

-------------------------------------------------------------------------------------------------------------
                          Premier X Series                    Premier L Series           Premier B Series
-------------------------------------------------------------------------------------------------------------
Minimum Investment        $10,000                             $10,000                    $1,000
-------------------------------------------------------------------------------------------------------------
Maximum Issue Age         75                                  85                         85
-------------------------------------------------------------------------------------------------------------
Contingent Deferred       9 Years (based                      4 Years (based             7 Years (based
Sales Charge Schedule     on date of each                     on date of each            on date of each
                          purchase payment)                   purchase payment)          purchase payment)
                          (9%, 8.5%, 8%, 7%,                  (7%, 7%, 6%, 5%)           (7%, 6%, 5%, 4%,
                          6%, 5%, 4%, 3%, 2%)                                            3%, 2%, 1%)
-------------------------------------------------------------------------------------------------------------
Insurance and             1.55%                               1.50%                      1.15%
Administration Charge
-------------------------------------------------------------------------------------------------------------
Contract Charges          Lesser of $35 or 2%                 Lesser of $35 or 2%        Lesser of $35 or 2%
                          of Account Value*                   of Account Value*          of Account Value*
-------------------------------------------------------------------------------------------------------------
Purchase Credit           For Purchase Payments               No                         No
                          made up to and
                          including age 80, 5%,
                          regardless of the
                          purchase payment
                          amount. For Purchase
                          Payments between
                          81-85, 3%, regardless
                          of the payment amount.
                          Recaptured on (i)
                          free-look, or (ii)
                          death or
                          medically-related
                          surrender occurring
                          within 12 months after
                          date credit is
                          applied.
-------------------------------------------------------------------------------------------------------------
Longevity Credit          0.40% of the sum of                 No                         No
                          all Purchase Payments
                          that have been in the
                          Annuity for more than
                          9 years less the
                          cumulative amount of
                          withdrawals made
                          (including CDSC)
                          through the end of the
                          period.
-------------------------------------------------------------------------------------------------------------
Fixed Rate Account        Currently offering                  Currently offering         Currently offering
                          duration of 1 year                  duration of 1 year         duration of 1 year
                          only.                               only.                      only.
-------------------------------------------------------------------------------------------------------------
Variable Investment       American Skandia                    AST                        AST
Options                   Trust (AST)
-------------------------------------------------------------------------------------------------------------

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                                                                      APPENDIX A

--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

-------------------------------------------------------------------------------------------------------------
                          Premier X Series                    Premier L Series           Premier B Series
-------------------------------------------------------------------------------------------------------------
Standard Death            The greater of:                     The greater of:            The greater of:
Benefit                   Purchase Payments                   Purchase Payments          Purchase Payments
                          minus proportional                  minus proportional         minus proportional
                          withdrawals; and                    withdrawals; and           withdrawals; and
                          unadjusted Account                  unadjusted Account         unadjusted Account
                          Value, less an                      Value                      Value
                          amount equal to all
                          credits applied within
                          12 months prior to
                          the date of death
-------------------------------------------------------------------------------------------------------------
Optional Death            Highest Daily Value                 HDV/Combo 5%               HDV/Combo 5%
Benefits (for an          (HDV)/Combo 5%                      Roll-up/HAV                Roll-up/HAV
additional cost)(1)       Roll-up/ Highest
                          Anniversary Value
                          (HAV)
-------------------------------------------------------------------------------------------------------------
Living Benefits (for an   Guaranteed                          GMIB/LT5/SLT5              GMIB/LT5/SLT5
additional cost)(2)       Minimum Income
                          Benefit (GMIB)/
                          Lifetime Five (LT5)/
                          Spousal Lifetime Five
                          (SLT5)
-------------------------------------------------------------------------------------------------------------

Hypothetical Illustration

The following examples outline the value of each Annuity as well as the amount that would be available to an investor as a result of full surrender at the end of each of the annuity years specified. The values shown below are based on the following assumptions:

     o An initial investment of $100,000 is made into each Annuity earning a gross rate of return of 0% and 6% respectively.
     o    No subsequent deposits or withdrawals are made from the Annuity.
     o The hypothetical gross rates of return are reduced by the arithmetic average of the fees and expenses of the underlying portfolios and the charges that are deducted from the Annuity at the Separate Account level as follows(3):
          - % based on the fees and expenses of the underlying portfolios as of December 31, 2005. The arithmetic average of all fund expenses is computed by adding portfolio management fees, 12b-1 fees and other expenses of all of the underlying portfolios and then dividing by the number of portfolios. For purposes of the illustrations, we do not reflect any expense reimbursements or expense waivers that might apply and are described in the prospectus fee table.
          - The Separate Account level charges refer to the Insurance and Administration Charge.
     o The Annuity Value and Surrender Value are further reduced by the annual maintenance fee. For Premier X Share, the Annuity Value and Surrender Value also reflect the addition of any applicable Purchase Credits.

The Annuity Value displays the current Account Value assuming no surrender, while the Surrender Value assumes a 100% surrender on the day after the Annuity anniversary, therefore, reflecting the decrease in surrender charge where applicable. The surrender charge is calculated based on the date that the Purchase Payment was made and for purposes of these illustrations, we assume that a single purchase payment of $100,000 was made on the Issue Date. The values that you actually experience under an Annuity will be different from what is depicted here if any of the assumptions we make here differ from your circumstances, however the relative values for each Annuity reflected below will remain the same. (We will provide you with a personalized illustration upon request). Shaded cells represent the Annuity with the highest customer Surrender Value for the Annuity Year. Multiple shaded cells represent a tie between two or more annuities. The L Series annuity, in light of its contingent deferred sales charges and insurance charge, and the fact that (unlike the X Series) it does not offer a Purchase Credit, has the highest surrender value of the three Annuities only in year five. Thus, with regard to surrender value alone, either the B Series or the X


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

APPENDIX A

Appendix A -- Selecting the Variable Annuity That's Right for You  continued
--------------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

Series will provide higher surrender values in years other than year 5. On the other hand, the L Series offers more flexibility with regard to the optional death benefits than the B Series and X Series. For the B Series and the X Series, the combination 5% Roll-up and HAV Death Benefit and the HDV Death Benefit may not be terminated once elected. In contrast, as detailed in the prospectus, the L Series permits the first-time election of certain optional death benefits, and the termination of certain optional death benefits, on the fifth Annuity anniversary and each Annuity anniversary thereafter (but not later than the tenth Annuity anniversary). Please note, however, that the optional death benefits are not available with the Spousal Lifetime Five benefit on any annuity, so unless you elect to terminate the Spousal Lifetime Five benefit on the L Series at the time you choose to elect an optional death benefit, the optional death benefits will not be permitted. Please also note that the optional death benefits may not be available in certain states.

0% Gross Rate of Return

---------------------------------------------------------------------------------
           Premier X Share           Premier L Share          Premier B Share
---------------------------------------------------------------------------------
        Annuity     Surrender     Annuity     Surrender     Annuity     Surrender
 Yr      Value        Value        Value        Value        Value        Value
---------------------------------------------------------------------------------
1
---------------------------------------------------------------------------------
2
---------------------------------------------------------------------------------
3
---------------------------------------------------------------------------------
4
---------------------------------------------------------------------------------
5
---------------------------------------------------------------------------------
6
---------------------------------------------------------------------------------
7
---------------------------------------------------------------------------------
8
---------------------------------------------------------------------------------
9
---------------------------------------------------------------------------------
10
---------------------------------------------------------------------------------
11
---------------------------------------------------------------------------------
12
---------------------------------------------------------------------------------
13
---------------------------------------------------------------------------------
14
---------------------------------------------------------------------------------
15
---------------------------------------------------------------------------------
16
---------------------------------------------------------------------------------
17
---------------------------------------------------------------------------------
18
---------------------------------------------------------------------------------
19
---------------------------------------------------------------------------------
20
---------------------------------------------------------------------------------
21
---------------------------------------------------------------------------------
22
---------------------------------------------------------------------------------
23
---------------------------------------------------------------------------------
24
---------------------------------------------------------------------------------
25
---------------------------------------------------------------------------------

Assumptions:
1. $100,000 initial investment
2. Fund Expenses =     %
3. No optional death benefits or living benefits elected

* - Contract charges are waived for Account Values of $100,000 or more.
1)   For more information on these benefits, refer to the "Death Benefit"
     section in the Prospectus.
2) For more information on these benefits, refer to the "Living Benefit Programs" section in the Prospectus.
3) These reductions result in hypothetical net rates of return corresponding to the 0% and 6% gross rates of return, respectively as follows:

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                                                                      APPENDIX A

--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

6% Gross Rate of Return

---------------------------------------------------------------------------------
           Premier X Share           Premier L Share          Premier B Share
---------------------------------------------------------------------------------
        Annuity     Surrender     Annuity     Surrender     Annuity     Surrender
 Yr      Value        Value        Value        Value        Value        Value
---------------------------------------------------------------------------------
1
---------------------------------------------------------------------------------
2
---------------------------------------------------------------------------------
3
---------------------------------------------------------------------------------
4
---------------------------------------------------------------------------------
5
---------------------------------------------------------------------------------
6
---------------------------------------------------------------------------------
7
---------------------------------------------------------------------------------
8
---------------------------------------------------------------------------------
9
---------------------------------------------------------------------------------
10
---------------------------------------------------------------------------------
11
---------------------------------------------------------------------------------
12
---------------------------------------------------------------------------------
13
---------------------------------------------------------------------------------
14
---------------------------------------------------------------------------------
15
---------------------------------------------------------------------------------
16
---------------------------------------------------------------------------------
17
---------------------------------------------------------------------------------
18
---------------------------------------------------------------------------------
19
---------------------------------------------------------------------------------
20
---------------------------------------------------------------------------------
21
---------------------------------------------------------------------------------
22
---------------------------------------------------------------------------------
23
---------------------------------------------------------------------------------
24
---------------------------------------------------------------------------------
25
---------------------------------------------------------------------------------

Assumptions:
1. $100,000 initial investment
2. Fund Expenses =     %
3. No optional death benefits or living benefits elected

* - Contract charges are waived for Account Values of $100,000 or more.
1)   For more information on these benefits, refer to the "Death Benefit"
     section in the Prospectus.
2) For more information on these benefits, refer to the "Living Benefit Programs" section in the Prospectus.
3) These reductions result in hypothetical net rates of return corresponding to the 0% and 6% gross rates of return, respectively as follows:

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                       This page intentionally left blank

                                                                      APPENDIX B

Appendix B -- Calculation of Optional Death Benefits
--------------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

Examples of Combination 5% Roll-Up and Highest Anniversary Value Death Benefit Calculation

The following are examples of how the Combination 5% Roll-Up and Highest Anniversary Value Death Benefit are calculated. Each example assumes an initial Purchase Payment of $50,000. Each example assumes that there is one Owner who is age 70 on the Issue Date and that all Account Value is maintained in the variable investment options.

Example with market increase and death before Death Benefit Target Date

Assume that the Owner's Account Value has generally been increasing due to positive market performance and that no withdrawals have been made. On the 7th anniversary of the Issue Date we receive due proof of death, at which time the Account Value is $75,000; however, the Anniversary Value on the 5th anniversary of the Issue Date was $90,000. Assume as well that the Owner has died before the Death Benefit Target Date. The Roll-Up Value is equal to initial Purchase Payment accumulated at 5% for 6 years, or $67,005. The Death Benefit is equal to the greatest of the Roll-Up Value, Highest Anniversary Value or the basic Death Benefit. The Death Benefit would be the Highest Anniversary Value ($90,000) because it is greater than both the Roll-Up Value ($67,005) and the amount that would have been payable under the basic Death Benefit ($75,000).

Example with withdrawals

Assume that the Owner made a withdrawal of $5,000 on the 6th anniversary of the Issue Date when the Account Value was $45,000. The Roll-Up Value on the 6th anniversary of the Issue Date is equal to initial Purchase Payment accumulated at 5% for 6 years, or $67,005. The 5% Dollar-for-Dollar Withdrawal Limit for the 7th annuity year is equal to 5% of the Roll-Up Value as of the 6th anniversary of the Issue Date, or $3,350. Therefore, the remaining $1,650 of the withdrawal results in a proportional reduction to the Roll-Up Value. On the 7th anniversary of the Issue Date we receive due proof of death, at which time the Account Value is $43,000; however, the Anniversary Value on the 2nd anniversary of the Issue Date was $70,000. Assume as well that the Owner has died before the Death Benefit Target Date. The Death Benefit is equal to the greatest of the Roll-Up Value, Highest Anniversary Value or the basic Death Benefit.

   Roll-Up Value                =    {(67,005 - $3,350) - [($67,005 - $3,350) x $1,650/($45,000 -$3,350)]} x 1.05
                                =    ($63,655 - $2,522) x 1.05
                                =    $ 64,190
   Highest Anniversary Value    =    $70,000 - [$70,000 x $5,000 / $45,000]
                                =    $70,000 - $7,778
                                =    $ 62,222
   Basic Death Benefit          =    max [$43,000, $50,000 - ($50,000 x $5,000/$45,000)]
                                =    max [$43,000, $44,444]
                                =    $ 44,444

The Death Benefit therefore is $64,190.

Example with death after Death Benefit Target Date

Assume that the Owner has not made any withdrawals prior to the Death Benefit Target Date. Further assume that the Owner dies after the Death Benefit Target Date, when the Account Value is $75,000. The Roll-Up Value on the Death Benefit Target Date (the Annuity Anniversary on or following the Owner's 80th birthday) is equal to initial Purchase Payment accumulated at 5% for 10 years, or $81,445. The Highest Anniversary Value on the Death Benefit Target Date was $85,000; however, following the Death Benefit


This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

APPENDIX B

Appendix B -- Calculation of Optional Death Benefits  continued
--------------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

Target Date, the Owner made a Purchase Payment of $15,000 and later had taken a withdrawal of $5,000 when the Account Value was $70,000. The Death Benefit is equal to the greatest of the Roll-Up Value, Highest Anniversary Value or the basic Death Benefit as of the Death Benefit Target Date; each increased by subsequent Purchase Payments and reduced proportionally for subsequent withdrawals.

   Roll-Up Value                =    $81,445 + $15,000 - [($81,445 + 15,000) x $5,000/$70,000]
                                =    $81,445 + $15,000 - $6,889
                                =    $89,556
   Highest Anniversary Value    =    $85,000 + $15,000 - [($85,000 + 15,000) x $5,000/$70,000]
                                =    $85,000 + $15,000 - $7,143
                                =    $92,857
   Basic Death Benefit          =    max [$75,000, $50,000 + $15,000 - {(50,000 + $15,000) x
                                     $5,000/$70,000}]
                                =    max [$75,000, $60,357]
                                =    $75,000

The Death Benefit therefore is $92,857.

Examples of Highest Daily Value Death Benefit Calculation

The following are examples of how the HDV Death Benefit is calculated. Each example assumes an initial Purchase Payment of $50,000. Each example assumes that there is one Owner who is age 70 on the Issue Date.

Example with market increase and death before Death Benefit Target Date

Assume that the Owner's Account Value has generally been increasing due to positive market performance and that no withdrawals have been made. On the date we receive due proof of death, the Account Value is $75,000; however, the Highest Daily Value was $90,000. Assume as well that the Owner has died before the Death Benefit Target Date. The Death Benefit is equal to the greater of the Highest Daily Value or the basic Death Benefit. The Death Benefit would be the HDV ($90,000) because it is greater than the amount that would have been payable under the basic Death Benefit ($75,000).

Example with withdrawals

Assume that the Account Value has been increasing due to positive market performance and the Owner made a withdrawal of $15,000 in Annuity Year 7 when the Account Value was $75,000. On the date we receive due proof of death, the Account Value is $80,000; however, the Highest Daily Value ($90,000) was attained during the fifth Annuity Year. Assume as well that the Owner has died before the Death Benefit Target Date. The Death Benefit is equal to the greater of the Highest Daily Value (proportionally reduced by the subsequent withdrawal) or the basic Death Benefit.

   Highest Daily Value          =    $90,000 - [$90,000 x $15,000/$75,000]
                                =    $90,000 - $18,000
                                =    $72,000
   Basic Death Benefit          =    max [$80,000, $50,000 - ($50,000 x $15,000/$75,000)]
                                =    max [$80,000, $40,000]
                                =    $80,000

The Death Benefit therefore is $80,000.

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                                                                      APPENDIX B

--------------------------------------------------------------------------------

                                                 PRUCO LIFE ANNUITIES PROSPECTUS

Example with death after Death Benefit Target Date

Assume that the Owner's Account Value has generally been increasing due to positive market performance and that no withdrawals had been made prior to the Death Benefit Target Date. Further assume that the Owner dies after the Death Benefit Target Date, when the Account Value is $75,000. The Highest Daily Value on the Death Benefit Target Date was $80,000; however, following the Death Benefit Target Date, the Owner made a Purchase Payment of $15,000 and later had taken a withdrawal of $5,000 when the Account Value was $70,000. The Death Benefit is equal to the greater of the Highest Daily Value on the Death Benefit Target Date plus Purchase Payments minus proportional withdrawals after the Death Benefit Target Date or the basic Death Benefit.

   Highest Daily Value          =    $80,000 + $15,000 - [($80,000 + $15,000) x $5,000/$70,000]
                                =    $80,000 + $15,000 - $6,786
                                =    $88,214
   Basic Death Benefit          =    max [$75,000, ($50,000 + $15,000) - {($50,000 + $15,000) x $5,000/$70,000}]
                                =    max [$75,000, $60,357]
                                =    $75,000

The Death Benefit therefore is $88,214.

This prospectus is currently being reviewed by the SEC staff, and is being provided solely for reference purposes to certain selling broker-dealers. No offers or sales of any of the features discussed in this draft supplement will be permitted. For internal use only.

                      STATEMENT OF ADDITIONAL INFORMATION
                                   MAY 1, 2006

              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                           VARIABLE ANNUITY CONTRACTS

     The Prudential Premier Variable Annuity B Series(SM) ("B Series"), Prudential Premier Variable Annuity L Series(SM) ("L Series") and Prudential Premier Variable Annuity X Series(SM) ("X Series") annuity contracts (the "Annuities" or the "Annuity") are individual variable annuity contracts issued by Pruco Life Insurance Company ("Pruco Life"), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life Flexible Premium Variable Annuity Account (the "Account"). Each Annuity is purchased by making an initial purchase payment of $10,000 or more (except for the B Series, which has a $1,000 minimum initial purchase payment). With some restrictions, you can make additional purchase payments by means other than electronic fund transfer of no less than $100 at any time during the accumulation phase. However, we impose a minimum of $50 with respect to additional purchase payments made through electronic fund transfers.

     This Statement of Additional Information is not a prospectus and should be read in conjunction with the B Series, L Series, and X Series prospectus dated May 1, 2006. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19176, or contact us by telephone at (888) PRU-2888.

                               TABLE OF CONTENTS

Company........................................................................2
Experts........................................................................2
Principal Underwriter..........................................................2
Payments Made to Promote Sale of Our Products..................................2
Allocation of Initial Purchase Payment.........................................3
Determination of Accumulation Unit Values......................................4
Federal Tax Status.............................................................5
State Specific Variations......................................................5
Financial Statements...........................................................6
Separate Account Financial Information........................................A1
Company Financial Information.................................................B1

  Pruco Life Insurance Company            Prudential Annuity Service Center
    213 Washington Street                         P.O. Box 7960
    Newark, NJ 07102-2992                 Philadelphia, Pennsylvania 19176
                                              Telephone: (888) PRU-2888

Prudential Premier Variable Annuity B Series(SM), Prudential Premier Variable Annuity L Series(SM), and Prudential Premier Variable Annuity X Series(SM) are service marks of The Prudential Insurance Company of America.

ORD01142B Ed. 05/01/2006

                                     COMPANY

     Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York.

     Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a stock life insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company.

                                     EXPERTS

     The consolidated financial statements of Pruco Life and subsidiaries as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 and the financial statements of the Pruco Life Flexible Premium Variable Annuity Account as of December 31, 2005 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 300 Madison Avenue, New York, New York 10017.

                              PRINCIPAL UNDERWRITER

     Prudential Investment Management Services LLC ("PIMS"), an indirect wholly-owned subsidiary of Prudential Financial, Inc., offers each Annuity on a continuous basis through corporate office and regional home office employees in those states in which annuities may be lawfully sold. It may also offer the Annuities through licensed insurance brokers and agents, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

     As discussed in the prospectus, Pruco Life pays commissions to broker/dealers that sell the Annuities according to one or more schedules, and also may pay non-cash compensation. In addition, Pruco Life may pay trail commissions to registered representatives who maintain an ongoing relationship with an annuity owner. Typically, a trail commission is compensation that is paid periodically to a representative, the amount of which is linked to the value of the Annuities and the amount of time that the Annuities have been in effect.

                  PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS

     In an effort to promote the sale of our products (which may include the placement of Pruco Life and/or each Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on each Annuity's features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm's registered representatives and make them more knowledgeable about the annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. To the extent permitted by NASD rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

     The list below identifies three general types of payments that PIMS pays which are broadly defined as follows:

     o  Percentage Payments based upon "Assets under Management" or "AUM":
        This type of payment is a percentage payment that is based upon the total amount held in all Pruco Life products that were sold through the firm (or its affiliated broker/dealers).

     o Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under Pruco Life annuity products sold through the firm (or its affiliated broker/dealers).

     o Fixed payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker/dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support.

     The list below includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of May 1, 2006) received payment of more than $10,000 under one or more of these types of arrangements during the last calendar year or that have received or are expected to receive such payment during the current calendar year. The firms listed below include payments in connection with products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Annuity.

Name of Firm:
AIG (part of the AIG selling network)*
Citigroup Global Markets, Inc.
Financial Network Investment Corp. (part of the ING selling network)*
FSC Securities Corporation (part of the AIG selling network)*
ING Financial Partners (part of the ING selling network)*
Merrill Lynch
Multi-Financial Securities Corporation (part of the ING selling network)* Primevest Financial Services, Inc. (part of the ING selling network)* Pruco Securities, LLC**
Royal Alliance Associates, Inc. (part of the AIG selling network)* SunAmerica Securities, Inc. (part of the AIG selling network)*
UBS Financial Services
Wachovia Securities, LLC*

-------------------
* Also includes payments in connection with products issued by American Skandia Life Assurance Corporation, a Prudential Financial affiliate.

** Also includes payments in connection with products issued by The Prudential
   Insurance Company of America.

                     ALLOCATION OF INITIAL PURCHASE PAYMENT

     As discussed in the prospectus, we generally will credit the initial purchase payment to your Annuity within two business days from the day on which we receive your payment at the Prudential Annuity Service Center. However, we may employ a different procedure than this if your Annuity purchase is in the form of several amounts originating from different sources. Specifically, if the first of such sums that we receive amounts to less than the minimum initial purchase payment, but you have indicated that other sums are forthcoming that, when aggregated, will equal or exceed the minimum, then with your consent we will hold such amount in our general account, without interest, for up to 90 days pending receipt of such additional sums and other required documentation. When we receive the minimum initial purchase payment and any other "good order" information that we need, we will thereafter allocate your purchase payment in the manner that you have specified.

                    DETERMINATION OF ACCUMULATION UNIT VALUES

     The value for each accumulation unit is computed as of the end of each business day. On any given business day the value of a Unit in each subaccount will be determined by multiplying the value of a Unit of that subaccount for the preceding business day by the net investment factor for that subaccount for the current business day. The net investment factor for any business day is determined by dividing the value of the assets of the subaccount for that day by the value of the assets of the subaccount for the preceding business day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the annual charge for all insurance and administrative expenses. The value of the assets of a subaccount is determined by multiplying the number of shares of American Skandia Trust (the "Trust") or other fund held by that subaccount by the net asset value of each share and adding the value of dividends declared by the Trust or other fund but not yet paid.

     As we have indicated in the prospectus, each Annuity allows you to select or decline any of several benefit options that carries with it a specific asset-based charge. We maintain a unique unit value corresponding to each such annuity feature.

                               FEDERAL TAX STATUS

Other Tax Rules.

     1.   Diversification.

     The Internal Revenue Code provides that the underlying investments for the variable investment options must satisfy certain diversification requirements. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, whichever is applicable. We believe the portfolios underlying the variable investment options for the Annuities meet these diversification requirements.

     2.   Investor Control.

     Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular investment options without causing you, instead of us, to be considered the owner of the underlying assets. Because of this uncertainty, or in response to other changes in tax laws or regulations, we reserve the right to make such changes as we deem necessary to assure that each Annuity qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected owners and will be made with such notice to affected owners as is feasible under the circumstances.

     3.   Entity Owners.

     Where an annuity is held by a non-natural person (e.g., a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the annuity will not be taxed as an annuity and increases in the value of the annuity over its cost basis will be subject to tax annually.

     4.   Purchase Payments Made Before August 14, 1982.

     If your Annuity was issued in exchange for an annuity containing purchase payments made before August 14, 1982, favorable tax rules may apply to certain withdrawals from the Annuity. Generally, withdrawals are treated as a recovery of your investment in the Annuity first until purchase payments made before August 14, 1982 are withdrawn. Moreover, any income allocable to purchase payments made before August 14, 1982, is not subject to the 10% tax penalty.

     5.   Generation-Skipping Transfers.

     If you transfer your Annuity to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37-1/2 years younger than you, there may be generation-skipping transfer tax consequences.

                            STATE SPECIFIC VARIATIONS

     Some of the states in which the Annuities are currently sold (or are expected to be sold) require us to modify the contracts to adhere to certain restrictions or limitations imposed by those states. Please consult your Annuity contract for additional details.

                              FINANCIAL STATEMENTS

[Financial statements for depositor and separate account to be added by pre-effective amendment.]

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)    FINANCIAL STATEMENTS

(1) Financial Statements of the Subaccounts of Pruco Life Flexible Premium Variable Annuity Account (Registrant) consisting of the Statement of Net Assets as of December 31, 2005; the Statement of Operations for the period ended December 31, 2005; the Statements of Changes in Net Assets for the periods ended December 31, 2005 and December 31, 2004; and the Notes relating thereto appear in the statement of additional information. (Part B of the Registration Statement). (Note 13)

(2) Consolidated Statements of Pruco Life Insurance Company (Depositor) and its subsidiaries consisting of the Consolidated Statements of Financial Position as of December 31, 2005 and 2004; and the related Consolidated Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the years ended December 31, 2005, 2004, and 2003; and the Notes to the Consolidated Financial Statements appear in the Statement of Additional Information (Part B of the Registration Statement). (Note 13)

(b)    EXHIBITS

(1) Resolution of the Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Flexible Premium Variable Annuity Account. (Note 2)

(2)    Agreements for custody of securities and similar investments--Not
       Applicable.

(3)    (a) Form of Distribution Agreement between Prudential Investment
           Management Services, Inc. "PIMS" (Underwriter) and Pruco Life Insurance Company (Depositor). (Note 3)
       (b) Form of Selected Broker Agreement used by PIMS. (Note 3)

(4) (a) The Prudential Premier Variable Annuity B Series, L Series and X Series certificate issued under group annuity contract (including schedule pages for each Series). (Note 1)
       (b) The Prudential Premier Variable Annuity B Series, L Series and X Series individual annuity contract (including schedule pages for each Series). (Note 1)
       (c) Guaranteed Minimum Income Benefit Rider. (Note 1)
       (d) Guaranteed Minimum Income Benefit Schedule Supplement. (Note 1)
       (e) Periodic Value Death Benefit Rider. (Note 1)
       (f) Periodic Value Death Benefit Schedule Supplement. (Note 1)
       (g) Combination Roll-up Value and Periodic Value Death Benefit Rider. (Note 1)
       (h) Combination Roll-up Value Death Benefit Schedule Supplement. (Note 1)
       (i) Guaranteed Minimum Payments Benefit Rider. (Note 1)
       (j) Guaranteed Minimum Payments Benefit Schedule Supplement. (Note 1)
       (k) Enhanced Dollar Cost Averaging Rider. (Note 1)
       (l) Enhanced Dollar Cost Averaging Schedule Supplement. (Note 1)
       (m) Longevity Credit Rider. (Note 1)
       (n) Individual Retirement Annuity Endorsement. (Note 1)
       (o) Roth Individual Retirement Annuity Endorsement. (Note 1)
       (p) 403(b) Annuity Endorsement. (Note 1)
       (q) Medically Related Surrender Provision Endorsement. (Note 1)
       (r) Endorsement Rider: Joint and Survivor Guaranteed Minimum Payments Benefit (Spousal Lifetime Five) (Note 12)
       (s) Endorsement Supplement: Joint and Survivor Guaranteed Minimum Payments Benefit Schedule (Spousal Lifetime Five) (Note 12)

(5)    (a) Application form for the Contract. (Note 13)

(6)    (a) Articles of Incorporation of Pruco Life Insurance Company, as amended through October 19, 1993. (Note 4)
       (b) By-laws of Pruco Life Insurance Company, as amended through May 6, 1997. (Note 5)

(7) Contract of reinsurance in connection with variable annuity contracts. (Note 1)

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:
             (a) Form of Fund Participation Agreement. (Note 6)

(9)    Opinion of Counsel. (Note 13)

(10)   (a) Written Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm. (Note 13)

(11) All financial statements omitted from Item 23, Financial Statements - Not Applicable.

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

(13)   Powers of Attorney.

       (a)  Helen M. Galt (Note 1)
       (b)  James J. Avery, Jr. (Note 1)
       (c)  David R. Odenath, Jr., Ronald P. Joelson (Note 1)
       (d)  C. Edward Chaplin, John Chieffo, Bernard J. Jacob (Note 1)

-------------------------
(Note 1)      Filed herewith.

(Note 2) Incorporated by reference to Form N-4, Registration No. 033-61125, filed July 19, 1995 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-4, Registration No.333-06701, filed April 15, 1999 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 4) Incorporated by reference to the initial registration on Form S-6, Registration No. 333-07451, filed July 2, 1996, on behalf of the Pruco Life Variable Appreciable Account.

(Note 5) Incorporated by reference to Form 10-Q as filed August 15, 1997, on behalf of Pruco Life Insurance Company.

(Note 6) Incorporated by reference to Form N-4, Registration No. 333-06701, filed June 24, 1996 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 7) Incorporated by reference to the initial registration on Form N-4, Registration No. 333-37728, filed May 24, 2000 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 8) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6, Registration No. 333-07451, filed June 25, 1997 on behalf of the Pruco Life Variable Appreciable Account.

(Note 9) Incorporated by reference to Form S-6, Registration No. 333-49332, filed November 3, 2000 on behalf of the Pruco Life Variable Universal Account.

(Note 10)     Incorporated by reference to Post-Effective Amendment No. 39, Form
              N-4 to Registration No. 333-37728, filed November 14, 2003 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

(Note 11)     Incorporated by reference to Post-Effective Amendment No. 14, Form
              N-4, Registration No.: 333-37728, filed November 15, 2004 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

(Note 12)     Incorporated by reference to Post-Effective Amendment No. 9, Form
              N-4, Registration No.: 333-75702, filed December 9, 2005 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

(Note 13)     To be filed by pre-effective amendment.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and major officers of Pruco Life are listed below:

Name and Principal Business Address                  Position and Offices with Depositor
-----------------------------------                  -----------------------------------
James J. Avery, Jr.                                  Vice Chairman and Director
213 Washington Street
Newark, NJ 07102-2992

C. Edward Chaplin                                    Senior Vice President and Treasurer
751 Broad Street
Newark, NJ 07102-3777

John Chieffo                                         Vice President and Chief Accounting Officer
213 Washington Street
Newark, NJ 07102-2992

Helen M. Galt                                        Director
213 Washington Street
Newark, NJ 07102-2992

Bernard J. Jacob                                     President and Director
213 Washington Street
Newark, NJ 07102-2992

Ronald P. Joelson                                    Director
100 Mulberry Street
Newark, NJ 07102-5096

Clifford E. Kirsch                                   Chief Legal Officer and Secretary
213 Washington Street
Newark, NJ 07102-2992

Melody C. McDaid                                     Senior Vice President
213 Washington Street
Newark, NJ 07102-2992

Esther H. Milnes                                     Senior Vice President
213 Washington Street
Newark, NJ 07102-2992

James M. O'Connor                                    Senior Vice President and Actuary
200 Wood Avenue South
Iselin, NJ 08830-2706

David R. Odenath, Jr.                                Director
751 Broad Street
Newark, NJ 07102-3777

Hwei-Chung S. Shao                                   Senior Vice President and Chief Actuary
213 Washington Street
Newark, NJ 07102-2992

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Pruco Life Insurance Company ("Pruco Life"), a corporation organized under the laws of Arizona, is a direct, wholly-owned subsidiary of The Prudential Insurance Company of America, ("Prudential"), a stock life insurance company organized under the laws of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc., a New Jersey insurance holding company.

Pruco Life may be deemed to control its wholly-owned subsidiary, Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"). Pruco Life may also be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: the Pruco Life Variable Appreciable Account, the Pruco Life Variable Insurance Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Variable Universal Account, the Pruco Life PRUvider Variable Appreciable Account, the Pruco Life Single Premium Variable Annuity Account, the Pruco Life Flexible Premium Variable Annuity Account (Registrant) (separate accounts of Pruco Life), the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Single Premium Variable Life Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account (separate accounts of Pruco Life of New Jersey).

The above-referenced separate accounts, along with Prudential and certain of Prudential's separate accounts, hold the majority of the shares of The Prudential Series Fund. In addition, Prudential holds all the shares of Prudential's Gibraltar Fund in three of its separate accounts. The Prudential Series Fund and Prudential's Gibraltar Fund are registered as open-end diversified, management investment companies under the Investment Company Act of 1940. Additionally, the aforementioned separate accounts of Prudential are registered as unit investment trusts under the Investment Company Act of 1940.

In addition, Pruco Life may also be deemed to be under common control with other insurers that are direct or indirect subsidiaries of Prudential Financial, Inc. and their separate accounts.

The subsidiaries of Prudential Financial, Inc. are listed under Exhibit 21 of the Annual Report on Form 10-K of Prudential Financial, Inc., Registration No. 001-16707, filed March 9, 2005, the text of which is hereby incorporated.

ITEM 27.  NUMBER OF CONTRACT OWNERS

Not applicable.

ITEM 28.  INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability which may be incurred in such capacity, subject to the terms, conditions and exclusions of the insurance polices.

Arizona, being the state of organization of Pruco Life Insurance Company ("Pruco"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et. seq. of the Arizona Statutes Annotated. The text of Pruco's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 3(ii) to its form 10-Q filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

      (a) Prudential Investment Management Services LLC (PIMS)

      PIMS is distributor for Nicholas-Applegate Fund, Inc., (Nicholas-Applegate Growth Equity Fund), Jennison 20/20 Focus Fund, Jennison U.S. Emerging Growth Fund, Inc., Jennison Value Fund, Dryden Index Series Fund, The Prudential Investment

Portfolios, Inc., Jennison Natural Resources Fund, Inc., Jennison Sector Funds, Inc., Dryden Small Cap Core Equity Fund, Inc., Jennison Small Company Fund, Inc., Dryden Tax-Managed Funds, Prudential World Fund, Inc., Strategic Partners Mutual Funds, Inc., Dryden Global Total Return Fund, Inc.; Dryden Government Income Fund, Inc., Dryden High Yield Fund, Inc., Dryden Total Return Bond Fund, Inc., Dryden Short-Term Corporate Bond Fund, Inc., Dryden Ultra Short Bond Fund, Dryden California Municipal Fund, Dryden Municipal Bond Fund, Dryden Municipal Series Fund, Dryden National Municipals Fund, Inc., Dryden Government Securities Trust, MoneyMart Assets, Inc., Dryden Tax-Free Money Fund, Inc., Prudential Institutional Liquidity Portfolio, Inc., Cash Accumulation Trust, Gibraltar Fund Inc., The Target Portfolio Trust, The Prudential Series Fund, Inc., American Skandia Trust, The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11.

      PIMS is also distributor of the following registered unit investment trust: Separate Accounts: The Prudential Variable Contract Account-24, The Prudential Variable Contract Account GI-2, The Prudential Discovery Select Group Variable Contract Account, The Prudential Discovery Premier Group Variable Contract Account, The Pruco Life Flexible Premium Variable Annuity Account, The Pruco Life of New Jersey Flexible Premium Variable Annuity Account, The Prudential Individual Variable Contract Account and The Prudential Qualified Individual Variable Contract Account.

     (b) Information concerning the Directors and Officers of PIMS is set forth below:

                                        POSITIONS AND OFFICES                   POSITIONS AND OFFICES
        NAME (1)                           WITH UNDERWRITER                        WITH REGISTRANT
-------------------------------   ---------------------------------             ---------------------
Robert F. Gunia...............    President                                     None

Kenneth J. Schindler..........    Senior Vice President & Chief                 None
                                  Compliance Officer

David R. Odenath..............    Executive Vice President                      None
751 Broad Street
Newark, NJ 07102

Scott G. Sleyster.............    Executive Vice President                      None
280 Trumbull Street
Hartford, CT 06103

Stephen Pelletier.............    Executive Vice President                      None

Bernard B. Winograd...........    Executive Vice President                      None

Edward P. Baird...............    Executive Vice President                      None
213 Washington Street
Newark, NJ 07102

Mark I. Salvacion.............    Senior Vice President, Secretary and          None
                                  Chief Legal Officer

Michael J. McQuade............    Senior Vice President and                     None
                                  Chief Financial Officer

C. Edward Chaplin.............    Executive Vice President and  Treasurer       None
751 Broad Street
Newark, NJ 07102

Peter J. Boland...............    Senior Vice President and Director            None
                                  of Operations

(1) The address of each person named is 100 Mulberry Street, Newark, New Jersey 07102 unless otherwise noted.

     (c)

-------------------------------------------------------------------------------------------------------------
Name of Principal Underwriter    Net Underwriting Discounts    Compensation on      Brokerage     Compensation
                                 and Commissions               Redemption           Commission
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Prudential Investment            $ 71,216,327                   $-0-                $-0-          $-0-
Management Services, LLC
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31
(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, 751 Broad Street, Newark, New Jersey 07102-3777.

ITEM 31.  MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32.  UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e) Pruco Life hereby represents that the fees and charges deducted under the Contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested in the City of Newark and the State of New Jersey, on this 12th day of January, 2006.

            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                                  (Registrant)

                        BY: PRUCO LIFE INSURANCE COMPANY
                                   (Depositor)

                      Attest: /s/  CLIFFORD E. KIRSCH                          /s/  BERNARD J. JACOB
                      -------------------------------------                    ---------------------
                                   CLIFFORD E. KIRSCH                               BERNARD J. JACOB
                                   CHIEF LEGAL OFFICER AND SECRETARY                PRESIDENT

                                   SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                               SIGNATURE AND TITLE

                             *
                      -------------------------------
                      JAMES J. AVERY JR.                                       Date: January 12, 2006
                      VICE CHAIRMAN AND DIRECTOR

                             *
                      -------------------------------
                      BERNARD J. JACOB                                         *BY CLIFFORD E. KIRSCH
                      PRESIDENT AND DIRECTOR                                   ----------------------
                                                                                CLIFFORD E. KIRSCH
                                                                               (ATTORNEY-IN-FACT)
                             *
                      -------------------------------
                      JOHN CHIEFFO
                      VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER AND
                      PRINCIPAL FINANCIAL OFFICER

                             *
                      -------------------------------
                      C. EDWARD CHAPLIN SENIOR VICE PRESIDENT AND DIRECTOR

                             *
                      -------------------------------
                      RONALD P. JOELSON
                      DIRECTOR

                             *
                      -------------------------------
                      HELEN M. GALT
                      DIRECTOR

                             *
                      -------------------------------
                      DAVID R. ODENATH, JR.
                      DIRECTOR

                                  EXHIBIT INDEX

(4)(a) Prudential Premier Variable Annuity B Series, L Series and X Series certificate issued under group contract (including schedule pages for each Series).
(4)(b) Prudential Premier Variable Annuity B Series, L Series and X Series individual annuity contract (including schedule pages for each Series).
(4)(c)  Guaranteed Minimum Income Benefit Rider.
(4)(d)  Guaranteed Minimum Income Benefit Schedule Supplement.
(4)(e)  Periodic Value Death Benefit Rider. (Note 1)
(4)(f)  Periodic Value Death Benefit Schedule Supplement.
(4)(g)  Combination Roll-up Value and Periodic Value Death Benefit Rider.
(4)(h)  Combination Roll-up Value Death Benefit Schedule Supplement.
(4)(i)  Guaranteed Minimum Payments Benefit Rider.
(4)(j)  Guaranteed Minimum Payments Benefit Schedule Supplement.
(4)(k)  Enhanced Dollar Cost Averaging Rider.
(4)(l)  Enhanced Dollar Cost Averaging Schedule Supplement.
(4)(m)  Longevity Credit Rider.
(4)(n)  Individual Retirement Annuity Endorsement.
(4)(o)  Roth Individual Retirement Annuity Endorsement.
(4))(p) 403(b) Annuity Endorsement.
(4)(q)  Medically Related Surrender Provision Endorsement.
(7)     Contract of Reinsurance.
(13)    Powers of Attorney.